As confidentially submitted to the Securities and Exchange Commission on April 24, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Guardian Metal Resources PLC
(Exact Name of Registrant as Specified in Its Charter)
United Kingdom	1000	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Orana Corporate LLP 25 Eccleston Place London SW1W 9NF United Kingdom +(44) 20 7078 8496
(Address, Including Zip Code and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)

c/o
Golden Metal Resources LLC
3800 Howard Hughes Parkway STE 1000
Las Vegas, Nevada 89169,
United States of America
+1 (702) 667-4854
(Name, Address, Including Zip Code and Telephone Number, Including Area Code of Agent For Service)

Copies to:
Michael Kaplan
Connie Milonakis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
United States of America
+1 (212) 450-4000
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. The shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated April 24, 2026
PRELIMINARY PROSPECTUS
Guardian Metal Resources PLC
72,111,177 Ordinary Shares, including in the form of American Depositary Shares
Offered by the Selling Shareholders
This prospectus relates to the resale by the selling shareholders referred to in this prospectus, or their donees, pledgees, transferees, distributees, assignees or successors in interest (the “Selling Shareholders”), from time to time, of up to 72,111,177 ordinary shares, nominal value of £0.01 per share (the “ordinary shares”), including in the form of American Depositary Shares (“ADSs”), of Guardian Metal Resources PLC (collectively, the “Resale Shares”). Each ADS represents five ordinary shares.
We are registering the Resale Shares on behalf of the Selling Shareholders, to be offered and sold or otherwise transferred from time to time, to satisfy certain registration rights that we have granted to the Selling Shareholders pursuant to the Registration Rights Agreement (as defined below). Our registration of the securities covered by this prospectus does not mean that the Selling Shareholders will offer or sell any or all of the Resale Shares.
While we will bear all costs, expenses and fees in connection with the registration of the Resale Shares under this prospectus, including the filing of any amendments or supplements to the registration statement or this prospectus, we will not receive any of the proceeds from the sale of the Resale Shares by the Selling Shareholders. We are not offering or selling any ordinary shares or ADSs under this prospectus. The Selling Shareholders may sell the Resale Shares covered by this prospectus in a number of different ways and at varying prices. For more information, see the section entitled “Plan of Distribution.”
If any underwriters, dealers or agents are involved in the sale of any of the Resale Shares, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in an applicable prospectus supplement, if required by applicable law. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information.
Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “GMET”. On            , 2026, the last reported sale price of our ordinary shares on AIM was £     per ordinary share. Our ADSs are listed on the NYSE American under the symbol “GMTL”. On          , 2026, the closing price of our ADSs reported on the NYSE American was $     .
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15, and other risk factors contained in any applicable prospectus supplement that we may file, to read about factors you should consider before deciding to purchase these securities.
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company, a Smaller Reporting Company and a Foreign Private Issuer.”
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements and any free writing prospectuses carefully before you make your investment decision.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated            , 2026

i

ABOUT THIS PROSPECTUS
For investors outside the United States: we have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Resale Shares and the distribution of this prospectus outside the United States.
We and the Selling Shareholders have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we have prepared, and we do not take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the Selling Shareholders are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Resale Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.
We and the Selling Shareholders, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus, or we may amend this prospectus. The prospectus supplement or amendment may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or amendment, together with additional information described below under the caption “Where You Can Find Additional Information.”
We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Except where the context otherwise requires or where otherwise indicated, the terms “Guardian,” the “Company,” “we,” “us,” “our company” and “our business” refer to Guardian Metal Resources PLC, together with its consolidated subsidiaries as a consolidated entity.
MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data in this prospectus primarily from studies conducted by third parties, including the Tungsten Market Outlook prepared for us by Argus in November 2025. We believe these third-party sources to be reliable; however, we have not independently verified the information they contain.
Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but they do not guarantee the accuracy or completeness of such information. Forecasts and other forward-looking information obtained from these sources, including the Argus report, are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and other forward-looking statements are subject to uncertainty and risk due to a variety of factors, including those described under “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” and actual results may differ materially from those expressed by us or by independent third parties.
TRADEMARKS
As of December 31, 2025, we did not own any patents, copyrights or trademarks, nor have we registered or otherwise protected any trademarks. We rely instead on domain name and trade secret protections, as well as confidentiality and employee and third-party non-disclosure agreements, to protect our intellectual property and proprietary information. We own and maintain certain domain names used in our business, including www.guardianmetalresources.com. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, the rights of the applicable licensors to these trademarks, service marks, logos and trade names.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
This prospectus includes (i) our unaudited consolidated interim financial statements as of and for the six months ended December 31, 2025 and 2024 (our “unaudited consolidated interim financial statements”) and (ii) our audited consolidated financial statements as of and for the fiscal years ended June 30, 2025 and 2024 (our “annual consolidated financial statements”).
Our annual consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our unaudited consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting.’
All references herein to our “consolidated financial statements” are to both our audited consolidated financial statements and our unaudited consolidated interim financial statements. None of our financial statements were prepared in accordance with U.S. GAAP. All references in this prospectus to “$” and “USD” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.
Our fiscal year begins on July 1 and ends on June 30 of the following year. All references to fiscal year 2024 relate to the year ended June 30, 2024, and fiscal year 2025 relate to the year ended June 30, 2025.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
SCIENTIFIC AND TECHNICAL INFORMATION
Cautionary Note Regarding Presentation of Mineral Resource Estimates
This prospectus refers to estimated mineral resources, including indicated and inferred mineral resources. See “— Certain Definitions” for the definition of those terms.
The mineral resource estimates included in this prospectus have been prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Under S-K 1300, mineral resources are estimated by a qualified person based on geological evidence, sampling and testing and reasonable prospects of economic extraction, but mineral resources are not mineral reserves and do not have demonstrated economic viability.
Inferred mineral resources are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.
Our mineral resource estimates may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant factors. In addition, inferred mineral resources have the lowest level of geological confidence, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability; they may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.
Unless the context otherwise requires, all references in this prospectus to “qualified person(s)” are to a qualified person as defined in S-K 1300. Our disclosure relating to mineral resources is supported by a technical report summary prepared by a qualified person in accordance with S-K 1300. The technical report summary for the Pilot Mountain project has been filed as Exhibit 96.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, and is incorporated by reference into this prospectus.
Qualified Persons Statement
Certain scientific and technical information contained in this prospectus was derived from a technical report prepared by a qualified person. In particular:
•
Information relating to Pilot Mountain is derived from the technical report summary, entitled “SK 1300 Technical Report Summary Pilot Mountain Tungsten Project,” issued December 15, 2025, with an effective date of December 15, 2025, prepared by RESPEC. RESPEC is the qualified person under S-K 1300. The scientific and technical information related to Pilot Mountain contained in the S-K 1300 Report and reproduced in this prospectus has been approved by the qualified person.

Certain Definitions
The following is a glossary of certain industry and other defined terms used in this prospectus:
•
“Amdel” means Amdel Laboratories Ltd.

•
“APT” means ammonium paratungstate, the industry’s key intermediate product and pricing benchmark.

•
“Argus” means Argus Media Group.

•
“BLM” means the federal Bureau of Land Management.

•
“Coffey Mining” means Coffey Mining (Pty) Ltd.

•
“Concentration(s)” means the physical, chemical or biological process to increase the grade of the metal or mineral of interest.

•
“EA” means an Environmental Assessment from the BLM.

•
“Exploration targets” refers to statements or estimates of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a mineral resource.

•
“Garfield” refers to the Garfield Project, an early-stage exploration gold-silver-copper property consisting of 163 unpatented mining claims covering approximately 13.8 km² in Nevada, in which we hold a 100% interest through Golden Metal Resources LLC, our wholly owned U.S. subsidiary.

•
“Golconda” refers to the Golconda Project, an early-stage exploration-stage gold project comprising 44 unpatented mining claims covering approximately 3.22 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of the project pursuant to the Golconda Option Agreement.

•
“GZRINM” means Guangzhou Research Institute of Non-ferrous Metals.

•
“Indicated mineral resource(s)” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
•
“Inferred mineral resource(s)” or “Inferred” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

•
“Kibby Basin” refers to the Kibby Basin Project, an early-stage lithium exploration property, consisting of 24 unpatented mining claims covering approximately 1.97 km² in Nevada, in which we hold a 100% interest through Golden Metal Resources LLC, our wholly owned subsidiary.

•
“Mineral deposit(s)” means a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

•
“Mineral reserve(s)” means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•
“Mineral resource(s)” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

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“NDEP” means Nevada Division of Environmental Protection.

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“NEPA” means National Environmental Policy Act.

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“NSR” means net smelter royalty.

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“NT claims” refers to the 45 unpatented mining claims held by Pilot Metals Inc., a wholly owned U.S. subsidiary of the Company, in relation to the Pilot Mountain project.

•
“Open-pit mining” means a method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden surface material covering the valuable deposit is relatively thin, or the material of interest is structurally unsuitable for underground mining.

•
“PEAs” means preliminary economic assessments, which are used to assess the economic viability of a mineral deposit.

•
“Pilot Mountain” or the “Project” refers to the Pilot Mountain Project, an advanced exploration-stage tungsten project located in the Walker Lane region of Mineral County, Nevada, in which we hold a 100% interest through BFM Resources Inc. and Pilot Metals Inc., our wholly owned U.S. subsidiaries. Pilot Mountain comprises 208 unpatented lode mining claims covering approximately 17.2 km² on federally administered BLM land.

•
“PoO” means Plan of Operations.

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“Probable mineral reserve(s)” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

v

•
“RESPEC” means RESPEC Company LLC.

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“Samuel” means Samuel Engineering, Inc.

•
“Stonewall” refers to the Stonewall Project, an early-stage gold-silver exploration property comprising 19 unpatented lode mining claims covering approximately 1.59 km², in which we hold a 100% interest through Golden Metal Resources LLC, our wholly owned U.S. subsidiary.

•
“t of W” means tonnes of tungsten.

•
“Tempiute” refers to the Tempiute Project, an exploration-stage tungsten project located in Lincoln County, Nevada, in which we hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km².

•
“UCC” means Union Carbide Corporation.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our securities. You should read the entire prospectus carefully, including the “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Industry,” “Business,” “Mining Properties” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.
Overview
We are a U.S.-focused exploration-stage critical minerals company with a portfolio of tungsten and polymetallic exploration projects located in the State of Nevada. Our principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of scheelite-bearing skarn mineralization that have seen prior tungsten mining activity by third parties. In addition, we hold early-stage copper, gold, silver and lithium exploration properties, which we believe provide optionality and exposure to broader critical-minerals thematic trends.
Tungsten is designated as a critical mineral in the United States and the European Union. A diversified, domestic supply of tungsten in the United States is increasingly viewed as strategically important due to concentrated global production and recent export controls in China, which accounted for approximately 84% of global output in 2024. Over the past year, we have advanced our flagship Pilot Mountain project through a drilling program that returned tungsten, copper and silver intercepts, and have continued geological, metallurgical, environmental and engineering work to support future development planning.
Company Description
Operations
We do not currently operate producing mines and have not generated revenue from mineral production. Our activities are focused on the exploration and technical evaluation of our mineral properties and on preparing the groundwork for future permitting and development decisions. Our projects are located within established mining jurisdictions in Nevada, where mining regulations and permitting processes have historically been favorable to the sector.
Our operational activities include detailed engineering activities to support the completion of a feasibility study at Pilot Mountain and exploration and resource definition drilling at Tempiute. These programs are conducted through our U.S. subsidiaries and supported by independent consultants, including qualified persons as defined under Subpart 1300 of Regulation S-K.
In addition to ongoing work at Pilot Mountain and Tempiute, we manage a portfolio of earlier-stage exploration projects, including the Garfield gold-silver-copper project, the Golconda gold project, the Kibby Basin lithium project and the Stonewall gold-silver project. Together, we believe these properties provide a pipeline of exploration opportunities across multiple commodities within Nevada, a well-established mining jurisdiction. We continue to evaluate opportunities to advance our assets, maintain regulatory compliance and meet the technical and environmental requirements associated with future project development.

In the map below, we present the geographic footprint of our mining properties:
Exploration Stage Properties
Our mining portfolio consists of the following properties:
•
The Pilot Mountain Project (“Pilot Mountain” or the “Project”) — Pilot Mountain is an advanced exploration-stage tungsten project located in the Walker Lane region of Mineral County, Nevada, approximately 19 air-kilometers east of the town of Mina. Pilot Mountain comprises 208 unpatented lode mining claims covering approximately 17.2 km² on federally administered BLM land and is accessible year-round from U.S. Highway 95 via gravel roads. We hold a 100% interest in the Project through BFM Resources Inc. and Pilot Metals Inc., our wholly owned U.S. subsidiaries. Pilot Mountain hosts the Desert Scheelite tungsten-bearing skarn deposit together with several additional exploration targets. For more information, see “— Individual Property Disclosure — Pilot Mountain.”

•
The Tempiute Project (“Tempiute”) — Tempiute is an exploration-stage tungsten project located in Lincoln County, Nevada, within the historic Tempiute tungsten district, a past-producing area during multiple periods of the 20th century. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km². The unpatented lode, millsite and placer mining claims are situated on BLM-administered federal land. We hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Tempiute contains numerous historical tungsten workings and known scheelite-bearing skarn occurrences and is considered prospective for additional skarn-style tungsten mineralization. Historical tailings are also being assessed for environmental matters and for potential resources.

Other Projects
•
The Garfield Project (“Garfield”) — Garfield is an early-stage exploration gold-silver-copper project consisting of 163 unpatented mining claims covering approximately 13.8 km² in Nevada. We hold a 100% interest in Garfield through Golden Metal Resources LLC, our wholly owned U.S. subsidiary.

Garfield is prospective for copper, silver and zinc, with historical reconnaissance work identifying several zones of anomalous base- and critical-metal mineralization. A 2% net smelter royalty (“NSR”) is retained by the vendor over the original claims (GAR 15 – 17) plus an area of influence, of which 1% may be repurchased by us.
•
The Golconda Project (“Golconda”) — Golconda is an early-stage exploration gold project comprising 44 unpatented mining claims covering approximately 3.22 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of Golconda pursuant to the Golconda Option Agreement. Upon full earn-in, the underlying owner would retain a 1% NSR, subject to a partial buy-back right. Golconda is prospective for Carlin-type gold mineralization, with historical trenching and geochemical sampling identifying multiple untested targets.

•
The Kibby Basin Project (“Kibby Basin”) — Kibby Basin is an early-stage exploration lithium project, consisting of 24 unpatented mining claims covering approximately 1.97 km² in Nevada. We hold a 100% interest in Kibby Basin through Golden Metal Resources LLC, our wholly owned subsidiary. Kibby Basin lies within a broader basin where historical drilling and geophysical surveys have identified lithium. Kibby Basin is accessible through existing dirt roads and is situated on federally administered BLM land.

•
The Stonewall Project (“Stonewall”) — Stonewall is an early-stage exploration gold-silver project comprising 19 unpatented lode mining claims covering approximately 1.59 km². We hold a 100% interest in Stonewall through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Stonewall hosts historical workings and surface geochemical anomalies that are consistent with epithermal precious-metal systems. The seller retains a 2% NSR, of which 1% may be repurchased by us.

Competitive Strengths
•
Wholly U.S.-Based Tungsten Project Portfolio — We are currently solely focused on a U.S.-based project portfolio, with all of our assets in the mining-friendly State of Nevada. Pilot Mountain is an advanced exploration-stage project, and Tempiute is an exploration-stage project with historical production. Both projects are strategically situated and have the potential to serve as the foundation for a U.S.-based, scalable, primary mined tungsten supply.

•
Pilot Mountain is One of the Largest Known Tungsten Deposits on U.S. Soil — Pilot Mountain is among the largest known tungsten assets on U.S. soil, with established resources and a history of technical studies, which continues today. We believe Pilot Mountain provides us with a potential pathway toward developing a strategically important U.S. domestic mined source of tungsten. Pilot Mountain is situated on BLM land, which we believe is generally considered a favorable partner for project advancement and permitting.

•
Tempiute is a Past Producing Mine with Existing Infrastructure — We intend to evaluate and advance Tempiute in parallel with Pilot Mountain as a strategic and complementary asset. Tempiute is supported by existing infrastructure linked to historic operations, including road access, power and mill foundations, which we believe we can leverage as we advance this project. Tempiute is situated in part on patented mining claims as well as placer, lode and millsite claims located on BLM land, which we believe are considered advantageous for project advancement and permitting. Further, a large area on claims of 20.5 km2 to cover an area of historical dispersed tailings is being assessed for environmental matters and potential tungsten resources.

•
Demonstrated Federal Support — On July 22, 2025, the U.S. Department of War announced a $6.2 million award to Golden Metal Resources LLC, our wholly owned subsidiary, under Title III of the Defense Production Act. The funding will support the advancement of our Pilot Mountain tungsten project in Nevada through a pre-feasibility study, which is currently in progress, including metallurgical test work, engineering studies, environmental assessments and related technical investigations. We believe this federal support reinforces the strategic value of our projects within U.S. national security and supply chain resilience frameworks.

•
Path for Advancement Driven by Market, Political Tailwinds — On February 4, 2025, China’s Ministry of Commerce and General Administration of Customs issued a joint announcement,

placing export controls on certain tungsten products. China accounts for a substantial share of global tungsten production and a majority of downstream processing capacity, and has long been a net exporter of semi-refined and refined tungsten products that are critical to manufacturers in the United States and allied nations. The implementation of these export controls has resulted in an immediate tightening of global supply, which contributed to, and continues to contribute to shortages across the tungsten supply chain and elevated tungsten prices that have persisted into 2026. Tungsten is designated a critical mineral in the United States and European Union, with ongoing governmental initiatives aimed at diversifying supply chains away from China and supporting production in stable, allied jurisdictions. In light of the foregoing national security and trade tensions, we believe we are well positioned to advance our Nevada-based tungsten assets. We believe the alignment of our U.S.-centric strategy with the current U.S. and western policy focus surrounding critical mineral can enhance support for the delivery of our projects through permitting, engineering and subsequent production, at a time of heightened focus on domestic and allied critical-mineral supply.
•
Vertically Integrated, “Mined in America” Tungsten Supply Chain — We believe the tungsten supply chain is differentiated to many other critical minerals, as there are well-established midstream and downstream processing capabilities actively operating in the U.S. For example, Global Tungsten & Powders LLC is a Pennsylvania-based downstream manufacturer with whom we have signed a non-binding letter of intent regarding our Pilot Mountain product offtake. However, we believe many U.S.-based manufacturers are currently reliant on overseas suppliers for the primary supply of raw tungsten materials. We believe we are well positioned to become a meaningful source of U.S.-based tungsten supply and by extension a foundation for a secure, domestic, vertically integrated tungsten supply chain.

Growth Strategies
Our mission is to establish our projects, Pilot Mountain and Tempiute, as potential cornerstones of U.S. tungsten supply, directly supporting U.S. national efforts to reshore production, reduce reliance on foreign supply chains and strengthen economic and defense security, while delivering long-term value for shareholders.
Key aspects of our growth strategy include:
•
Advancing Pilot Mountain Toward Feasibility and Development — Pre-feasibility work at Pilot Mountain is underway and is targeted for completion by the end of Q2 2026. Detailed engineering and permitting workstreams are proceeding concurrently with the goal of facilitating an accelerated transition from our initial economic study through to feasibility and a subsequent investment decision.

•
Accelerating Tempiute Exploration and Pre-Development Workstreams — In parallel with the advancement of Pilot Mountain, we are progressing various key exploration activities at Tempiute, including mapping, sampling and drilling, which is focused on evaluating the potential for open-pit and underground resource definition by seeking to identify primary sources of mineralization. In addition, a staged Environmental Site Assessment has commenced focused on areas of historical contained and dispersed mine tailings in addition to mineralized stockpiles from former operations. This work is designed to evaluate the current environmental conditions prior to undertaking any further Company work. The mine tailings may require certain reprocessing and cleanup activities, the extent of which is not yet certain, given the scale of former production over 40 years.

•
Leveraging U.S. Federal Support for Domestic Critical Mineral Supply Chains — Our business strategy is premised in part on the current geopolitical and national-security environment, including ongoing trade tensions between the United States and China, China’s restrictions on exports of certain strategic minerals and U.S. government policies aimed at strengthening domestic supply chains for critical minerals. These developments have increased interest in, and potential support for, U.S.-based critical metals projects such as ours. In addition to the U.S. Department of War award, we are pursuing other funding opportunities offered by the U.S. government under critical minerals programs and through commercial opportunities like the U.S. government’s strategic stockpile program.

•
Establishing the Foundation for a Vertically Integrated U.S. Tungsten Supply Chain Through Commercial Partnerships — Through our tungsten projects, our goal is to become a cornerstone of the U.S.-based mined tungsten supply for new and existing U.S.-based midstream and downstream facilities. In order to facilitate this vertically integrated supply chain, we intend to have regular dialogue with potential off-take partners and customers as we advance towards feasibility and potential development of our projects. For example, we seek to expand our contact with refiners of tungsten based in the United States.
•
Portfolio Exploration and Strategic Growth Opportunities — While our near-term focus remains on our key tungsten projects, we continuously evaluate other strategic growth opportunities that are consistent with our focus on developing a secure, U.S.-based mined tungsten supply chain. These activities may include reviewing early-stage exploration properties, historical mining districts and other mineral assets in the United States that could complement our existing projects or enhance the scale, optionality or strategic positioning of our portfolio. We also intend to proactively seek to claim and consolidate prospective properties surrounding our existing projects to strengthen optionality across our portfolio. Further, we plan to investigate other critical minerals, such as gallium, that are highlighted in assays at both Pilot Mountain and Tempiute, the presence and potential recovery of which could further enhance the strategic value of our portfolio. We also monitor opportunities to acquire or enter into joint ventures, strategic alliances or other commercial arrangements with third parties where we believe such opportunities could accelerate project development, improve economics or strengthen our role in the U.S. critical minerals ecosystem. While no definitive agreements have been entered into as of the date of this prospectus, we expect to continue evaluating such opportunities on an ongoing basis.

Industry Overview
Tungsten has unique chemical and physical properties that make it essential to the manufactured modern world. Having the highest melting point of any metal, a density similar to gold, and when compounded with carbon to form tungsten carbide, a hardness close to that of diamond. Tungsten is the material of choice for cutting and penetrating other materials, resisting wear and surviving extreme environments. These properties make tungsten a critical input into a wide range of industrial applications, including cemented carbides, steel and superalloys, electronics, chemical catalysts and numerous defense-related uses. In 2024, global demand for tungsten from primary resources was more than 83,000 metric t of W, and China accounted for approximately 72% of global primary tungsten consumption. Tungsten ores are processed into concentrates and converted into APT, the industry’s key intermediate product and pricing benchmark, which is then refined into downstream powders and metal products.
Global primary supply was approximately 81,000 t of W in 2024, with China accounting for about 84% of concentrate output mainly from older mines which are facing declining grades, greater depth and increasing environmental and health and safety executive standards all of which result in higher production cost. Outside of China, primary production remains limited with the market heavily reliant on secondary supply (production scrap and recycling) and exports of intermediate products from China, although new mined supply is emerging (including Kazakhstan’s Boguty project) or in the development pipeline, and it is expected that global supply will rise from 82,000 t of W in 2025 to approximately 129,000 t of W by 2040. Tungsten demand is closely linked to global economic activity and is forecast to grow from 87,000 t of W in 2025 to 128,250 t of W by 2040, with defense expected to be the fastest-growing segment. Total demand including recycling was approximately 120,500 t of W in 2024 and is projected to reach around 190,000 t of W by 2040.
Tungsten supply chains remain highly concentrated in Asia, and China, which accounted for approximately 84% of mined tungsten production in 2024 and has long been a net exporter of intermediate, semi-finished and refined products which are essential to manufacturers in the United States and allied nations. New export controls effected by China in February 2025 which apply to tungsten intermediates (APT, ammonium metatungstate and oxide), carbides, and certain tungsten containing alloys contributed to tighter supply and catalyzed a strong upwards price momentum. European concentrate prices reached record levels in late 2025, and continued price strength through 2027 is expected as the market is forecast to remain in deficit. Tungsten is designated a critical mineral in the United States and European Union, with policy frameworks aimed at diversifying supply chains away from China and supporting production in stable, allied jurisdictions. For further detail, see “Industry.”

Risk Factors Summary
Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our securities. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
Summary of Risks Relating to Our Business and Industry
•
We have no history of mineral production and may never engage in mineral production.

•
Mineral exploration activities are highly speculative, have a high risk of failure, and may never result in finding ore bodies sufficient to develop a producing mine.

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Our business is and will be subject to market fluctuations, including fluctuations in tungsten prices.

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Mining is a capital-intensive industry, and we may be unable to obtain the funding required to advance our projects.

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Actual capital and operating costs in respect of our mines and development projects may be significantly higher than estimated capital and operating costs.

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Lack of reliability and inaccuracies of historical information could hinder our exploration plans.

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Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

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The accuracy of our mineral resource estimates cannot be assured, and the volume of materials we are able to recover may be materially lower.

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We have not established any mineral reserves and we may never be able to establish, replenish or expand our mineral resources or convert them into mineral reserves.

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Our projects have no relevant operating history upon which to base estimates of future cash flow and may not be commercially viable.

•
We have negative cash flows from our operations.

•
Our business and ability to advance our projects may be negatively affected by global financial conditions.

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Changes in geopolitical conditions, including a reduction or reversal of current trade restrictions and critical-minerals policies, could materially reduce the strategic importance of domestic tungsten projects like ours and adversely affect our business.

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Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

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Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

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Our business faces uncertainties and risks relating to the development of its Pilot Mountain and Tempiute tungsten projects.

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The acquisition of title to mineral properties is a detailed and time-consuming process and there is no guarantee that title to such mineral properties will not be contested or challenged.

Summary Risks Relating to Our Securities
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Any sale of the Resale Shares by the Selling Shareholders, or the perception that such sales may occur, could adversely affect the price of our securities.

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The price of our securities may be volatile and may fluctuate due to factors beyond our control.

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If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

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The NYSE American may in the future delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

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We are an “emerging growth company,” a “smaller reporting company” and a “foreign private issuer” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” and “smaller reporting companies” will make our securities less attractive to investors.

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We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

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UCAM Limited (“UCAM”) beneficially owns approximately 24% of our ordinary shares. This concentration of ownership and voting power will limit your ability to influence corporate matters.

•
Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

•
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

•
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

Corporate Structure
The following diagram illustrates our corporate structure:
Corporate Information
We were incorporated as a private limited company with the legal name Golden Metal Resources Limited under the laws of England and Wales on April 22, 2021, with the company number 13351178. On March 8, 2022, we re-registered as a public limited company, and on July 4, 2024, we changed our company name to Guardian Metal Resources PLC. The address of our registered office is c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom, and our telephone number is +(44) 20 7078 8496. Since May 2023, our ordinary shares have been admitted to trading on the AIM market of the London Stock Exchange under the symbol “GMET”. Since March 2026, our ADSs have been listed on NYSE American under the symbol “GMTL”. Our website address is www.guardianmetalresources.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is Golden Metal Resources LLC.

Implications of Being an Emerging Growth Company, a Smaller Reporting Company and a Foreign Private Issuer
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:
•
an exemption to present only two years of audited financial statements and only two years of related disclosure;

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reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements, as applicable; and

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an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the emerging growth company’s internal control over financial reporting (which generally would otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 20-F following the completion of its initial public offering).

We may choose to take advantage of some but not all of these reduced reporting burdens. We will remain an emerging growth company until the earliest of:
•
the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•
the last day of our fiscal year following the fifth anniversary of the closing of our IPO (as defined below);

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the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•
the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting ordinary shares held by non-affiliates are $250 million or more measured on the last business day of our second fiscal quarter, or (i) we no longer have annual revenues of less than $100 million during the most recently completed fiscal year and (ii) our voting and non-voting ordinary shares held by non-affiliates are $700 million or more measured on the last business day of our second fiscal quarter.
In addition, we report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we are permitted to take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the provisions of Sections 16(b) and 16(c) of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction and prohibiting “short-selling,” respectively;

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies and smaller reporting companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company or smaller reporting company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer, and be required to transition on January 1 of the following year, at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
•
the majority of our executive officers or directors are U.S. citizens or residents;

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more than 50% of our assets are located in the United States; or

•
our business is administered principally in the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities. See “Risk Factors — Risks Relating to Our Securities — We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company”.
In addition, as a foreign private issuer we rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with corporate governance standards. See “Risk Factors — Risks Relating to Our Securities — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.”
Recent Developments
Appointment of Chief Financial Officer
On March 26, 2025, we appointed Jacob Daniel Mather as our Chief Financial Officer. Mr. Mather has over 20 years of experience in the mining industry, including in senior finance and strategy roles, and previously held positions at Rio Tinto, Ceibo and Golden Queen Mining Company. In connection with his appointment, Mr. Benjamin James Hodges stepped down from his executive role and continues to serve as a non-executive director of the Company.
U.S. Initial Public Offering
On March 24, 2026, we completed our U.S. initial public offering (the “IPO”), in which we issued and sold an aggregate of 5,055,953 ADSs, representing 25,279,765 ordinary shares, at a public offering price of $13.50 per ADS, including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option. We received aggregate gross proceeds of approximately $68.3 million from the IPO, before deducting underwriting discounts and commissions and offering expenses.
Drilling Activities and Resource Estimate
In 2025, we started a drilling program at Pilot Mountain that returned multiple intervals of tungsten, copper and silver mineralization. In parallel with and following the drilling program, we continued advancing technical and permitting activities at Pilot Mountain, including geotechnical and hydrogeological drilling to support future engineering studies, ongoing environmental baseline data collection, and work association with the submission of an Exploration Plan of Operations with the BLM. Recent geological mapping and sampling have also identified gallium within certain mineralized zones and outlined features that may indicate the presence of a causative intrusive body underlying the Desert Scheelite system. We seek to plan additional drilling and technical studies for 2026 to further assess these targets and to support future permitting and project development milestones, including activities that may support potential Mine Plan of Operations. In December 2025, we completed our first S-K 1300 Resource estimate for the Desert Scheelite Deposit at Pilot Mountain, as set forth in the technical report summary filed as Exhibit 96.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, and incorporated herein by reference.
U.S. Department of War Award
On July 22, 2025, the U.S. Department of War announced a $6.2 million award to Golden Metal Resources LLC, our wholly owned subsidiary, under Title III of the Defense Production Act. The funding will support the advancement of our Pilot Mountain tungsten project in Nevada through a pre-feasibility study, which is currently in progress, including metallurgical test work, engineering studies, environmental assessments and related technical investigations. The results from these workstreams are intended to assist in determining the feasibility of extracting tungsten minerals from the area and to advance the project closer to a construction decision and potential operationalization.
The award is non-dilutive to the Company’s shareholders and does not include commercial covenants that would restrict the Company’s current business or the future sale of tungsten concentrates to the industrial base. The Company intends to advance the Pilot Mountain project with the objective of contributing to U.S. efforts to onshore critical metals to support national security and economic objectives. Pilot Mountain has the potential to represent the only U.S.-mined source of tungsten. The Company’s management team will lead the work and provide periodic progress reports to the administrators of the award.

THE OFFERING
Ordinary shares outstanding
194,307,981 ordinary shares as of April 23, 2026.(1)
Resale Shares offered by the Selling Shareholders
Up to 72,111,177 ordinary shares, including in the form of ADSs. Each ADS represents five ordinary shares.
Selling Shareholders
See “Selling Shareholders” on page 137 of this prospectus.
Use of proceeds
The Selling Shareholders are selling the Resale Shares for their own accounts. We will not receive any proceeds from such sales. See “Use of Proceeds.”
Plan of Distribution
Registration of the Resale Shares covered by this prospectus does not mean that such shares necessarily will be offered or sold. The Selling Shareholders will determine if, when and how they will sell the Resale Shares offered in this prospectus, as described under “Plan of Distribution.”
Depositary and Custodian
JPMorgan Chase Bank, N.A.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.
NYSE American trading symbol
“GMTL”
AIM trading symbol
“GMET”

(1)
The number of ordinary shares outstanding as of April 23, 2026 excludes:

•
4,089,027 ordinary shares issuable upon exercise of share warrants outstanding as of April 23, 2026; and

•
9,554,859 ordinary shares issuable upon exercise of options outstanding as of April 23, 2026.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
We prepare our audited consolidated financial statements in accordance with IFRS, as issued by IASB and our unaudited consolidated interim financial statements in accordance with International Accounting Standard 34, ‘Interim Financial Reporting.’
The following summary historical consolidated financial data as of and for the six months ended December 31, 2025 and 2024 and the fiscal years ended June 30, 2025, and 2024, have been derived from our unaudited and audited, respectively, consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
Consolidated Statement of Comprehensive Income
	For the six months ended December 31,		For the year ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Audited)
	($ thousands)
Continuing operations
Revenue	—	—	—	—
Gross profit	—	2	—	—
Other income	—	2	2	—
Administrative expenses	(4,792)	(988)	(2,719)	(1,376)
Loss from operating activities	(4,792)	(986)	(2,717)	(1,376)
Finance income	21	—	6	—
Loss before taxation	(4,771)	(986)	(2,711)	(1,376)
Taxation	—	—	—	—
Loss for the year from continuing operations	(4,771)	(986)	(2,711)	(1,376)
Other comprehensive (loss)/income
Items that will or may be reclassified to profit or loss:
Exchange translation	(427)	(101)	908	(13)
Total other comprehensive (loss)/income	(427)	(101)	908	(13)
Total comprehensive (loss) for the year attributable to owners of the Company	(5,198)	(1,087)	(1,803)	(1,389)
Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share ($)	(0.03)	(0.01)	(0.02)	(0.02)

Consolidated Statement of Cash Flows
	For the six months ended December 31,		For the year ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Audited)
	($ thousands)
Cash flows used in operating activities
Loss for the year from continuing activities	(4,772)	(986)	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	1,315	6	162	111
Expenses settled in shares	—	26	63	142
Foreign exchange differences	(298)	1	444	(3)
	(3,755)	(953)	(2,042)	(1,126)
Changes in working capital:
Decrease in trade and other receivables	31	60	40	53
Increase in trade and other payables	1,107	(467)	880	415
Net cash outflows in operating activities	(2,617)	(1,360)	(1,122)	(658)
Cash flows from investing activities
Purchase of intangibles	(9,082)	(3,131)	(8,038)	(1,496)
Investment in financial assets	(25)	—	—	—
Net cash outflows from investing activities	(9,107)	(3,131)	(8,038)	(1,496)
Cash flows from financing activities
Proceeds from issue of share capital	21,715	3,979	8,091	3,876
Share issue costs	(1,267)	—	(123)	(57)
Net cash inflows from financing activities	20,448	3,979	7,968	3,819
(Decrease)/increase in cash and cash equivalents	8,724	(512)	(1,192)	1,665
Cash and cash equivalents at beginning of year	1,873	3,033	3,033	1,371
Effect of foreign currency exchange rates	(35)	(32)	32	(3)
Cash and cash equivalents at June 30	10,562	2,489	1,873	3,033
Consolidated Statement of Financial Position
As of December 31, 2025
(Unaudited)
($ thousands)
Assets
Non-current assets
Intangible assets	26,807
Other non-current assets	25
Total non-current assets	26,832
Current assets
Trade and other receivables	245
Cash and cash equivalents	10,562
Total current assets	10,807
Total assets	37,639

As of December 31, 2025
(Unaudited)
($ thousands)
Liabilities
Current liabilities
Trade and other payables	2,896
Total current liabilities	2,896
Total liabilities	2,896
Net assets	34,743
Equity
Share capital	2,131
Share premium	37,613
Capital contribution reserve	5,897
Share-based payment reserve	1,639
Exchange reserve	675
Accumulated losses	(13,212)
Total equity	34,743

RISK FACTORS
Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our securities. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our securities may decline and you may lose all or part of your investment.
Risks Relating to Our Business and Industry
We have no history of mineral production and may never engage in mineral production.
We currently have no operating mines, nor do we have any interest in any mining operations. All of our mineral projects are at the exploration stage and have never been mined by us, nor have we produced any revenue from mining operations. We also have no applicable operating history upon which to base estimates of future operating costs, capital spending requirements, site remediation costs or asset retirement obligations. Our company has no experience in developing or operating a mine. We may never be able to develop and produce minerals from a commercially viable ore body or mine.
Mineral exploration activities are highly speculative, have a high risk of failure, and may never result in finding ore bodies sufficient to develop a producing mine.
While mineral exploration is necessary to identify potential mineralization, very few mineral properties that are explored are ultimately developed into producing mines. Major expenses will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and anticipated levels of recovery of mineral resources and mineral reserves, if any, may not be realized, nor may any identified mineral deposit ever qualify as a commercially mineable (or viable) ore body that can be legally and economically exploited. Our exploration programs and activities may not result in the discovery, development or production of a commercially viable ore body or mine.
It is impossible to ensure that the exploration or development programs we plan will result in a profitable commercial mining operation. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can be affected by environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.
Our business is and will be subject to market fluctuations, including fluctuations in tungsten prices.
Our business strategy is directly linked to commodity prices. In the future, our revenues are expected to be derived from the sale of tungsten concentrate (WO₃). Similar to other commodities, tungsten markets are cyclical and may be volatile.
The Company may enter into forward sales or other market strategies to mitigate its exposure to the tungsten market once it commences production. It is not the Company’s current intention to enter into forward or hedging contracts well in advance of potential production. Currently, the Company intends to maintain significant exposure to the tungsten market, and a more formal policy may be implemented if development and construction financing is considered.
Our future sales, if unhedged, would be denominated in U.S. dollars per metric tonne unit (“MTU”) of WO₃ concentrate. Changes in the average price of one (1) MTU of APT, as quoted on the Fastmarkets, would be expected to impact our potential revenue per MTU of WO₃ concentrate. The pre-feasibility study currently in progress will assess, among other cost and revenue factors, sensitivity to the tungsten price and other metals in the deposit, such as silver, copper and zinc.
Tungsten prices fluctuate and are affected by many factors, including demand from industrial sectors such as defense, aerospace and energy, international economic and political trends, including the nationalization of critical minerals, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, political and economic conditions including international trade disputes and the imposition of tariffs, interest rates, global or regional consumption and demand patterns, speculative activities and increased production due to improved mining and production methods, production costs in major tungsten-producing regions, speculative positions taken by investors or traders in tungsten, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with the transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives) as well as competition from alternative materials, all of which are beyond our control.
In addition, our operating costs may be affected by general inflationary pressures and increases in the cost or availability of key inputs such as energy, electricity and fuel supply, water supply and access, labor, consumables, critical raw materials, reagents, transportation and equipment. Disruptions in global or regional supply chains, shortages of equipment, spare parts or raw materials, or interruptions in the supply of utilities could delay our operations or materially increase costs. Because a portion of our expenditures is denominated in foreign currencies, exchange rate volatility could also amplify these cost impacts.
Tungsten prices may also be negatively affected by any slowing of the global economy, increases in exports from single market economy countries, notably China, unfavorable shifts in tungsten demand in key markets such as Asia, Europe and North America, and the release of tungsten concentrate into the market from the U.S. National Defense Stockpile. Conversely, supply-side constraints may exert upward pressure on prices. On February 4, 2025, China implemented export restrictions on certain tungsten products, which have continued to tighten global supply and support higher prices. These restrictions, together with heightened U.S. policy focusing on critical-minerals security, have continued to increase volatility in tungsten pricing.
The aggregate effect of these factors is impossible to predict. If tungsten prices fall below our anticipated all-in sustaining costs per MTU for one or more of our projects, including the Pilot Mountain and Tempiute tungsten projects, as well as any other tungsten exploration or development properties we may acquire or advance in the future, we may experience losses and be required to curtail or suspend some or all exploration and development activities. A prolonged decline in tungsten prices could adversely affect our ability to potentially generate positive cash flow from future operations.
Our current mineral resource estimate for Pilot Mountain is based on an assumed APT price of $65,500 per MTU, which is used by the qualified person in establishing reasonable prospects of economic extraction under Subpart 1300 of Regulation S-K. The value of tungsten concentrate is estimated by applying a factor to the APT price, and this factor may vary depending on market conditions and other factors. If APT prices decline materially below the level used in the resource estimate, or if the factor applied to derive concentrate value changes unfavorably, the estimated mineral resources and any future project evaluations may be adversely affected. Increased price volatility could also impact the timing, scope or economic attractiveness of further project activities.
Mining is a capital-intensive industry, and we may be unable to obtain the funding required to advance our projects.
Tungsten exploration, development and mining require substantial amounts of capital to identify and delineate mineral resources and reserves, undertake geological mapping and drilling, conduct metallurgical testing, construct and maintain mining and processing infrastructure, comply with regulatory requirements, and meet ongoing operational needs. As our projects advance, we expect capital needs to increase materially in connection with permitting activities, development work, construction of processing facilities and any future production operations.
Our future capital expenditure requirements will depend on many factors, including the results of exploration programs, updates to the technical report summary for the Pilot Mountain project, changes to mine plans, the cost and availability of equipment, labor and contractors, and broader market conditions such as interest rates and tungsten commodity prices. If we are unable to obtain adequate financing on acceptable terms, or at all, we may be forced to delay, reduce in scope or cancel planned exploration, development or construction activities.
In addition, our ability to fund capital expenditures from internally generated cash flows will depend on our ability to successfully advance our projects to production and operate profitably, neither of which is guaranteed. If cash flows are insufficient or if we face difficulties raising debt or equity financing, we may be unable to carry out our business plan, complete development milestones or maintain our properties in good standing. Any delay or interruption to planned capital projects may increase costs, reduce future production capacity, and adversely affect our competitiveness.
Because tungsten projects typically require significant upfront investment and have long development timelines, any inability to secure timely financing could materially and adversely affect our business, results of operations and financial condition.
Actual capital and operating costs in respect of our mines and development projects may be significantly higher than estimated capital and operating costs.
Capital and operating cost estimates are based on the interpretation of geological data, the pre-feasibility study stage and other technical studies, anticipated climatic conditions, market conditions for required products and services and other factors and assumptions regarding foreign exchange currency rates. Because we are in the exploration stage and have not yet established mineral reserves, these estimates are inherently more uncertain and subject to change as additional drilling, engineering and design work is completed. Any of the following events could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; lack of availability of key components or equipment; delay in construction schedules, unanticipated transportation costs; the inaccuracy of major equipment and construction cost estimates; the inaccuracy of operating cost or scale estimates; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); raw material costs; changes in commodity prices, availability of financing on acceptable terms and title or right of use claims.
Lack of reliability and inaccuracies of historical information could hinder our exploration plans.
We have relied on, and the disclosure in the technical report summary for the Pilot Mountain project is in part based on, certain historical-geological, geochemical, geophysical and drilling data compiled by previous operators of Pilot Mountain. To the extent any such historical data is inaccurate, incomplete or was collected using methods that do not meet current industry standards, our exploration interpretations, mineral resource estimates and related plans may be adversely affected. In addition, cost estimates and assumptions used in connection with our exploration programs may not prove accurate. Such estimates are based on interpretations of geological information, anticipated site conditions and other technical and economic factors. Any of the following, among other risks and uncertainties described in this prospectus, could affect the accuracy of any such historical data or other estimates or assumptions: variability in grade or tonnage of mineralized material; errors or gaps in historical datasets; changes in drilling, assay or metallurgical costs; unexpected logistical or transportation constraints; availability of labor and equipment; or changes in permitting requirements, environmental regulations, taxes, royalties or land tenure matters. If these assumptions or historical datasets prove inaccurate, our exploration results, timelines and ability to advance our projects may be negatively affected.
Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.
Feasibility studies, pre-feasibility studies and preliminary economic assessments (“PEAs”) are used to assess the economic viability of a mineral deposit. There is no certainty that existing or future pre-feasibility or feasibility studies or PEAs will be realized. Actual costs may significantly exceed estimated costs and economic returns may differ significantly from those estimated in the studies. There are many factors involved in the determination of the economic viability of a mineral deposit, including the achievement of satisfactory mineral reserve and mineral resource estimates, the level of estimated metallurgical recoveries, product quality and competition, capital and operating cost estimates and estimates of future tungsten and any by-product prices.
The Pilot Mountain project is currently at the advanced pre-feasibility stage, supported by the U.S. Department of War Defense Production Act Title III award received in July 2025, and any advancement to a full feasibility study will depend on the results of ongoing exploration, permitting, financing and market conditions. The Tempiute project is a historical tungsten producer; a letter of intent was signed on October 31, 2024, and a definitive option agreement completed on January 25, 2025. Preparatory workstreams were advanced during fiscal year 2025 in support of the 2025 drilling program which is currently underway. If the assumptions or estimations in the Pilot Mountain project PFS or the Tempiute project drilling program or other pre-feasibility workstreams are incorrect or if actual costs exceed those currently estimated, the projects may be economically unviable.
The accuracy of our mineral resource estimates cannot be assured, and the volume of materials we are able to recover may be materially lower.
The mineral resources we have disclosed before the recent S-K 1300 report relate solely to our Pilot Mountain project and are based on historical technical work; no mineral reserves have been established for any of our projects. Our Tempiute project had no declared mineral resources as of December 31, 2025; work undertaken during fiscal year 2025 was preparatory in nature and was intended to support a planned drilling program. No assurance can be given that the anticipated production will be achieved or that any indicated level of recovery of tungsten will be realized.
The estimation of mineral reserves and mineral resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. Our mineral resource estimates presented in this prospectus are, in accordance with Subpart 1300 of Regulation S-K, based on tungsten recoveries in small-scale laboratory tests and may not be indicative of the mineralization in the entire orebody, and we may not be able to achieve similar results in larger scale tests under on-site conditions or during production. Large-scale continuity and character of our deposits will only be determined once significant additional drilling and sampling have been completed and analyzed. Actual mineralization or formations may be different from those predicted.
No assurance can be given that any part or all of our mineral resources will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration. If resources are upgraded to reserves, the ore volume and grade actually recovered by us may also differ from the estimated volumes and grades of the mineral reserves and mineral resources.
There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. The qualification of any ore as a reserve or resource estimate is materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Prolonged declines in the market price of tungsten may render mineral reserves or resources containing relatively lower grades of mineralization uneconomical to recover and could thereby materially reduce our mineral resources or, if any, mineral reserves. Should such reductions occur, we may be required to take a material write-down of our investment in mining properties, reduce the carrying value of one or more of our assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced potential future cash flow. Because we have not established mineral reserves, our mine plans, if developed, will remain subject to significant uncertainty until reserves are delineated and even then such plans will remain subject to risks and uncertainties inherent in mining. Market price fluctuations of tungsten and other by-product metals such as silver, copper and zinc, as well as increased production costs or reduced recovery rates, may render mineral resources or reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral reserves or resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, the technical complexity of orebody, unusual or unexpected orebody formations, ore dilution or varying metallurgical and other ore characteristics may impair the profitability of a mine in any particular period. Failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation, could also influence the accuracy of our mineral resources or, if any, mineral reserves or cause us to reduce our mineral resources or, if any, mineral reserves.
Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained.
The mineral resource estimates described in this prospectus should thus not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates. A technical report summary issued by RESPEC on December 15, 2025 has been filed as Exhibit 96.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, and is incorporated herein by reference. For a summary, please refer to the section entitled “Mining Properties.”
We have not established any mineral reserves and may never be able to establish, replenish or expand our mineral resources or convert them into mineral reserves.
We are currently in the exploration stage and have only indicated and inferred mineral resource estimates at our Pilot Mountain project. We have no proven or probable mineral reserves as defined under Subpart 1300 of Regulation S-K. Any potential future production would depend on our ability to: (i) complete additional drilling and technical work to improve confidence in existing mineral resources, (ii) identify additional mineralized material through further exploration and (iii) demonstrate, through more advanced technical studies, that mineral reserves can be established. There is no assurance that any of these steps will be successful, or that our Pilot Mountain project, or any of our other projects, will ever support the declaration of mineral reserves.
Mineral resource estimates inherently involve uncertainty. Assumptions used by the qualified person to declare mineral resources may prove incorrect, or conditions may change with respect to operating or capital costs, metallurgical recoveries, product values, or other technical and economic factors. If the underlying assumptions used in preparing the mineral resource estimate for Pilot Mountain prove inaccurate, or if economic or technical conditions change, the mineral resources may be materially reduced, reclassified or rendered uneconomic and our ability to advance the project could be adversely affected.
There is no assurance that our exploration programs will result in the discovery of additional mineralization or that any existing or future mineral resources will ever be converted into mineral reserves.
Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our exploration, evaluation and potential construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any existing or future required approvals or permits, or a delay or failure in connection with the completion and successful operation of the operational elements of any future mining operations could delay or prevent such projects from advancing to production.
The successful advancement of our projects through exploration to engineering and into construction and eventual production, including the development of the Pilot Mountain and Tempiute tungsten projects, is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt and maintenance of required governmental approvals and permits in connection with the development of mining facilities, the conduct of mining operations (including the receipt and maintenance of environmental permits) and the successful construction and operation of key infrastructure, such as ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our development activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or the termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of any future mining operations could delay or prevent such projects from advancing to production.
There can be no assurance that any of our current or future exploration, development or production plans will be successful, that we will be able to obtain sufficient funds to finance exploration, development or production activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully advance or complete such projects, that we will be able to obtain all necessary governmental approvals and permits or that the development and potential operating costs associated with the advancement of our projects will not be significantly higher than anticipated by us. Any of the foregoing factors could delay or prevent such projects from advancing to production, which in turn could adversely impact our operations and financial condition.
Our projects have no relevant operating history upon which to base estimates of future cash flow and may not be commercially viable.
Our projects have no relevant operating history upon which to base estimates of future cash flow. The Pilot Mountain project had small-scale production in the 1940s and the Tempiute project had production from the early 1900s up to the 1980s. The records of production and costs are not current enough to base estimates of future cash flow upon. In addition, historical production at Tempiute was largely from underground mining, whereas we are focused on open-pit potential resources. We are also looking at the potential of unrecovered metal in the tailings left from previous production at Tempiute. The capital expenditures and time required to develop our exploration projects into operating mines are considerable and changes in costs or construction schedules may affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from our estimates.
Commercial viability of a future mining project is predicated on many factors such as estimation of mineral resources (and their eventual conversion into reserves), anticipated metallurgical recoveries, environmental considerations, permitting and anticipated capital and operating costs, as well as available capital to develop such project. Any mineral resources estimated in technical assessments may not be realized or converted into reserves, and the level of future metal prices needed to ensure commercial viability may not materialize. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated. Consequently, there is a risk that future projects may be subject to write-down and/or closure as they may not be commercially viable.
We have negative cash flows from our operations.
For the six months ended December 31, 2025 and the fiscal year ended June 30, 2025, we sustained net losses from operations and had a negative operating cash flow of $2.5 million and $1.1 million, respectively, compared to negative operating cash flow of $1.4 million for the six months ended December 31, 2024 and negative operating cash flow of $0.7 million for the fiscal year ended June 30, 2024. As of December 31, 2025 and June 30, 2025, we had cash and cash equivalents of approximately $10.6 million and $1.9 million, respectively and accumulated losses of approximately $13.2 million and $8.4 million, respectively. We have had negative operating cash flows in prior periods and may continue to do so and we will need to use available cash to fund any such negative cash flow.
We anticipate that the Company will remain cash flow negative for several years. The generation of positive cash flow from operations will depend on the successful development and commencement of production at the Pilot Mountain and Tempiute tungsten projects and any delay in bringing these projects into production would extend the period during which we remain cash flow negative. We may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing though capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in our projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to us. Any changes in these estimates or adverse developments in the availability of capital could materially impact our financial performance and results of operations.

Our business and ability to advance our projects may be negatively affected by global financial conditions.
Global financial conditions continue to be characterized as volatile, including elevated inflation in mining inputs (labor, fuel, electricity, reagents, equipment and contractor services). Persistent input cost inflation or shortages in Nevada or other regions where we may operate due to local or global financial conditions could increase our capital and operating costs, extend schedules and adversely affect project economics. In recent years, global markets have been adversely impacted by various credit crises, significant fluctuations in fuel and energy costs and metals prices, inflation, geopolitical conflict and health pandemics. Many industries, including the mining industry, have been impacted by these market conditions, which have contributed to increased economic uncertainty, higher capital costs and, for pre-production companies like ours, potentially reduced access to financing. These factors have increased the risk of disruption to global trade flows and supply chains, including availability and lead times for mining and processing equipment.
Further, global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. Global economic uncertainty, disruptions to global trade flows and supply chains and continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to tariffs, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our ability to secure project financing, maintain exploration and development timelines and advance our projects toward production.
Future crises may be precipitated by any number of causes, including natural disasters, geopolitical conflict or instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global supply chains or economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including tungsten, availability of credit, investor confidence and general financial market liquidity, all of which may adversely affect our ability to fund and advance our projects and the market price of our securities.
Foreign currency exchange rate fluctuations could adversely affect our operating costs, capital expenditures and results of operations.
A portion of our monetary assets and liabilities, including cash and cash equivalents, receivables and payables, as well as certain income and expense items such as operating expenses and capital expenditures, are and are expected to continue to be, denominated in currencies other than the U.S. dollar, principally the pound sterling. We hold significant amounts of cash from time to time in pounds sterling and a depreciation of this currency against the U.S. dollar could adversely affect our results of operations and our ability to advance our projects in the United States. Fluctuations in exchange rates between the U.S. dollar and other currencies could result in significant changes to our reported financial position and results, which may not be offset by corresponding changes in revenues. From time to time, we may use hedging arrangements, such as forward currency contracts, to manage foreign exchange exposure; however, these activities may be limited in scope and may not fully offset the impact of currency movements. As disclosed in Note 17 to our annual consolidated financial statements and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” a 10% strengthening or weakening of sterling against the U.S. dollar would have a measurable impact on our profit or loss and equity. Any substantial or prolonged change in currency exchange rates could therefore have a material adverse effect on our business, financial condition and results of operations.
Disruption to current trade practices could have a material impact on our ability to procure inputs and equipment for our operations and projects, and, in the future, market our products.
Access to markets for any tungsten products we may produce in the future and our ability to procure inputs and equipment required for our projects and operations may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Any tungsten products we may sell in the future could be subject to tariffs or other trade measures that do not apply to producers in certain other jurisdictions, potentially affecting the competitiveness of our products and our ability to access certain markets.

Geopolitical tensions and trade disputes, particularly those affecting China, Europe and the United States, may impact the availability and pricing of tungsten. For example, in late 2024 and continuing into 2025, China instituted and expanded restrictions on exports of critical minerals, including tungsten, to the United States. Although China has since rolled back a number of restrictions, restrictions on tungsten exports are still in place and negotiations between the United States and China are ongoing. With China accounting for a significant share of global tungsten supply, any changes in laws and regulations, export or import restrictions, tariffs or sanctions, or any perpetuation or escalation of any existing restrictions, tariffs or sanctions, could create volatility in the market and affect both the cost of inputs we require for our projects and the price environment for tungsten.
The recent and evolving introduction and removal of various tariffs and reciprocal trade measures between major economies, including the United States, China and the European Union has destabilized trade practices. For example, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States effective April 5, 2025, subject to limited exceptions for Mexico and Canada and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%, effective April 9, 2025. Most of the reciprocal tariffs were later suspended and replaced by a base tariff of 10% for a period of 90 days. It remains uncertain to what extent such tariffs or restrictions may be reimposed or expanded in the future. Tariffs and any additional changes in U.S. trade policy could result in one or more other jurisdictions adopting responsive trade policies. The adoption and expansion of trade restrictions, the occurrence of a trade war or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact us and the global economy.
The imposition of any tariff on tungsten ore, concentrates, oxide and related materials produced and sold by us may adversely affect our business, financial condition and results of operations. In addition, tariffs on the import of critical equipment or materials required for either the capital development or operating phases of our projects could materially increase our capital or operating costs. Elevated tariffs could also limit the supply or availability of such equipment or materials, which may have a material adverse impact on our business.
Changes in geopolitical conditions, including a reduction or reversal of current trade restrictions and critical-minerals policies, could materially reduce the strategic importance of domestic tungsten projects like ours and adversely affect our business.
Our business strategy is premised in part on the current geopolitical and national-security environment, including ongoing trade tensions between the United States and China, China’s restrictions on exports of certain strategic minerals and U.S. government policies aimed at strengthening domestic supply chains for critical minerals. These developments have increased interest in and potential support for U.S.-based tungsten projects such as ours.
There is no assurance that these conditions will continue. Any improvement or de-escalation in U.S.-China relations, a reduction or removal of tariffs or export controls or a shift in U.S. government priorities regarding access to critical minerals could lessen or eliminate the perceived strategic value of domestic tungsten production. Similarly, if China were to resume or expand exports of tungsten or other related materials, global supply and pricing dynamics could change materially, which could reduce the demand for U.S. domestic tungsten production.
In addition, the U.S. Department of War and other federal agencies may decide not to continue, or may significantly reduce, efforts to promote domestic critical-minerals development. If government interest or policy support for domestic tungsten projects declines, our ability to attract financing, secure commercial partnerships or advance the development of our projects could be adversely affected. These developments could have a material negative impact on our business, prospects and the potential economic viability of our projects.
Increases in production costs may adversely affect our business.
Changes in our production costs could have a major impact on our profitability. Our principal production expenses are contractor costs, equipment, materials, personnel costs and energy. Changes in costs at any of our current or future mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, weather and climate conditions, increases in the costs of explosives, oil, steel, reagents, power supply and other consumables, union demands and scarcity of labor and could result in changes in profitability or reserve or resource estimates. Many of these factors may be beyond our control. For example, the availability of grid power in Nevada in the near term remains uncertain. Any delays in the delivery of grid power could significantly and adversely affect our ability to develop and operate mining projects, including Pilot Mountain and Tempiute and our financial condition and results of operations.
We rely on third-party suppliers for equipment hire and for a number of raw materials, including but not limited to fuel and, if we proceed to scale and advance towards production operations, steel and reagents. Any material increases in the cost of equipment hire or raw materials, or our inability to source viable and economic alternative third-party suppliers for the supply of our equipment and raw materials, could have a materially adverse effect on our results of operations or financial position.
We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
In order to fund the costs associated with the exploration, development, mining and processing of minerals from our properties and our mine plans and to meet expected future obligations, we may, from time to time, be required to obtain additional financing. Given that our Pilot Mountain and Tempiute projects are currently in the exploration-stage and are not generating operating cash flows, our ability to fund such activities will depend heavily on access to external financing. Although we raised approximately $21 million in aggregate gross proceeds through a private placement of ordinary shares and received a $6.2 million award from the U.S. Department of War in July 2025, we expect that we will continue to incur significant expenditures and may require additional capital in future periods to advance feasibility and construction. Metal prices, environmental rehabilitation and restitution, revenue and income taxes, transportation and other operating costs, working capital needs, capital expenditures and geological results are also factors which may have an impact on the amount of additional financing that may be required.
Equity and debt markets are subject to significant volatility and because the Pilot Mountain and Tempiute projects have no recent production history, obtaining financing may be more difficult. In addition, tungsten prices are reported only in weekly quotations rather than through continuous live markets and this relative lack of transparency may make financing our projects more challenging compared to other metals with more liquid markets. Further, debt financing, if available, may also impose certain restrictions on our operating activities or include financial covenants, such as accompanying tungsten hedging requirements and minimum liquidity levels, or restrict our ability to enter into additional financing arrangements. There is no guarantee that such equity or debt financing will be available to us or that these financings would be obtained on terms favorable to us. Any inability to secure financing on favorable terms or at all may adversely affect our business and financial position and may result in a delay or indefinite postponement of exploration, development or production of any or all of our properties, or even a loss of exploration or development rights.
See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations — Liquidity and Capital Resources.”
If we incur indebtedness in the future, we may be subject to restrictive covenants and security arrangements that could limit our operational and financial flexibility and a default could have a material adverse effect on our business.
Any debt financing we obtain in the future may contain covenants that impose restrictions on our operations, such as limitations on additional indebtedness, liens, asset sales, investments, acquisitions, dividends, share repurchases or other distributions, as well as requirements to maintain certain financial ratios or other performance metrics. These restrictive covenants could restrict our ability to pursue strategic opportunities, respond to changing market conditions or fund necessary capital expenditures and could place us at a competitive disadvantage relative to peers not subject to such restrictions.
If our indebtedness is secured by some or all of our assets, including our mineral properties, a default under the relevant financing agreements could result in the lender foreclosing on the collateral, which could include our most significant operating assets. In the event of a default, lenders may accelerate repayment of outstanding amounts and exercise remedies that could materially and adversely affect our financial condition and ability to continue as a going concern. Even if we are able to comply with these restrictive covenants, the need to monitor and manage compliance could divert management attention from operations. There can be no assurance that we will be able to meet any future debt service obligations or comply with restrictive covenants in any future debt instruments and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including the need to obtain government permits, consents and licenses.
Exploration, development and mining activities are subject to laws and regulations governing health and work safety, employment standards, environmental matters, social matters, mine development, prospecting, mineral production, exports, taxes, labor standards, reclamation obligations and other matters. In Nevada, where our Pilot Mountain and Tempiute projects are located, our operations are also subject to U.S. federal laws as well as permitting requirements administered by the Nevada Division of Environmental Protection (“NDEP”) and the federal Bureau of Land Management (“BLM”). For example, development of the Pilot Mountain project will require a Plan of Operations (“PoO”) and related Environmental Assessment (“EA”) from the BLM, as well as applicable NDEP permits (including water pollution control, reclamation and air quality permits, as required). Future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements or in the terms of permits and agreements applicable to us or our properties, which could have a material adverse impact on our operations, including our exploration programs and future development projects. Although recent Executive Orders, including numerous issued in 2025 relating to energy security, critical-mineral production and supply chain resilience, have emphasized federal priorities to strengthen domestic critical-minerals development, there can be no assurance that such priorities will continue.
Our projects are subject to review and permitting by both the Nevada Department of Environmental Protection and federal authorities. Obtaining necessary permits and licenses can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, administrative or legal proceedings brought by governmental agencies or other third parties, penalties or other liabilities, which could have an adverse effect on our business, financial condition or results of operation.
We are also subject to laws and regulations and acts by authorities related to environmental protection, health and safety, cultural and natural resource protection, water usage and reclamation that may limit or modify our exploration and development plans or impact our work programs, production volumes, costs and any future reserves and resources. For example, we acquired key water rights at Pilot Mountain; however, additional approvals may be required as projects advance. The Pilot Mountain and Tempiute projects will require an approved PoO, environmental assessments and reclamation bonding before construction can commence. The Company has filed a PoO for the Pilot Mountain project for exploration and pre-feasibility work to expand the disturbed land area in connection with drilling and related activities. The PoO and the related EA are currently under review with federal and state regulators. There can be no assurance that the PoO or the EA will be accepted as submitted, or that they will not be significantly modified in a manner that could delay or prevent the planned works or the quality of our potential reserves or resources.
For any future mine development contemplated by the ongoing pre-feasibility study, the Company will be required to submit additional filings to federal and state agencies, including an updated PoO and EA, or potentially a more expansive Environmental Impact Statement. There can be no assurance that any such filings will result in the required approvals to advance the projects as planned, or at all.
Disagreements with local communities and other stakeholders could adversely impact our business and reputation.
As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that (i) other stakeholders (including employees, communities surrounding our operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities and/or (ii) we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development, exploration and operation of projects and mines, which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations are often critical of the mining industry and related practices, including the use of hazardous substances in processing activities. The adverse publicity generated by these organizations or others related to extractive industries generally, or to our operations specifically, could negatively impact our reputation, financial condition and relationships with the communities in which we operate or our stakeholders generally. They may engage in protests or bring administrative or legal proceedings to object to the issuance of required permits, require environmental reviews or seek damages. These actions may be related not only to current activities, but also the historic mining activities of previous owners. Any such opposition, criticism, adverse publicity protests or proceeding could adversely affect us and result in the potential loss of our rights or failure of our projects.
Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.
Mining, processing, development and exploration activities depend on access to and an ability to maintain adequate and reliable infrastructure, including roads, railways, power sources and water supply. If the required infrastructure is not readily available, it may have to be built and there is no assurance that it can be built in a timely manner or at all. There is no assurance that we can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes, landslides and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics. Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.
In Nevada, our projects are located in remote areas and depend on the availability and maintenance of access roads, power lines and water infrastructure. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, financial condition and results of operations. NVEnergy, the electricity utility serving the area of the Pilot Mountain project, has indicated that it could take five years or more to deliver grid power to the site. As a result, alternative power sources will need to be evaluated for our Nevada projects, which may significantly increase potential operating costs or delay or prevent advancement. At the Tempiute project, although a power substation is located on the property, the condition, capacity and timing of any connection to key property infrastructure are uncertain and may require significant upgrades, so the availability of electricity from the grid may present a significant issue that could delay or prevent the advancement of the project. Changes in the quantity of water in regions where we operate, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions. Water shortages may also result from environmental and climate events that are out of our control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands and additional water management requirements. In addition, we cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact our operations. The loss of water rights, in whole or in part, or shortages of water to which we have established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which we operate that could limit our access to sufficient water resources. Additionally, failure to manage water discharge or contamination risks could lead to environmental liabilities and reputational damage.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.
Our operations and exploration activities depend on permits, approvals and licenses from governmental regulatory agencies and other authorities (including federal agencies such as BLM, state agencies and county authorities) in the jurisdictions in which we operate. Our Pilot Mountain project currently consists of unpatented mining claims located on land managed by the BLM and we conduct exploration and early development work there through our U.S. subsidiaries. Our Tempiute project, by contrast, consists of both patented claims and unpatented mineral claims. We are subject to laws and regulations that can change at any time and changes in laws and regulations may require modifications to our plans and operations and result in unanticipated capital expenditures. We are also exposed to political and regulatory risk in our relationship with governmental and regulatory authorities that issue these permits and approvals.
Apart from unpatented mining claims, we may need to obtain various federal, state and county authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our projects, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought and there is no assurance that new conditions will not be imposed in connection with renewal. In addition, failure to comply with applicable laws and regulations, including failure to pay annual BLM and county claim maintenance fees, may invalidate title to mineral rights held by us.
If so, the costs of holding or renewing our unpatented mining claims and other approvals may render our business objectives unviable. Accordingly, we need to continually assess the economic and technical potential of each project to determine if the costs of maintaining the claims and permits are justified by the results of operations to date and we might elect to let some of our claims lapse. There can be no assurance that permits and approvals will be obtained on terms favorable to us, or at all, for our future intended exploration or development targets.
We are also subject to laws and regulations and acts by authorities, related to dams, caves, Indigenous People and Traditional Communities that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources.
Our business faces uncertainties and risks relating to the development of its Pilot Mountain and Tempiute tungsten projects.
Our ability to achieve tungsten production in the future is dependent on the successful development of the Pilot Mountain and Tempiute tungsten projects. Pilot Mountain is in the advanced exploration and pre-feasibility study stage and Tempiute is a historic producing tungsten mine where drilling is underway as of H1 2026. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:
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the accuracy of the resource estimates;

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metallurgical recoveries from scoping work at Pilot and historical records at Tempiute;

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capital and operating costs of such projects;

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the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

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the reliability of construction designs and accuracy of engineering;

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changes in scope;

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the ability to manage large-scale construction;

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the future prices of commodities, including tungsten, to which our projects’ economics are highly sensitive; and

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changes and restrictions from new or current environmental rules as they apply to the planned projects.

Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues and local community relations or other events, could result in the development of the Pilot Mountain and Tempiute tungsten projects becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from our estimates, or we may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with the projects, in which case, the projects may not proceed either on their anticipated timing or at all.
Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase and delays can often occur prior to production reaching its expected steady state levels. We may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pilot Mountain and Tempiute tungsten projects.
The development of the Pilot Mountain project is assisted by a $6.2 million award from the U.S. Department of War, which is milestone-based and earmarked for specific feasibility and pre-development activities. Reimbursement to the Company of certain exploration and engineering costs on the project is contingent on meeting agreed milestones and delays or failures in doing so could jeopardize this funding. We expect to fund the planned pre-feasibility study from cash on hand, including amounts received under the award. We have not yet secured the additional financing required to complete the detailed engineering, permitting and development of the Pilot Mountain project. Current expenditures relating to the Tempiute tungsten project are minimal. We expect to fund exploration work and initial scoping and engineering activities at Tempiute from available cash resources.
The development and operation of the Pilot Mountain and Tempiute tungsten projects are subject to obtaining and maintaining various permits, licenses and regulatory approvals from local, regional and national authorities, including federal permits from the BLM for activities on unpatented mining claims and related annual BLM maintenance fees and filings, as well as state environmental approvals. The permitting process can be lengthy, complex and subject to change and there is no guarantee that all necessary approvals will be obtained in a timely manner or at all.
Cyberattacks, including unauthorized disclosure, destruction or modification of data through cybersecurity breaches, computer viruses or otherwise may adversely affect our business and reputation.
We are reliant on the continuous and uninterrupted operations of our information technology systems, including our networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT Systems”) and the IT Systems of our vendors and third-party service providers, to operate our business. User access and security of all IT Systems are critical elements to our operations. Our operations depend, in part, on how well we and our suppliers protect IT Systems against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. These risks are evolving as IT Systems and cyberattacks or breaches become more sophisticated and prevalent. These cyberattacks are also becoming increasingly sophisticated through the use of artificial intelligence and machine learning tools and tactics and are often well-funded, including in some cases by state sponsors. These disruptions may also occur for non-malicious reasons, such as the widespread server-related outages caused by CrowdStrike’s defective software update in July 2024. Any IT System’s failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.
Our operations also depend on the timely maintenance, upgrade and replacement of IT Systems, as well as pre-emptive expenses to mitigate the risks of failures. Increasingly, the operating and control systems at our projects rely on IT Systems to monitor ongoing operations and optimize performance. Our financial control and accounting systems depend on our IT Systems and our workforce increasingly works remotely, which has further increased our reliance on our IT Systems and associated risks. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose our IT Systems to risk. As our use of IT Systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, we may have to incur significant costs to upgrade our IT Systems to protect against any failures. New or improved IT Systems that we procure may have defects, not be installed properly or not integrate with our other IT Systems.
Our IT Systems could be compromised by unauthorized parties attempting to extract sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by our employees or vendors. A cybersecurity incident (including system-encrypting ransomware) resulting in a security breach or failure to identify a security threat could disrupt our business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.
The occurrence of one or more IT System’s failure could have effects including damage to our equipment, operational delays, loss or corruption of data, compromise of confidential or otherwise protected information, delay in the delivery of supplies and services, increased health and safety risks, increases in capital expenditures, loss of production, accidental discharge of regulated materials, expensive remediation efforts, distraction of management, damage to our reputation and events of non-compliance, which could lead to regulatory fines or penalties, or ransom payments. Any of the foregoing could have a material adverse effect on our results of operations and financial performance.
Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Because critical minerals are considered strategically important in the United States, companies involved in their exploration and development may attract heightened attention from threat actors and our operations may face an elevated risk of cyberattacks compared to other mining companies. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Mining operations involve significant hazards and a high degree of risk.
Our exploration, development and mining operations are subject to significant risks inherent to the mining industry, some of which are beyond our control. Such risks include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability. Although we believe adequate precautions to minimize risk are being taken, mineral-process operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.
In addition, from time to time, we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

Our business is exposed to the cyclicality of global economic activity.
Our business, financial performance and results of operations are significantly affected by the market prices and demand for the metals we are developing and expect to produce in the future, particularly tungsten from our Pilot Mountain and Tempiute projects, which in turn is driven by a wide variety of cyclical global macroeconomic factors.
Historically, prices and demand for metals have been subject to wide fluctuations which can be material and can occur over short periods of time and are affected by numerous factors beyond our control, including the cyclicality of consumer and industrial consumption. We cannot predict whether and to what extent metal prices and demand will rise or fall in the future. An increase in the production of metals worldwide or changes in, among other things, technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for these metals.
A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that are able to sell once in production and, therefore, materially adversely impact our results of operations and financial position.
Future declines in tungsten prices could have an adverse impact on our results of operations and financial position and we may consider curtailing, modifying or discontinuing certain exploration, development or production operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in tungsten prices.
Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. If tungsten prices drop significantly, the economic prospects of the Pilot Mountain, Tempiute or any other tungsten projects we may acquire or develop could be significantly reduced or rendered uneconomic.
Low tungsten prices would affect our liquidity and ability to raise equity capital and borrow for any future mine development. If these conditions persist for an extended period, we may have to look for other sources of cash. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products and make acquiring long lead capital items more challenging and expensive.
Our business is subject to health, safety and environmental laws and regulations and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.
Environmental laws and regulations may affect us. These laws and regulations set various standards regulating environmental quality, natural resources, reclamation and workplace health and safety. These laws and regulations are administered and enforced by a number of governmental authorities, such as the U.S. Environmental Protection Agency, the U.S. Mine Safety and Health Administration, the BLM, the Nevada Bureau of Mining Regulation and Reclamation and the NDEP. We may incur substantial costs to maintain compliance with environmental, health and safety laws and regulations and such costs could increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Failure to comply with these environmental, health and safety laws and regulations may result in the orders suspending or restricting our operations, administrative civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, investigatory cleanup or other remedial obligations, or other adverse effects on our business, financial condition or operations. Current and future legislative, regulatory and judicial action could result in changes to operating permits, material changes in operations and increased capital and operating expenditures, among others.
These laws and regulations require us to obtain federal and state permits and approvals for our operations and projects, including, for example, an approved PoO, environmental assessments, environmental impact statements and reclamation bonding for the Pilot Mountain and Tempiute projects. The Company has filed for such a plan for the Pilot Mountain project to expand the disturbed land area in connection with drilling and related activities. The PoO and the related EA are currently under review with federal and state regulators. We also expect that any future exploration or development activities at our Tempiute project would require obtaining additional federal and/or state permits and approvals and may be subject to further environmental review. These permits and approvals are often necessary to start construction, continue operations or in connection with significant changes in existing operations. Our permits may be suspended or revoked in connection with violations of permit conditions or applicable environmental, health and safety laws and regulations, the impact of our operations on the environment or changes in the nature and scope of our activities. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the property. Any unexpected delays or costs associated with the licensing or permitting process could delay the exploration or development or impede the operation of any of our projects, which could adversely impact our operations and profitability.
Certain environmental laws, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, joint and several liability for costs to investigate, remediate and restore sites where hazardous substances have been stored or released, including sites subject to legacy contamination. We may be required to investigate or remediate contaminated properties currently or formerly owned or operated by us or third-party sites at which waste materials we generated were disposed, regardless of whether such contamination resulted from our actions or from the conduct of others. Additionally, claims for damages to persons or property, including damages to natural resources, may result from the environmental, health and safety impacts of our operations.
In addition, mining is subject to potential risks and accidents that could result in serious injury or death to employees or members of our human capital. The impact of any such accidents and liabilities could affect the profitability of our operations, cause an interruption to operations, lead to a loss of permits or licenses, affect our reputation and our ability to obtain further permits or licenses, damage community and stakeholder relations and reduce our perceived appeal as an employer.
Substantial and increasingly intense competition may harm our business.
The mineral exploration, development and production industry is intensely competitive in all of its phases and we must compete in all aspects of our operations with a substantial number of large established mining companies, as well as mid-tier and junior miners and exploration companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower-cost structures, more effective risk management policies and procedures and/or greater ability than us to withstand losses.
Many of these companies currently have greater resources than we do to be able to identify and evaluate prospective mineral projects or titles and often have greater financial resources to be able to pursue their acquisition. In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.
There is also a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where we operate, such as Nevada and in other jurisdictions where we may contemplate conducting activities. Many companies and individuals are engaged in the mining business and, as a result, the competition for these properties is intense. We may be at a competitive disadvantage in acquiring ore, talent or mining properties, as we must compete with these companies and individuals, some of which may have greater financial resources and larger technical staff than us or be able to leverage synergies that are not available to us.
Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, there can be no assurance that we will be able to compete successfully for new mining properties.

As global efforts to reduce dependency on Chinese tungsten increase and Chinese export bans come into effect, competition among non-Chinese producers and new entrants into the tungsten supply chain may also intensify. This new competitive dynamic could impact pricing, market share and long-term profitability. Failure to maintain cost competitiveness or secure strategic partnerships may adversely affect our market position.
See “Business — Competitive Environment.”
If we lose key personnel, our business, financial condition and results of operations may be adversely affected.
Our business is dependent on retaining the services of our key management personnel with a variety of skills and experience, including in relation to the development and operation of our projects in Nevada and any other jurisdictions in which we may operate in the future. Our success is and will continue to be dependent to a significant extent on the expertise and experience of our directors and senior management. The loss of the services of key personnel could have a materially adverse effect on our business. Our success will also depend to a significant degree upon the contributions of qualified technical personnel and our ability to attract and retain highly skilled personnel. Competition for such personnel is significant. Any inability to attract and retain these people could have a material adverse effect on our business and operations.
Labor disputes may disrupt our operations from time to time.
Production at our mining operations and development projects is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labor relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners in Nevada and other jurisdictions where we operate could materially adversely affect our business and results of operations. Such events could reduce production, delay project timelines and result in us not meeting our business objectives.
In addition, relations between us and our employees may be affected by changes in the scheme of labor relations and employment laws introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations. Furthermore, we are reliant on the integrity and good conduct of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and we could be exposed to unknown and unmanaged risks or losses, including regulatory sanctions and serious harm to our reputation. Our adoption of the QCA Corporate Governance Code and the Code of Conduct (as defined below), among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behavior nor can we guarantee compliance with legal and regulatory requirements. If material employee misconduct does occur, our business, financial condition and results of operations could be adversely affected.
Our business could be adversely affected by the performance of our counterparties and outside contractors we do not control.
It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors and we may rely on outside contractors for such future activities. We also rely on third parties for certain transportation, logistics, maintenance and sample analysis. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on our business and operations. We are also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) us having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing us to external attacks or leaking of our confidential information, any of which could have a material adverse effect on our business, financial condition or results of operations.
Our directors and officers are or may become subject to conflicts of interest.
Certain of our directors and officers are or may become associated with other mining and/or mineral exploration and development companies, including entities with current or potential operations in Nevada or in the tungsten sector, which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required to disclose that interest and abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. Further, any failure of our directors or officers to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to us in accordance with applicable corporate governance policies and relevant laws could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
The acquisition of title to mineral properties is a detailed and time-consuming process and there is no guarantee that title to such mineral properties will not be contested or challenged.
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral concessions may be defective or disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to such mineral property interests will not be contested or challenged. Third parties may have unregistered or unknown valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided and we may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. In the United States, unpatented mining claims are subject to oversight by BLM and require the payment of annual maintenance fees and compliance with other regulatory obligations; failure to meet such requirements could result in loss of title.
Our mineral property interests may be subject to prior unregistered agreements or transfers and ownership may be affected by undetected irregularities. Mining rights may be contested and, if such contest is successful, the development of our assets and/or operations may be adversely affected.
Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities.
Our insurance policies may not be sufficient to cover all claims.
Our business and operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, as well as potential supply chain disruptions and cybersecurity incidents. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events or delays in cash receipt from an insurance claim recovery may cause us to incur significant costs and cash outflows that could have a material adverse effect upon our financial performance and results of operations. In addition, certain policies may include deductibles, exclusions or coverage limitations that could result in us bearing a portion of any loss. The Company carries certain insurance coverage, including for third-party liability and directors’ and officers’ liability, but there can be no assurance that such insurance will be adequate to cover any particular loss or that it will continue to be available on acceptable terms, if at all.
Natural disasters, as well as geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack tailings failures and rock fragility and climate change may have an adverse effect on our business.
We and the mining industry are facing continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather, including extreme heat events and significant rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material. There can be no assurance that future weather events will not adversely affect mining and exploration activities at our Nevada projects or at any other locations we may operate in the future. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. At certain locations, recoveries may be affected by water availability and quality, which is a material consideration in arid regions such as Nevada. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. We can provide no assurance that we will be able to predict, respond to, measure, monitor or manage the risks posed as a result.
Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.
Our potential mining and processing operations are, in some instances, energy intensive. While we have initiated numerous processes to reduce our overall environmental impact, we acknowledge climate change as an international and community concern. Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could adversely impact our operations, the operations of our supply chain partners, the demand for the minerals produced by our operations, our decisions to pursue future opportunities or maintain existing operations, which could have an adverse effect on our business and future operations. We can provide no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Such regulatory requirements and stakeholder requests and demands may have an adverse impact on us.
Our business may be adversely affected by increasing environmental, social and governance related legal requirements or stakeholder-driven demands, including pertaining to climate change.
Recent regulatory, compliance and transparency demands on environmental, social and governance (“ESG”) matters by regulatory authorities, investors, financial institutions, insurers and reinsurers, among others, may represent a challenge for us in terms of transparency, timeliness, veracity and depth of the information revealed. ESG requirements and disclosure expectations differ across jurisdictions and stakeholders and are subject to change over time at the local, state or federal level. ESG is a complex and evolving area of regulatory and stakeholder requirements and our communications or actions in this area may give rise to scrutiny, protests or legal challenges by special interest groups or others. Our disclosures with respect to ESG matters may be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Mandatory ESG-related disclosures are also emerging as an area where we may be, or may become, subject to required disclosures in certain jurisdictions and any such mandatory disclosures may similarly necessitate the use of hypothetical, projected or estimated data, some of which is not controlled by us and is inherently subject to imprecision. Disclosures reliant upon such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Although we may adopt ESG-related targets, we may not be able to meet them in the manner or on such a timeline as initially contemplated and we cannot guarantee that such targets will improve our ESG profile, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results. Further, despite any voluntary actions, we may receive pressure from certain investors, lenders, employees or other groups to adopt more aggressive ESG-related targets or policies, but we cannot guarantee that we will be able to implement such targets because of potential costs or technical or operational obstacles. Furthermore, our approach to ESG matters may become the subject of scrutiny by stakeholders that may have divergent or conflicting views regarding ESG or in connection with laws, regulations and policies aimed at restricting or discouraging the consideration of ESG factors by companies, which could adversely affect our reputation, business, financial performance, market access and growth.
Our reputation, as well as our stakeholder relationships, could be adversely impacted as a result of, among other things, any failure to meet our ESG plans or targets or stakeholder perceptions of statements made by us, our employees and executives, agents or other third parties or public pressure from investors or policy groups to change our policies. Furthermore, public statements with respect to ESG matters, such as emission reduction goals, other environmental targets or other commitments addressing certain social issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential ESG benefits. We may face increased litigation risk from private parties and governmental authorities related to our ESG efforts. Additionally, any such alleged claims of greenwashing against us or others in our industry could lead to negative sentiment and the diversion of investment. To the extent that we are unable to respond timely and appropriately to any negative publicity, our reputation could be harmed. Damage to our overall reputation could have a negative impact on our financial results and require additional resources to rebuild our reputation.
In addition, certain governments have introduced or are introducing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to greenhouse gas emissions (such as carbon taxes) and energy efficiency is becoming more stringent in certain jurisdictions. If these regulatory trends continue, this may result in increased costs at our operations.
We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.
We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: (i) accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; (ii) ability to achieve identified and anticipated operating and financial synergies; (iii) unanticipated costs; (iv) diversion of management attention from existing business; (v) potential loss of our key employees or key employees of any business acquired; (vi) unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and (vi) decline in the value of acquired properties, companies or securities.

To acquire properties and companies, we may be required to use available cash, incur debt, issue additional ADSs or other securities or a combination of any one or more of these. This could affect our future flexibility and ability to raise capital, to explore, develop and operate our properties and could dilute existing shareholders and decrease the trading price of our securities. There is no assurance that when evaluating a possible acquisition, we will correctly identify and manage the risks and costs inherent in the business to be acquired. There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and regulations.
Evaluating, negotiating and completing an acquisition may also require substantial management time commitments, regardless of whether the acquisition is completed. The negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations.
Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.
We may enter into joint ventures or other strategic arrangements, which could limit our ability to control project development and expose us to additional risks.
We may from time to time enter into joint ventures, partnerships or other strategic arrangements with third parties in connection with the exploration, development or operation of our projects. These arrangements may involve the sharing of ownership, management and operational control, which could result in us having to rely on our partners for technical expertise, access to financing, regulatory compliance or day-to-day operational decisions. Our interests may not be aligned with those of our partners and disagreements or disputes could arise that may delay decision-making, result in litigation or arbitration or otherwise impair the development or operation of the project.
In addition, our partners may fail to meet their obligations, experience financial or operational difficulties or take actions contrary to our interests, including failing to fund their share of project costs. If we are unable to enforce our rights under the relevant agreements, we may be required to contribute more capital or assume additional obligations to protect our investment.
Any loss of control over a material project, or a failure by a partner to perform its obligations, could have a material adverse effect on our business, results of operations and financial condition.
Our reputation could be damaged, including as a result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not, which could have an adverse impact on our financial performance, cash flows and growth prospects.
As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at a much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, including environmental incidents, safety events, permit or regulatory compliance issues, disputes with local communities or negative commentary from stakeholders or media and could include any negative publicity, whether true or not. While we intend to protect our image and reputation, we do not ultimately have direct control over how we are perceived by others.
Reputational damage, including reputational damage to other mining companies operating in jurisdictions where we operate, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations, increased regulatory scrutiny and an impediment to our overall ability to advance our projects and strategy, which could have a material adverse impact on our results of operations, financial condition and prospects. While we intend to operate in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.
Uncertainties relating to taxes in the countries in which we have operations could materially adversely affect our financial condition and results of operations and reduce net returns to our shareholders.
Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar “holidays” or our eligibility for treaty benefits were to change or be challenged for any reason, this could have a material adverse effect on our business, financial condition and results of operations. For example, if we were to fail to qualify for benefits under the U.S.-U.K. income tax treaty (such as due to the lack of sufficient trading of our ADSs), we could be subject to withholding taxes on payments we receive from our U.S. subsidiaries.
We may be subject to tax audits by various tax authorities in the jurisdictions where we operate. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be materially adversely affected in the future due to such changes.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.
Our ability to utilize tax losses carryforwards or any other tax attributes to offset taxable income may be subject to various limitations under U.S. or U.K. tax laws. Furthermore, it is possible that amounts shown on our financial statements as deferred tax assets may in fact not be utilized in full to reduce our future taxable income and such amounts may require adjustments from time to time.
We will incur increased costs as a result of operating as a public company in the United States.
We are a public company with shares admitted to trading on AIM and our ADSs admitted to trading on the NYSE American and, as a result, we have incurred and will continue to incur significant legal, accounting and other expenses that we would not incur if our share were traded solely on AIM. As a public company listed on a stock exchange in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted and to be adopted, by the SEC and the NYSE American. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the ongoing transition to also being a public company in the United States. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
In addition, these rules and regulations are often subject to varying interpretations and evolving guidance, which may create continuing uncertainty regarding compliance obligations and require ongoing revisions to our disclosure and governance practices, further increasing compliance costs.
Certain members of our management team have experience managing a company publicly traded in the United States and complying with the increasingly complex laws pertaining to public companies in the United States. However, other members of the Board and management do not have such experience. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses.

In addition, pursuant to Section 404(a) of the Sarbanes-Oxley Act, our senior management will be required to furnish a report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after our IPO. While we remain an emerging growth company, we will not be required to include an attestation report from our independent registered public accounting firm mandated by Section 404(b). However, preparing for eventual compliance with Section 404 will nonetheless require dedicating internal resources, potentially engaging outside consultants and adopting detailed work plans and testing procedures. Despite these efforts, there is a risk that we may be unable to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective. If we identify one or more material weaknesses, it could result in a loss of confidence in the reliability of our financial statements and an adverse reaction in the financial markets.
Our management team may not successfully or efficiently manage our transition to being a public company in the United States subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.
In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.
Failure to comply with existing and future rules and obligations of the stock exchanges on which our securities are listed may subject us, our subsidiaries and/or members of our management team to, among other things, delisting, litigation, investigations, expenses, fines and other applicable sanctions.
Any of these effects could harm our business, financial condition and results of operations.
Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.
We may from time to time be party to civil, environmental, tax, labor, criminal, regulatory and administrative or legal proceedings, as well as arbitration and administrative proceedings. We cannot guarantee that the outcome will be favorable to us and that we have adequately recorded provisions for any such proceedings.
Decisions contrary to our interests that involve substantial amounts, especially in cases in which we have not recorded provisions or in which the amounts provisioned are lower than final adjudicated amounts, could prevent our conduct of business as planned and may have an adverse effect on our results of operations and business. In addition, government authorities may have understandings or interpretations different from ours in connection with the conduct of our business and may subject us to contingencies for other reasons that require us to spend significant amounts or lead to the loss of grants from government authorities.
Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.
See “Business — Legal Proceedings.”
We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
Prior to our IPO, we were not an SEC registrant and were not required to assess or report on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act.
In connection with the audit of our annual consolidated financial statements for the fiscal year ended June 30, 2025, our external auditors obtained an understanding of our internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act.
We are required to comply with the requirements of the Sarbanes-Oxley Act, including establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures. As an emerging growth company, we are not required to comply with the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act until we cease to qualify as an emerging growth company. However, our management will be required to assess the effectiveness of our internal control over financial reporting under Section 404(a) beginning with our second annual report on Form 20-F following our IPO.
If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE American, regulatory investigations and civil or criminal sanctions.
Our testing of internal controls may in the future reveal deficiencies that are considered material weaknesses or significant deficiencies, any of which could have a material adverse effect on our business and results of operations.
Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.
We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. We have policies and procedures to review potential acquisition candidates for a variety of due diligence matters, including compliance with applicable regulations, laws and title records prior to acquisition. Despite these efforts, realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).
We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.
We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations of the United Kingdom, the United States and other jurisdictions in which we operate, that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have adopted a set of policies, initially put in place at the time of our AIM listing and we continue to update them as our business evolves. These policies are supported by procedures and resources designed to address both new and existing legal and regulatory requirements, including through the engagement of qualified compliance professionals and, where appropriate, external advisors. However, any errors, failures or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets or other enforcement actions, as well as reputational harm.
Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our counterparties and to monitor transactions and business relationships. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays or disruptions to our operations, make it more difficult for us to conduct business with certain counterparties and reduce the attractiveness of our business.
Proposed changes to United States federal mining and public land law could impose, among other things, royalties and fees paid to the United States government by mining companies and royalty holders.
Periodically, members of the United States Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposition of metallic minerals on lands owned by the federal government. Some of our mineral properties occur on unpatented mining claims located on United States federal lands. There have been recent proposals to amend the United States mining law to impose royalties or other fees on the production of select hardrock minerals, such as tungsten, from U.S. federal lands, as well as reclamation fees on production from federal and other lands.
Any such proposal, if enacted by the United States Congress, could substantially increase the cost of holding mining claims and could reduce our revenue from unpatented mining claims and on other lands in the United States. Moreover, such legislation could significantly impair the ability of our properties to develop mineral resources on unpatented mining claims. Although at this time we are not able to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines. Passage of such legislation may result in a material and adverse effect on our profitability, results of operations, financial condition and the trading price of our securities.
Land reclamation and mine closure may be burdensome and costly.
Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we may be in the future required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that may be spent on reclamation over the life of a mine’s operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities.
Transitioning to a lower-carbon economy may entail extensive policy, legal, technology and market changes to address mitigation and adaptation requirements related to climate change.
As an exploration-stage company focused on tungsten and other critical minerals in the United States, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain and downstream industries. These risks stem from potential government or other third-party commitments to reducing greenhouse gas emissions in the short, medium and long term, which could in the future require us to make significant investments and incur significant expenses. We may not be able to adequately adapt our business to any economic transitions geared towards limiting global warming.
As part of global value chains and with evolving policy actions around climate change, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new climate change regulations and standards. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our businesses, access to capital and reputation.
We intend to monitor identified transition risks, such as (i) potential changes in environmental or climate-related regulations that could increase permitting or compliance requirements for mining and exploration projects, (ii) evolving investor and lender expectations regarding environmental, social and governance performance, (iii) reputational risks or challenges in maintaining stakeholder support if sustainability standards are perceived as inadequate and (iv) market or supply chain developments that may require demonstrating low-carbon or responsibly sourced production to secure offtake or financing. While we currently consider our exposure to such transition risks to be limited given our focus on exploration and development of critical minerals that support the energy transition, ongoing policy, market or investor developments could, over time, increase compliance obligations, affect permitting timelines or influence access to capital.
Our holding company structure makes us dependent on the operations of our subsidiaries.
The only material asset of our holding company is all of the outstanding capital stock of our operating subsidiaries. As such, we are dependent on the earnings and cash flow of and dividends and distributions from our operating subsidiaries to pay our expenses incidental to being a public holding company and to pay any cash dividend or distribution on our securities, in each case that may be authorized by our board of directors. The ability of our subsidiaries to pay dividends or make other distributions to us is subject to applicable law and may be restricted by covenants in future debt or other financing agreements, as well as the need to retain funds for their own operations, development projects and obligations. In the event of a subsidiary’s liquidation, we may lose all or a portion of our investment in that subsidiary. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and the price of our securities.
Concentration of future sales among a limited number of customers could expose us to significant risks.
We currently do not generate revenue from the sale of tungsten concentrate or other mineral products and do not have any binding offtake or sales agreements in place. If production begins at the Pilot Mountain and Tempiute tungsten projects, we expect that sales of our products may be concentrated among a limited number of customers, particularly in the early years of production. Dependence on a small number of customers could expose us to a variety of risks, including reduced pricing leverage, higher credit risk and the potential loss of a significant portion of our future revenues if any such customer reduces or ceases purchases from us. In addition, the loss of any major customer, delays in entering into offtake agreements or failure to secure new customers on favorable terms could materially and adversely affect our business, financial condition and results of operations. The Company has entered into a preliminary letter of intent with Global Tungsten and Powders, located in Towanda, Pennsylvania. The letter of intent is non-binding and does not establish any firm offtake commitments or conditions.
We have not yet secured any binding offtake agreements for our products and may be unable to do so on commercially acceptable terms or at all.
We have not entered into any binding offtake or sales agreements for tungsten or any other products that may be produced from our Pilot Mountain and Tempiute tungsten projects. Offtake agreements are often an important component in securing project financing, as they can provide revenue certainty and demonstrate market demand. If we are unable to negotiate offtake agreements on terms acceptable to us, or at all, we may face challenges in obtaining the financing required to develop and operate our projects.

In addition, without binding offtake agreements in place prior to production, we will be exposed to prevailing market prices at the time of sale, which may be volatile and could be materially lower than projected prices used in our feasibility studies. The absence of committed buyers could also result in delays in selling our production, potentially leading to reduced revenues, lower cash flows and adverse impacts on our business, financial condition and results of operations. Even if we secure offtake agreements, they may contain conditions precedent, termination rights or other provisions that could limit their effectiveness in supporting project financing or guaranteeing sales.
Risks Relating to Our Securities
Any sale of the Resale Shares by the Selling Shareholders, or the perception that such sales may occur, could adversely affect the price of our securities.
Sales of substantial amounts of our securities in the public market by the Selling Shareholders, or the perception that these sales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our securities.
The price of our securities may be volatile and may fluctuate due to factors beyond our control.
The price for our securities may vary from the market prices. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies and the trading price of our securities may be volatile due to factors beyond our control. As a result of this volatility, if you purchase our securities, you may not be able to resell those securities at or above the purchase price. The market price of our securities may fluctuate significantly due to a variety of factors, including, among others:
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operating results that vary from the expectations of securities analysts and investors;

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the perceived value and development progress of our mineral projects;

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changes in the price of tungsten and other commodities we may produce;

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the operating and securities price performance of companies that investors consider to be comparable to us;

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announcements of strategic developments, acquisitions and other material events by us or our competitors;

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failure to meet or exceed project development timelines or cost estimates;

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issuance of new or updated research or reports by securities analysts;

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changes in government regulations

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significant legal proceedings;

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financing or other corporate transactions;

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the loss of any of our key personnel;

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sales of our ADSs or ordinary shares by us, our executive officers and board members or our shareholders in the future;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; or volatility in the metals and mining sector; and

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other events and factors discussed in this “Risk Factors” section and elsewhere in this prospectus, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their securities and may otherwise negatively affect the liquidity of our securities.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our securities were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.
The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may not publish research on us. Given our current stage of development and lack of revenue from operations, analysts may be less inclined to initiate or maintain coverage. If too few securities or industry analysts provide coverage on us, the trading price for our securities would likely be negatively affected. In the event securities or industry analysts provide coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price of our securities and trading volume to decline. In addition, because our securities may be thinly traded, any such changes in coverage or sentiment could result in increased price volatility.
The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.
Our ordinary shares are admitted to trading on AIM and our ADSs trade on the NYSE American. We cannot predict the effect of the dual listing on the value of our ADSs and ordinary shares. The dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM. In the event that we decided to cancel admission of our ordinary shares to trading on AIM, requisite consent of shareholders in a general meeting would be required pursuant to the AIM Rules for Companies, unless the London Stock Exchange agrees otherwise. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.
The NYSE American may in the future delist our ADSs from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
Since March 2026, our ADSs have been listed on NYSE American under the symbol “GMTL”. We cannot assure you that our ADSs will continue to be listed on NYSE American. If NYSE American delists our ADSs from trading on its exchange, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our ADSs;

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a determination that our ADSs are “penny stock” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our ADSs;

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a limited amount of news and analyst of coverage for our Company; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company,” a “smaller reporting company” and a “foreign private issuer” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” and “smaller reporting companies” will make our securities less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to present only two years of financial results, as compared to three years, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of any December 31 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following June 30 (our fiscal year-end). We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting ordinary shares held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or (i) we no longer have annual revenues of less than $100 million during the most recently completed fiscal year and (ii) our voting and non-voting ordinary shares held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.
In addition, we report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we are permitted to take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. Foreign private issuers, like emerging growth companies and smaller reporting companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company or smaller reporting company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. We may take advantage of these exemptions until such time as we are no longer a foreign private issuer.
We qualify as a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, as a foreign private issuer with a fiscal year ending on June 30, we are not required to file our annual report on Form 20-F until 120 days after fiscal year-end, whereas U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find our securities less attractive and there may be a less active trading market for our securities.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.
As a foreign private issuer listed on the NYSE American, we are subject to corporate governance listing standards. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain NYSE American corporate governance listing standards, provided that we disclose which requirements that we have not complied with in any year and confirm the U.K. corporate governance practices we have complied with. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. For example, neither the laws of the United Kingdom nor our articles of association (“Articles of Association”) have quorum requirements similar to Section 123 of the NYSE American LLC Company Guide. Although we voluntarily comply with the higher corporate governance standards of the QCA Corporate Governance Code, we could include non-independent directors as members of our nomination and remuneration committee and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We may in the future elect to follow home country practices in the United Kingdom with regard to other matters. Therefore, our shareholders may be afforded less protection than they otherwise would have under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers. See “Management — Corporate Governance Practices and Foreign Private Issuer Status.”
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer, and be required to transition on January 1 of the following year, at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
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the majority of our executive officers or directors are U.S. citizens or residents;

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more than 50% of our assets are located in the United States; or

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our business is administered principally in the United States.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the NYSE American, which could cause investors to lose confidence in our public reports and could have a material adverse effect on the trading price of our securities. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

UCAM beneficially owns approximately 24% of our ordinary shares. This concentration of ownership and voting power will limit your ability to influence corporate matters.
UCAM beneficially owns approximately 24% of our issued and outstanding ordinary shares. As a result, UCAM has the power to exercise significant influence over matters requiring shareholder approval, including the election of directors, amendments to our Articles of Association and certain transactions. Furthermore, we could be prevented from entering into transactions that could be beneficial to us or other shareholders, or third parties could be discouraged from making an offer or take-over bid to acquire us at a price per share or ADS that is above the then-current market price. In addition, if UCAM were to sell a substantial amount of its ordinary shares, the market price of our securities could fall. The perception that such a sale could occur may also adversely affect the market price of our securities.
Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may increase the risk of holding ADSs.
The share price of ordinary shares is quoted on AIM in pounds sterling, while our ADSs trade on the NYSE American in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may result in differences between the value of our ADSs and the value of ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pound sterling on ordinary shares represented by our ADSs could also decline.
If we issue shares or ADSs in future financings, shareholders may experience dilution, our operations may become restricted or we may have to relinquish valuable rights, all of which could cause the price of our securities to decline.
We may from time to time issue additional shares or ADSs at a discount from the trading price of our shares or ADSs. As a result, our security holders would experience immediate dilution upon the issuance of any of our shares or ADSs at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including but not limited to public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, our equity holders’ interests will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to the rights of our existing shareholders or holders of ADSs.
Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our equity holders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our securities to decline and existing equity holders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our IP or products, or grant licenses on terms unfavorable to us.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the U.S. unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available.
Because we may not pay any cash dividends on our securities in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.
We have never declared or paid cash dividends on our ordinary shares. Under current U.K. law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (determined by reference to our relevant (non-consolidated) accounts), before dividends can be paid. Moreover, in respect of a U.K. public company, both before and after any distribution is made, the amount of the company’s net assets must not be less than the aggregate of its called-up share capital and undistributable reserves. Therefore, we must have distributable profits and sufficient net assets before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our securities may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your securities at or above the purchase price. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. See “Dividend Policy.”
Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.
Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, NYSE or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-traded companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, our ADSs or of the ordinary shares underlying our ADSs, may not reflect the underlying value of our company. In addition, because AIM operates during different trading hours than the U.S. markets, discrepancies in timing may contribute to increased volatility in the trading price of our securities.
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement.
Pursuant to the deposit agreement, the depositary will solicit voting instructions from ADS holders only if it receives notice of a shareholders’ meeting and sufficient information in a timely manner and if such solicitation is practicable and permitted under applicable law. Upon receipt of such notice, and subject to the terms of the deposit agreement and applicable law, the depositary will endeavor, insofar as practicable, to notify holders of ADSs and solicit voting instructions.
If timely notice is not received, or if solicitation is not practicable or permitted under applicable law, ADS holders may not receive voting materials or be able to instruct the depositary to vote the ordinary shares underlying their ADSs.
Holders of the ADSs will not be able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.
English law generally provides shareholders with preemptive rights when new shares are issued for cash. Shareholders’ preemptive subscription rights, in the event of issuances of ordinary shares against cash payment, may be disapplied by a special resolution of the shareholders at a general meeting of our shareholders. On December 17, 2025, our shareholders approved the exclusion of preemptive rights, with such authority expiring on the earlier of 15 months from the date of approval of that exclusion or the conclusion of our next annual general meeting. Such exclusion will need to be renewed upon expiration (i.e., on the earlier of the date that is 15 months after December 17, 2025, or the conclusion of our next annual general meeting) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). The absence of preemptive rights for existing equity holders may cause dilution to such holders.

Furthermore, ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent. Under the deposit agreement, the depositary will not make rights available to ADS holders unless the rights and any related securities are registered under the Securities Act or exempt from registration under the Securities Act. The depositary may attempt to sell any such subscription rights relating to the ordinary shares underlying the ADSs and distribute the net proceeds of any such sale to ADS holders pro rata, after deduction of applicable fees, taxes and expenses. However, the depositary is under no obligation to make any such sale. If the depositary determines that the sale of rights is unlawful or not reasonably practicable, it will allow the rights to lapse, in which case ADS holders will receive no value for these rights.
Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.
Purchasers of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for our ADSs has agreed to pay to purchasers of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.
You may be subject to limitations on transfers of the ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason, in accordance with the terms of the deposit agreement.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.
However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.
If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.
ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.
The deposit agreement governing our ADSs provides that the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York. Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADS holders and beneficial owners irrevocably agree that any legal suit, action or proceeding against or involving ADS holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADS holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by ADS holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
These choice of forum provisions may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings.

Under the deposit agreement, the depositary may bring actions against us arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby in the state or federal courts located in New York, New York or, at the depositary’s option, in any competent court in England and Wales.
Notwithstanding the foregoing, ADS holders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder. Claims arising under the Securities Act may be brought in federal or state courts as provided in Section 22 of the Securities Act, and claims arising under the Exchange Act are subject to the exclusive jurisdiction of the federal courts pursuant to Section 27 of the Exchange Act.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006 (as amended) (the “Companies Act 2006”) and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, the transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication), applicable delivery expenses or other such fees, charges or expenses, or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.)
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
We cannot express any expectation regarding our passive foreign investment company (“PFIC”) status for our current taxable year or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the investor will generally be subject to adverse U.S. federal income tax consequences.
In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is generally treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, certain rents and royalties, net gains from assets that produce passive income and net gains from transactions in commodities, with an exception for certain active business commodities income (the “Commodities Exception”). Cash is generally a passive asset for PFIC purposes. The value of a company’s goodwill and other intangible assets is active under the PFIC rules to the extent attributable to activities that produce active income.
Our PFIC status for the current or any future taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. Prior to our mines becoming operational, our gross income may consist primarily of government grants and consultancy and technical service fees, if any (which we believe are likely to be treated as active income to the extent included in our income for U.S. federal income tax purposes) and interest (which is passive income). The receipt of government grants and consultancy and technical service fees may be non-recurring in nature, and the government grants may be subject to various conditions. In addition, the extent and timing of certain of our income inclusions for U.S. federal income tax purposes will likely differ from their accounting treatment. Therefore, there can be no assurance as to the amount of non-passive income that we will earn for any taxable year. It is possible that our non-passive gross income (if any) for our current taxable year, and possibly our future taxable years, will constitute 25% or less of our total gross income, in which case we will be a PFIC for such years. Once we commence earning income from sales of minerals in future taxable years, our PFIC status for any taxable year may depend upon the extent to which our income will be treated as active under the Commodities Exception, the application of which may not be entirely clear in all cases.
Furthermore, because we expect to hold a significant amount of cash, our PFIC status for any taxable year may depend in part on the value of our goodwill and other intangible assets. If the value of our goodwill and other intangible assets for any taxable year is determined by reference to our market capitalization (which may be volatile, particularly prior to the commencement of sales of minerals from our mines), the risk of us being or becoming a PFIC for any taxable year will increase if our market capitalization fluctuates or declines significantly following the date of this prospectus.

For the reasons explained above, we may be a PFIC for our current or any other taxable year.
If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Taxation — Material U.S. Federal Income Tax Consequences” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “aim,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:
•
the volatility of tungsten and other commodity prices and the impact of commodity-price fluctuations on our project economics;

•
the presence, continuity, quality and quantity of mineralization at our projects, including the accuracy of mineral resource estimates and metallurgical recoveries;

•
our ability to successfully carry out exploration, drilling, pre-feasibility and feasibility programs and to develop the Pilot Mountain and Tempiute projects into commercial mining operations;

•
actual capital and operating costs, which may differ materially from our estimates and the availability and cost of equipment, contractors, fuel, energy, water and other key inputs;

•
our ability to obtain, maintain and renew required permits, licenses, approvals, mining claims, water rights and other authorizations on acceptable terms and in a timely manner;

•
our ability to secure adequate financing for exploration, development, construction and potential production and the terms, availability and cost of future debt or equity financings;

•
future geopolitical, economic, inflationary, interest-rate, trade and export policy, supply chain and currency-exchange conditions that may affect our costs, financing options and project timelines or demand for U.S. domestic tungsten supply;

•
the performance, availability and reliability of third-party contractors, suppliers, consultants and service providers on whom we depend for key aspects of our operations;

•
our ability to access, secure, upgrade or construct necessary infrastructure, including roads, power, water and processing facilities;

•
the risks inherent in mining, exploration and development activities, including geologic, hydrologic, geotechnical, environmental, safety and operational hazards;

•
our ability to protect our IT systems, data and operations from cybersecurity threats and system failures;

•
our ability to attract, retain and manage qualified personnel and maintain satisfactory labor relations;

•
the availability, cost and sufficiency of insurance coverage for potential operating risks, environmental liabilities and other hazards;

•
the competitive environment for mineral exploration and development, including competition for properties, financing, personnel and equipment; and

•
our ability to maintain valid title to our mineral properties and mining claims and to defend against potential title defects or challenges.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
The Selling Shareholders are selling the Resale Shares for their own accounts. We will not receive any proceeds from such sales. The net proceeds from the sale of the Resale Shares offered by this prospectus will be received by the Selling Shareholders.
Subject to the terms of the Registration Rights Agreement, the Selling Shareholders will bear all underwriting expenses (including underwriting fees, discounts, commissions and applicable taxes attributable to the sale of the Resale Shares). We will bear all registration expenses incurred in connection with the registration of the Resale Shares pursuant to this prospectus, including all registration and filing fees, fees and expenses of compliance with applicable securities laws (including “blue sky” laws), NYSE American and other listing fees, fees and expenses of our counsel and our independent registered public accounting firm (including any comfort letters), and the reasonable fees and expenses of one counsel for the Selling Shareholders.

DIVIDEND POLICY
We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.
Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (determined by reference to our relevant (non-consolidated) accounts), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
See “Risk Factors — Because we may not pay any cash dividends on our securities in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2026.
You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.
As of March 31, 2026
($ thousands)
Cash and cash equivalents(1)	65,457
Liabilities
Current liabilities
Trade and other payables(2)	4,149
Total current liabilities	4,149
Total liabilities	4,149
Equity
Share capital	2,472
Share premium	100,671
Capital contribution reserve	5,897
Share based payment reserve	1,640
Exchange reserve	(2,319)
Accumulated losses	(13,352)
Total equity	95,009
Total capitalization(3)	99,158

(1)
Cash and cash equivalents consist of bank balances.

(2)
Trade and other payables are the sum of trade payables, other payables and accrued expenses.

(3)
Total capitalization is the sum of our total liabilities and total equity.

Other than the following share issuances and warrant exercises, there have been no material changes in our capitalization since March 31, 2026:
•
On April 8, 2026, we issued 300,000 new ordinary shares of £0.01 each following the exercise of options by a former employee of ours.

As of March 31, 2026, we had 194,007,981 ordinary shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion together with “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Overview
We are a U.S.-focused exploration-stage critical minerals company with a portfolio of tungsten and polymetallic exploration projects located in the State of Nevada. Our principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of scheelite-bearing skarn mineralization that have seen prior tungsten mining activity by third parties. In addition, we hold early-stage copper, gold, silver and lithium exploration properties, which we believe provide optionality and exposure to broader critical-minerals thematic trends.
Tungsten is designated as a critical mineral in the United States and the European Union. A diversified, domestic supply of tungsten in the United States is increasingly viewed as strategically important due to concentrated global production and recent export controls in China, which accounted for approximately 84% of global output in 2024. Over the past year, we have advanced our flagship Pilot Mountain project through a drilling program that returned tungsten, copper and silver intercepts, and have continued geological, metallurgical, environmental and engineering work to support future development planning.
Key Factors Affecting Our Financial Condition and Results of Operations
Our financial condition and results of operations are influenced by a combination of external market forces and internal development milestones. As an exploration-stage company with assets located in Nevada and no operating revenue, the following factors are expected to have the most significant impact on our financial condition and results of operations:
•
Commodity prices. Our project economics are directly affected by movements in the price of tungsten, which remains the key value driver across our portfolio. Tungsten prices strengthened during the period following China’s February 2025 export restrictions and have remained subject to heightened volatility. Future declines or volatility could adversely impact our ability to advance the development of our projects, access the capital markets and attract project financing.

•
Supply and demand fundamentals. Global demand for tungsten is closely linked to industrial output, defense spending and investment in energy-transition technologies. Any sustained slowdown in these sectors, or material changes in Chinese export policy or global trade dynamics, could affect long-term pricing and the pace at which new projects are brought online.

•
Input-cost inflation. Increases in the cost of drilling, fuel, power and contract services can affect the economics of exploration and future development studies. Broader inflationary pressures and supply-chain constraints in the U.S. mining and construction sectors may also influence our cost base and by extension the economics of our projects.

•
Government policy and funding. As a participant in the U.S. critical-minerals and defense supply chain initiatives, our progress has been and we believe will continue to be influenced by the timing and availability of federal support. We intend to, where available, take advantage of any future additional funding opportunities under the Defense Production Act or other government programs that provide important levers for accelerating project development.

•
Access to capital markets. Our ability to fund ongoing exploration and development depends on conditions in the capital markets and investor sentiment towards the critical-minerals sector. We believe maintaining strong trading liquidity on AIM will remain essential to meeting our medium-term objectives.

•
Foreign-exchange movements. We report and hold most of our cash in U.S. dollars but we are a public company incorporated in England and Wales and have raised capital in pounds sterling. Movements in the USD/GBP exchange rate can therefore influence our reported results and available working capital.

•
Tariffs and trade restrictions. Any changes in tariffs or export control policies on tungsten ore, concentrates or finished products could alter global trade flows and pricing structures, which may influence the economics and attractiveness of our project or potentially affect future sales and competitiveness once in production.

Collectively, these factors will determine the pace at which we can advance the Pilot Mountain and Tempiute projects, secure financing and position the Company to transition from exploration toward development.
Components of Our Results of Operations
Our results of operations reflect our activities as an exploration-stage company. We do not yet generate revenue, and our expenses mainly relate to corporate, exploration and project-related activities.
Revenue
We are an exploration-stage company and do not currently generate revenue. We expect to begin earning revenue only once our projects are developed and enter production.
Gross profit
Gross profit represents revenue less the direct costs of generating that revenue, such as production or service delivery costs. As we do not yet have commercial operations or sales, we have not recorded any gross profit for the periods presented.
Other income
Other income generally includes items such as consultancy or technical service fees, government grants, or other non-recurring receipts that are not part of our core exploration activities. During the fiscal year ended June 30, 2025, this primarily related to consultancy work performed for a third party, unrelated to our existing product portfolio.
Administrative expenses
Administrative expenses primarily relate to consulting and director fees. Other administrative expenses include professional services fees for auditing, tax and general legal services, investor relations, as well as expenses associated with the requirements of being a listed public company on AIM. We expect that our administrative expenses will increase in the future as our business expands. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with NYSE American rules and SEC requirements, director compensation, insurance and investor relations costs.
Finance income
Finance income mainly represents interest earned on cash and short-term deposits.
Taxation
Taxation represents income tax expense or benefit, including the impact of tax losses that may be available to offset future taxable profits under applicable tax rules.

Exchange translation
In preparing our financial information, transactions in currencies other than our functional currency, which is USD, are recorded at the rates of exchange prevailing on the dates of the respective transactions. At the respective balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at such balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in our results of operations.
Segment Reporting
We operate and report one business segment, which is the exploration and evaluation (“E&E”) of mineral resources in Nevada, United States.
Results of Operations
Six months ended December 31, 2025 compared to the six months ended December 31, 2024
The following table sets forth our results of operations for the six months ended December 31, 2025 and 2024:
	Six months ended December 31,
	2025	2024
	($ thousands; unaudited)
Continuing operations
Revenue	—	—
Gross profit	—	2
Other income	—	2
Administrative expenses	(4,792)	(988)
Loss from operating activities	(4,792)	(986)
Finance income	21	—
Loss before taxation	(4,771)	(986)
Taxation	—	—
Loss for the year from continuing operations	(4,771)	(986)
Other comprehensive (loss)/income
Items that will or may be reclassified to profit or loss:
Exchange translation	(427)	(101)
Total other comprehensive (loss)/income	(427)	(101)
Total comprehensive (loss) for the year attributable to owners of the Company	(5,198)	(1,087)
Revenue
We did not generate revenue for the six months ended December 31, 2025 and 2024, as our projects remain in the exploration-stage.
Gross profit
We did not generate a gross profit for the six months ended December 31, 2025, compared to $2,000 for the six months ended December 31, 2024.
Other income
We did not have other income for the six months ended December 31, 2025, compared to $2,000 for the six months ended December 31, 2024.

Administrative expenses
Administrative expenses increased to $4,792,000 in the six months ended December 31, 2025, from $988,000 in the six months ended December 31, 2024. This increase mainly reflects higher corporate and professional-service costs associated with advanced project work, meeting public-company reporting requirements, capital markets and investor relations and general cost inflation.
Finance income
Finance income was $21,000 in the six months ended December 31, 2025, compared to $0 for the six months ended December 31, 2024, which was derived primarily from interest earned on short-term cash deposits.
Taxation
We recorded no tax expenses for the six months ended December 31, 2025 and 2024, as we did not generate taxable profits in either year.
Exchange translation
Exchange translation losses were $427,000 in the six months ended December 31, 2025, compared with negative $101,000 in the six months ended December 31, 2024. The loss is mainly driven by the depreciation of the pound sterling against the U.S. dollar, resulting in adverse transaction effects on our non-USD-denominated net assets.
Net loss
Our loss for the six months ended December 31, 2025 was $5,198,000, compared with $1,087,000 in the six months ended December 31, 2024. The wider loss was driven mainly by higher corporate and professional-service costs associated with advanced project work, meeting public-company reporting requirements, capital markets and investors relations and general cost inflation.
Fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024
The following table sets forth our results of operations for the fiscal years ended June 30, 2025 and 2024:
	Fiscal year ended June 30,
	2025	2024
	($ thousands; audited)
Continuing operations
Revenue	—	—
Gross profit	—	—
Other income	2	—
Administrative expenses	(2,719)	(1,376)
Loss from operating activities	(2,717)	(1,376)
Finance income	6	—
Loss before taxation	(2,711)	(1,376)
Taxation	—	—
Loss for the year from continuing operations	(2,711)	(1,376)
Other comprehensive (loss)/income
Items that will or may be reclassified to profit or loss:
Exchange translation	908	(13)
Total other comprehensive (loss)/income	908	(13)
Total comprehensive (loss) for the year attributable to owners of the Company	(1,803)	(1,389)

Revenue
We did not generate revenue for the fiscal years ended June 30, 2025 and 2024, as our projects remain in the exploration-stage.
Gross profit
We did not generate a gross profit for the fiscal years ended June 30, 2025 and 2024.
Other income
Other income increased to $2,000 in the fiscal year ended June 30, 2025, compared to $0 for the fiscal year ended June 30, 2024, representing a small amount of consultancy work performed for a third party, unrelated to our existing project portfolio.
Administrative expenses
Administrative expenses increased to $2,719,000 in the fiscal year ended June 30, 2025, from $1,376,000 in the fiscal year ended June 30, 2024. This increase mainly reflects higher corporate and professional-service costs associated with advanced project work, meeting public-company reporting requirements and general cost inflation.
Finance income
Finance income was $6,000 in the fiscal year ended June 30, 2025, compared to $0 in the fiscal year ended June 30, 2024, which was derived primarily from interest earned on short-term cash deposits.
Taxation
We recorded no tax expenses for fiscal years ended June 30, 2025 and 2024, as we did not generate taxable profits in either year.
Exchange translation
Exchange translation gains were $908,000 in the fiscal year ended June 30, 2025, compared with negative $13,000 in the fiscal year ended June 30, 2024. The gain mainly reflects the strengthening of pound sterling against the U.S. dollar during the year, which increased the translated value of sterling-denominated balances.
Net loss
Our loss for the fiscal year ended June 30, 2025 was $2,711,000, compared with $1,376,000 in the fiscal year ended June 30, 2024. The wider loss was driven mainly by higher administrative expenses as we advanced corporate and technical activities.
Liquidity and Capital Resources
We have historically financed our operations primarily through the sale of equity securities. As an exploration-stage company, our cash needs relate mainly to project evaluation, permitting, corporate overhead and working-capital requirements.
As of December 31, 2025, we had cash and cash equivalents of $10,562,000, compared with $2,489,000 as of December 31, 2024. As of June 30, 2025, we had cash and cash equivalents of $1,873,000, compared with $3,033,000 as of June 30, 2024. Our cash and cash equivalents consist of balances held at banks and short-term deposits that are readily available to meet our obligations.
Our approach to managing liquidity is to maintain sufficient cash resources to meet our liabilities as they fall due under both normal and stressed conditions, while limiting credit exposure and preserving capital. We monitor liquidity on a rolling basis, considering expected cash inflows from future financing activities and anticipated exploration and administrative expenditures.

As of December 31, 2025, we had trade and other receivables of $245,000 and trade and other payables of $2,896,000, compared with $179,000 and $368,000, respectively, as of December 31, 2024. As of June 30, 2025, we had trade and other receivables of $175,000 and trade and other payables of $1,776,000, compared with $236,000 and $826,000, respectively, as of June 30, 2024. Working-capital movements primarily reflect the timing of project and corporate payments.
We believe our existing cash resources will be sufficient to fund current operations and planned exploration activities for at least the next 12 months. Future funding needs will depend on the pace of project development, the results of ongoing technical studies and the timing of regulatory milestones. We expect to access the equity markets opportunistically and as needed to support these activities and may also evaluate potential strategic or government-funding opportunities. We will not receive any proceeds from the sale of the Resale Shares by the Selling Shareholders.
The following table presents the summary consolidated statement of cash flows for the periods presented.
	For the six months ended December 31,		For the year ended June 30,
	2025	2024	2025	2024
	Unaudited		Audited
	($ thousands)
Cash flows used in operating activities
Loss for the year from continuing activities	(4,772)	(986)	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	1,315	6	162	111
Expenses settled in shares	—	26	63	142
Foreign exchange differences	(298)	1	444	(3)
	(3,755)	(953)	(2,042)	(1,126)
Changes in working capital:
Decrease in trade and other receivables	31	60	40	53
Increase in trade and other payables	1,107	(467)	880	415
Net cash outflows in operating activities	(2,617)	(1,360)	(1,122)	(658)
Cash flows from investing activities
Purchase of intangibles	(9,082)	(3,131)	(8,038)	(1,496)
Investment in financial assets	(25)	—	—	—
Net cash outflows from investing activities	(9,107)	(3,131)	(8,038)	(1,496)
Cash flows from financing activities
Proceeds from issue of share capital	21,715	3,979	8,091	3,876
Share issue costs	(1,267)	—	(123)	(57)
Net cash inflows from financing activities	20,448	3,979	7,968	3,819
(Decrease)/increase in cash and cash equivalents	8,724	(512)	(1,192)	1,665
Cash and cash equivalents at beginning of year	1,873	3,033	3,033	1,371
Effect of foreign currency exchange rates	(35)	(32)	32	(3)
Cash and cash equivalents at June 30	10,562	2,489	1,873	3,033
Net cash outflows in operating activities
Net cash outflows in operating activities was $2,617,000 in the six months ended December 31, 2025, compared with $1,360,000 in the six months ended December 31, 2024. These outflows mainly reflect administrative expenses and ongoing operational activities.
Net cash outflows in operating activities was $1,122,000 in the fiscal year ended June 30, 2025, compared with $658,000 in the fiscal year ended June 30, 2024. These outflows mainly reflect administrative expenses and ongoing operational activities.

Net cash outflows from investing activities
Net cash outflows from investing activities totaled $9,107,000 in the six months ended December 31, 2025, compared with $3,131,000 in the six months ended December 31, 2024. The increase was primarily due to the acquisition and advancement of E&E assets and payments relating to the advancement of Pilot Mountain and Tempiute projects.
Net cash outflows from investing activities totaled $8,038,000 in the fiscal year ended June 30, 2025, compared with $1,496,000 in the fiscal year ended June 30, 2024. The increase was primarily due to the acquisition and advancement of E&E assets and payments relating to the Pilot Mountain and Tempiute projects.
Net cash inflows from financing activities
Net cash inflows from financing activities was $20,448,000 for the six months ended December 31, 2025 compared with $3,979,000 in the six months ended December 31, 2024. The increase mainly reflected proceeds from a private placement of our ordinary shares completed during the six months ended December 31, 2025 and the exercise of warrants and options over ordinary shares.
Net cash inflows from financing activities was $7,968,000 for the fiscal year ended June 30, 2025, compared with $3,819,000 in the fiscal year ended June 30, 2024. The increase mainly reflected proceeds from two private placements of our ordinary shares completed during the year and the exercise of warrants.
Contractual Obligations and Commitments
We are required to maintain our mineral properties in good standing by meeting annual claim-maintenance and permitting obligations with the BLM and other local authorities. These expenditures are not fixed under long-term contracts and are expected to continue at a similar level in future periods.
We hold 100% ownership of the Pilot Mountain, Garfield, Stonewall and Kibby Basin projects, and we have earn-in options and options to acquire up to 100% of the Tempiute and Golconda projects. Key terms for each project are summarized below:
•
Pilot Mountain Project:   This project is subject to a 2% NSR held by Apex Royalties. We make annual prepayments of $40,000 toward this royalty obligation and we incur an additional approximately $32,000 per year in claim fees and local administration costs.

•
Tempiute Project:   We pay $25,000 every six months under an option to acquire 100% of the project. These payments count toward the purchase price if we exercise the option and complete the acquisition. Under the terms of the option, we may earn 100% ownership upon meeting certain conditions, including the delineation of a qualifying WO₃ mineral resource within the option period and payment of a resource-linked bonus amount. Upon exercise of the option, the vendor will retain a 1.5% NSR, 50% of which (0.75%) may be repurchased by us for $1 million in cash or shares. Beginning in year five, we will also make annual advance royalty payments of $25,000 until production begins. The agreement can be terminated at any time without further payments.

•
Garfield and Stonewall Projects:   Sunrise Resources Group retains a 2% NSR on each project. We have the right to buy back 1% of each royalty for $1 million. Annual claim fees are approximately $32,000 for Garfield and $4,000 for Stonewall.

•
Golconda Project:   We are required to pay $275,000 to Eureka Resources under an option agreement to acquire 100% of the project. The amount is payable through annual payments of $50,000 through 2027. Upon exercise, Eureka will retain a 1% NSR, which we have the right to buy back for $1 million. Annual claim and administration costs are approximately $10,000.

•
Kibby Basin Project:   We currently have no committed costs for this project.

We maintain a short-term office lease in London, United Kingdom and a small administrative office in Nevada. These leases are cancellable or of limited duration and are not material to our overall liquidity position. Other corporate commitments include professional-service and consultancy agreements entered into in the ordinary course of business.

We have no binding capital commitments for property, plant and equipment as of December 31, 2025. Expenditures on technical studies, drilling programs and environmental assessments will be incurred as approved by management from time to time.
We have no off-balance sheet arrangements, special-purpose entities or other relationships with unconsolidated entities that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
See Note 10 to our unaudited consolidated interim financial statements and Note 19 to our annual consolidated financial statements included elsewhere in this prospectus for further detail on capital commitments.
Recently Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 3 to our annual consolidated financial statements included elsewhere in this prospectus.
Application of Significant Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and adopted in the United Kingdom. The accounting policies have been applied consistently to all periods presented. The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on historical experience, current conditions and other factors considered reasonable under the circumstances and are reviewed on an ongoing basis. Actual results may differ from those estimates. See “Risk Factors” for a discussion of the possible risks that may affect these estimates.
Management considers the below accounting areas to involve the most significant judgments, estimates and assumptions.
Carrying Value of Intangible Assets
In arriving at the carrying value of intangible assets, we determine the need for impairment in accordance with IFRS 6 based on the level of geological knowledge and confidence of the mineral resources. Such decisions are taken on the basis of the exploration and research work carried out in the period utilizing expert reports. See Note 9 to our unaudited consolidated interim financial statements and Note 8 to our annual consolidated financial statements included elsewhere in this prospectus for further detail.
Valuation of Share-Based Payments
Accounting for some equity-settled, share-based payment awards requires the use of valuation models to estimate our future share price performance. These models require our board of directors to make assumptions regarding the share price volatility, risk free rate and expected life of awards in order to determine the fair values of the awards at grant dates. See Note 15 to our annual consolidated financial statements included elsewhere in this prospectus for further detail.
Management believes that the judgments and estimates applied are reasonable and supportable based on information available at the reporting date. Further detail on the Company’s accounting policies and related disclosures is provided in Note 4 to our annual consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosure about Financial Risk
We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and market risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 4 to our unaudited consolidated interim financial statements and Note 17 to our annual consolidated financial statements included elsewhere in this prospectus for further discussion of our exposure to these risks.
Credit Risk
Credit risk represents the potential for financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our exposure to credit risk arises primarily from cash and cash equivalents and, to a limited extent, trade and other receivables.
Our cash balances are held with established financial institutions with high credit ratings. The risk of default is low. Trade and other receivables relate mainly to recoverable sales taxes and other non-trade balances and therefore also carry minimal credit risk.
Further information on exposure to credit risk can be found in Note 4 to our unaudited consolidated interim financial statements and Note 17 to our annual consolidated financial statements included elsewhere in this prospectus.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We seek to maintain sufficient liquidity to fund our operating and exploration requirements by holding cash and cash equivalents and managing the timing of expenditures. We monitor actual and forecasted cash flows on a regular basis to ensure that we have adequate resources to settle liabilities under both normal and stressed conditions.
Market Risk
Market risk includes the potential impact of changes in foreign exchange rates, interest rates and commodity prices. Given the nature of our business, we are primarily exposed to fluctuations in the market prices of tungsten, copper and gold. Movements in these prices could affect the value of our mineral projects and our ability to raise additional capital.
We hold our cash primarily in U.S. dollars and pounds sterling and therefore have limited exposure to foreign currency fluctuations. We currently do not hedge foreign exchange or commodity price exposures but may consider doing so in the future as our operations develop.
Further information on currency risk can be found in Note 4 to our unaudited consolidated interim financial statements and Note 17 to our annual consolidated financial statements included elsewhere in this prospectus.
JOBS Act Election
We are an emerging growth company, as defined in the JOBS Act. We rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions apply for a period of five years after our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

INDUSTRY
This section contains information relating to the global tungsten industry. Unless otherwise indicated, the information presented below is based on data and forecasts derived from the industry report that we commissioned from Argus, titled “Tungsten Market Outlook.” Argus has advised us that the statistical data and other information contained herein is drawn from its database and other sources. We have not independently verified the third-party information contained in this section. Forecasts and other forward-looking information with respect to the industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Market and Industry Data” for additional information.
The Global Tungsten Market
Tungsten has unique chemical and physical properties that make it essential to the manufactured modern world. Having the highest melting point of any metal, a density similar to gold, and when compounded with carbon to form tungsten carbide, a hardness close to that of diamond. Tungsten is the material of choice for cutting and penetrating other materials, resisting wear and surviving extreme environments. These properties make tungsten a critical input into a wide range of industrial applications, including cemented carbides, steel and superalloys, electronics, chemical catalysts and numerous defense-related uses. In 2024, global demand for tungsten from primary resources was more than 83,000 metric t of W, and China accounted for approximately 72% of global primary tungsten consumption.
Industry Value Chain
Tungsten ores are processed into concentrates (typically containing 50–75% WO₃) and then converted into APT, the industry’s key intermediate product and pricing benchmark. APT is further refined into tungsten oxides, tungsten metal powder, tungsten carbide powder and other downstream products for end-use sectors. According to Argus, finished tungsten metal is valued at more than twice the price of concentrate on a WO₃-equivalent basis.
Supply Dynamics
Global primary tungsten supply was approximately 81,000 t of W in 2024, having rebounded from a multi-year decline. China remains the dominant producer, accounting for 84% of global concentrate output in 2024 mainly from older mines which are facing declining ore grades, greater depth and increasing environmental and health and safety executive standards all of which result in higher production cost and is forecast to fall to approximately 63,500 t of W in 2025 following a reduction in government mining quotas.
Outside of China, primary production remains comparatively limited with the market heavily reliant on secondary supply (production scrap and recycling) and exports of intermediate products from China, with meaningful but smaller volumes sourced from Vietnam, Russia, Bolivia, Rwanda, the Democratic Republic of the Congo and North Korea. New mined supply is emerging from Kazakhstan’s Boguty project or in the development pipeline, which began production in 2025 and is expected to produce 3,000–3,500 t of W in 2025. Based on announced projects and Argus’s modeling, global primary tungsten supply is forecast to increase from 82,000 t of W in 2025 to approximately 129,000 t of W by 2040, a compound annual growth rate (“CAGR”) of around 3% in the base-case scenario.
Demand Drivers
Tungsten demand is closely correlated with global economic activity and manufacturing output. Argus forecasts global GDP growth to average 2.7% annually to 2040, with primary tungsten demand expected to grow at a similar rate over the same period, from 87,000 t of W in 2025 to approximately 129,000 t of W by 2040 (CAGR of approximately 2.6%) in the base case.
Current end-use demand is led by the mining and construction (25%), automotive (23%), industrial (12%), chemicals (10%), consumer (9%), defense (9%), energy (7%) and aerospace (5%) sectors. While tungsten use in automotive applications is forecast to decline modestly due to increased penetration of electric vehicles (which require less machining in their manufacture, and therefore less tungsten tooling), this is expected to be offset by stronger growth in other sectors. Defense applications are forecast to be the fastest-growing demand segment, with a projected CAGR of 6.6% to 2040, supported by higher global defense spending and requirements for non-Chinese sources of strategic materials within NATO and allied countries.
Tungsten is also being evaluated for potential use in emerging technologies, including nuclear-fusion applications where high-temperature resistant, highly radiopaque and highly radiation resistant materials are required, although these applications remain at an early stage and their future commercial impact is unclear.
Total global tungsten demand, including from recycled material, was approximately 120,500 t of W in 2024 and is forecast to reach approximately 190,000 t of W by 2040.
Trade Flows and Supply Chain Concentration
Tungsten supply chains are highly concentrated in Asia and China, which accounted for approximately 84% of mined tungsten production in 2024 and has long been a net exporter of intermediate, semi-finished and refined products which are essential to manufacturers in the United States and allied nations. In 2024, Asia accounted for roughly 70% of global tungsten concentrate imports, led by China, whose imports more than doubled in 2024 and increased a further 70% in the first nine months of 2025 as refiners sought new sources of material to offset declining domestic production. Europe is also a significant importer, with Austria estimated to import up to 2,000 t WO₃ annually from outside the region, while the United States is one of the largest individual importers of tungsten products, with imports forecast to rise in 2025 following an 8.5% decline in 2024.
New export controls effected by China in February 2025 which apply to tungsten intermediates (APT, ammonium metatungstate and oxide), carbides, and certain tungsten containing alloys contributed to tighter global supply and catalyzed a strong upwards price momentum. These controls, together with broader geopolitical tensions, have accelerated efforts by the United States and Europe to diversify supply chains, encourage domestic and allied-country production and reduce reliance on Chinese materials. Recent U.S. Executive Orders relating to critical minerals and industrial base security have further emphasized the importance of strengthening domestic and allied supply chains, including for tungsten. These policy actions also reflect broader U.S. efforts to strengthen self-sufficiency in critical minerals and reduce reliance on foreign supply. In addition, the U.S. Department of War has stated that, beginning January 1, 2027, it will no longer procure mined tungsten ore originating from China or Russia, a development that may further reinforce these diversification efforts. In addition, the U.S. Defense Logistics Agency periodically evaluates strategic materials for potential stockpile replenishment, including tungsten, and has indicated that tungsten may be considered in future stockpiling planning cycles.
Pricing Environment
Tungsten concentrate and APT prices reached record levels in late 2025. Industry price indices reported by Argus indicate that certain benchmark APT prices more than doubled following the February 2025 export controls, reflecting the tighter supply conditions. European concentrate prices were approximately $520–550 per MTU in October 2025, while APT prices reached $800 per MTU, reflecting the tight availability of concentrate and secondary supply. Argus’ base-case scenario forecasts an APT price of $495 per MTU for 2025, reaching $695 per MTU in 2028, before declining to $660 per MTU in 2030, $635 per MTU in 2035 and further to $615 per MTU by 2040. In the high-case scenario, prices average $500 per MTU in 2025, $765 per MTU in 2028, $725 in 2030, $695 per MTU in 2035, and $675 per MTU in 2040.
Regulatory and Strategic Context
Tungsten is designated a critical mineral in both the United States and the European Union. U.S. policy emphasizes domestic supply chain security through streamlined permitting, government financing and strategic stockpiling initiatives. The EU’s Critical Raw Materials Act similarly aims to reduce dependence on China and improve supply diversification. These policy frameworks favor projects located in stable jurisdictions aligned with U.S. and EU security interests and may support premiums for non-Chinese supply in the future.

BUSINESS
Overview
We are a U.S.-focused exploration-stage critical minerals company with a portfolio of tungsten and polymetallic exploration projects located in the State of Nevada. Our principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of scheelite-bearing skarn mineralization that have seen prior tungsten mining activity by third parties. In addition, we hold early-stage copper, gold, silver and lithium exploration properties, which we believe provide optionality and exposure to broader critical-minerals thematic trends.
Tungsten is designated as a critical mineral in the United States and the European Union. A diversified, domestic supply of tungsten in the United States is increasingly viewed as strategically important due to concentrated global production and recent export controls in China, which accounted for approximately 84% of global output in 2024. Over the past year, we have advanced our flagship Pilot Mountain project through a drilling program that returned tungsten, copper and silver intercepts, and have continued geological, metallurgical, environmental and engineering work to support future development planning.
Company Description
Operations
We do not currently operate producing mines and have not generated revenue from mineral production. Our activities are focused on the exploration and technical evaluation of our mineral properties and on preparing the groundwork for future permitting and development decisions. Our projects are located within established mining jurisdictions in Nevada, where mining regulations and permitting processes have historically been favorable to the sector.
Our operational activities include exploration and resource definition drilling, environmental baseline studies and engineering studies. These programs are conducted through our U.S. subsidiaries and supported by independent consultants, including qualified persons as defined under Subpart 1300 of Regulation S-K.
In addition to ongoing work at Pilot Mountain and Tempiute, we manage a portfolio of earlier-stage exploration projects, including the Garfield gold-silver-copper project, the Golconda gold project, the Kibby Basin lithium project and the Stonewall gold-silver project. Together, we believe these properties provide a pipeline of exploration opportunities across multiple commodities within Nevada, a well-established mining jurisdiction. We continue to evaluate opportunities to advance our assets, maintain regulatory compliance and meet the technical and environmental requirements associated with future project development.

In the map below, we present the geographic footprint of our mining properties:
Exploration Stage Properties
Our mining portfolio consists of the following properties:
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The Pilot Mountain Project (“Pilot Mountain” or the “Project”) — Pilot Mountain is an advanced exploration-stage tungsten project located in the Walker Lane region of Mineral County, Nevada, approximately 19 air-kilometers east of the town of Mina. Pilot Mountain comprises 208 unpatented lode mining claims covering approximately 17.2 km² on federally administered BLM land and is accessible year-round from U.S. Highway 95 via gravel roads. We hold a 100% interest in the Project through BFM Resources Inc. and Pilot Metals Inc., our wholly owned U.S. subsidiaries. Pilot Mountain hosts the Desert Scheelite tungsten-bearing skarn deposit together with several additional exploration targets. For more information, see “— Individual Property Disclosure — Pilot Mountain.”

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The Tempiute Project (“Tempiute”) — Tempiute is an exploration-stage tungsten project located in Lincoln County, Nevada, within the historic Tempiute tungsten district, a past-producing area during multiple periods of the 20th century. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km². The unpatented lode, millsite and placer mining claims are situated on BLM-administered federal land. We hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Tempiute contains numerous historical tungsten workings and known scheelite-bearing skarn occurrences and is considered prospective for additional skarn-style tungsten mineralization. Historical tailings are also being assessed for environmental matters and for potential resources.

Other Projects
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The Garfield Project (“Garfield”) — Garfield is an early-stage exploration gold-silver-copper project consisting of 163 unpatented mining claims covering approximately 13.8 km² in Nevada. We hold a 100% interest in Garfield through Golden Metal Resources LLC, our wholly owned U.S. subsidiary.

Garfield is prospective for copper, silver and zinc, with historical reconnaissance work identifying several zones of anomalous base- and critical-metal mineralization. A 2% net smelter royalty (“NSR”) is retained by the vendor over the original claims (GAR 15 – 17) plus an area of influence, of which 1% may be repurchased by us.
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The Golconda Project (“Golconda”) — Golconda is an early-stage exploration gold project comprising 44 unpatented mining claims covering approximately 3.22 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of Golconda pursuant to the Golconda Option Agreement. Upon full earn-in, the underlying owner would retain a 1% NSR, subject to a partial buy-back right. Golconda is prospective for Carlin-type gold mineralization, with historical trenching and geochemical sampling identifying multiple untested targets.

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The Kibby Basin Project (“Kibby Basin”) — Kibby Basin is an early-stage exploration lithium project, consisting of 24 unpatented mining claims covering approximately 1.97 km² in Nevada. We hold a 100% interest in Kibby Basin through Golden Metal Resources LLC, our wholly owned subsidiary. Kibby Basin lies within a broader basin where historical drilling and geophysical surveys have identified lithium. Kibby Basin is accessible through existing dirt roads and is situated on federally administered BLM land.

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The Stonewall Project (“Stonewall”) — Stonewall is an early-stage exploration gold-silver project comprising 19 unpatented lode mining claims covering approximately 1.59 km². We hold a 100% interest in Stonewall through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Stonewall hosts historical workings and surface geochemical anomalies that are consistent with epithermal precious-metal systems. The seller retains a 2% NSR, of which 1% may be repurchased by us.

Competitive Strengths
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Wholly U.S.-Based Tungsten Project Portfolio — We are currently solely focused on a U.S.-based project portfolio, with all of our assets in the mining-friendly state of Nevada. Pilot Mountain is an advanced exploration-stage project, and Tempiute is an exploration-stage project with historical production. Both projects are strategically situated and have the potential to serve as the foundation for a U.S.-based, scalable, primary mined tungsten supply.

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Pilot Mountain is One of the Largest Known Tungsten Deposits on U.S. Soil — Pilot Mountain is among the largest known tungsten assets on U.S. soil, with established resources and a history of technical studies, which continues today. We believe Pilot Mountain provides us with a potential pathway toward developing a strategically important U.S. domestic mined source of tungsten. Pilot Mountain is situated on BLM land, which we believe is generally considered a favorable partner for project advancement and permitting.

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Tempiute is a Past Producing Mine with Existing Infrastructure — We intend to evaluate and advance Tempiute in parallel with Pilot Mountain as a strategic and complementary asset. Tempiute is supported by existing infrastructure linked to historic operations, including road access, power and mill foundations, which we believe we can leverage as we advance this project. Tempiute is situated in part on patented mining claims as well as placer, lode and millsite claims located on BLM land, which we believe are considered advantageous for project advancement and permitting. Further, a large area on claims of 20.5 km2 to cover an area of historical dispersed tailings is being assessed for environmental matters and potential tungsten resources.

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Demonstrated Federal Support — On July 22, 2025, the U.S. Department of War announced a $6.2 million award to Golden Metal Resources LLC, our wholly owned subsidiary, under Title III of the Defense Production Act. The funding will support the advancement of our Pilot Mountain tungsten project in Nevada through a pre-feasibility study, which is currently in progress, including metallurgical test work, engineering studies, environmental assessments and related technical investigations. We believe this federal support reinforces the strategic value of our projects within U.S. national security and supply chain resilience frameworks.

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Path for Advancement Driven by Market, Political Tailwinds — On February 4, 2025, China’s Ministry of Commerce and General Administration of Customs issued a joint announcement, placing export controls on certain tungsten products. China accounts for a substantial share of global tungsten production and a majority of downstream processing capacity, and has long been a net exporter of semi-refined and refined tungsten products that are critical to manufacturers in the United States and allied nations. The implementation of these export controls has resulted in an immediate tightening of global supply, which contributed to, and continues to contribute to shortages across the tungsten supply chain and elevated tungsten prices that have persisted into 2026. Tungsten is designated a critical mineral in the United States and European Union, with ongoing governmental initiatives aimed at diversifying supply chains away from China and supporting production in stable, allied jurisdictions. In light of the foregoing national security and trade tensions, we believe we are well positioned to advance our Nevada-based tungsten assets. We believe the alignment of our U.S.-centric strategy with the current U.S. and western policy focus surrounding critical mineral can enhance support for the delivery of our projects through permitting, engineering and subsequent production, at a time of heightened focus on domestic and allied critical-mineral supply.
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Vertically Integrated, “Mined in America” Tungsten Supply Chain — We believe the tungsten supply chain is differentiated to many other critical minerals, as there are well-established midstream and downstream processing capabilities actively operating in the U.S. For example, Global Tungsten & Powders LLC is a Pennsylvania-based downstream manufacturer with whom we have signed a non-binding letter of intent regarding our Pilot Mountain product offtake. However, we believe many U.S.-based manufacturers are currently reliant on overseas suppliers for the primary supply of raw tungsten materials. We believe we are well positioned to become a meaningful source of U.S.-based tungsten supply and by extension a foundation for a secure, domestic, vertically integrated tungsten supply chain.

Growth Strategies
Our mission is to establish our projects, Pilot Mountain and Tempiute, as potential cornerstones of U.S. tungsten supply, directly supporting U.S. national efforts to reshore production, reduce reliance on foreign supply chains and strengthen economic and defense security, while delivering long-term value for shareholders.
Key aspects of our growth strategy include:
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Advancing Pilot Mountain Toward Feasibility and Development — Pre-feasibility work at Pilot Mountain is underway and is targeted for completion by the end of Q2 2026. Detailed engineering and permitting workstreams are proceeding concurrently with the goal of facilitating an accelerated transition from our initial economic study through to feasibility and a subsequent investment decision.

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Accelerating Tempiute Exploration and Pre-Development Workstreams — In parallel with the advancement of Pilot Mountain, we are progressing various key exploration activities at Tempiute, including mapping, sampling and drilling, which is focused on evaluating the potential for open-pit and underground resource definition by seeking to identify primary sources of mineralization. In addition, a staged Environmental Site Assessment has commenced focused on areas of historical contained and dispersed mine tailings in addition to mineralized stockpiles from former operations. This work is designed to evaluate the current environmental conditions prior to undertaking any further Company work. The mine tailings may require certain reprocessing and cleanup activities, the extent of which is not yet certain, given the scale of former production over 40 years.

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Leveraging U.S. Federal Support for Domestic Critical Mineral Supply Chains — Our business strategy is premised in part on the current geopolitical and national-security environment, including ongoing trade tensions between the United States and China, China’s restrictions on exports of certain strategic minerals and U.S. government policies aimed at strengthening domestic supply chains for critical minerals. These developments have increased interest in, and potential support for, U.S.-based critical metals projects such as ours. In addition to the U.S. Department of War award, we are pursuing other funding opportunities offered by the U.S. government under critical minerals programs and through commercial opportunities like the U.S. government’s strategic stockpile program.

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Establishing the Foundation for a Vertically Integrated U.S. Tungsten Supply Chain Through Commercial Partnerships — Through our tungsten projects, our goal is to become a cornerstone of the U.S.-based mined tungsten supply for new and existing U.S.-based midstream and downstream facilities. In order to facilitate this vertically integrated supply chain, we intend to have regular dialogue with potential off-take partners and customers as we advance towards feasibility and potential development of our projects. For example, we seek to expand our contact with refiners of tungsten based in the United States.

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Portfolio Exploration and Strategic Growth Opportunities — While our near-term focus remains on our key tungsten projects, we continuously evaluate other strategic growth opportunities that are consistent with our focus on developing a secure, U.S.-based mined tungsten supply chain. These activities may include reviewing early-stage exploration properties, historical mining districts and other mineral assets in the United States that could complement our existing projects or enhance the scale, optionality or strategic positioning of our portfolio. We also intend to proactively seek to claim and consolidate prospective properties surrounding our existing projects to strengthen optionality across our portfolio. Further, we plan to investigate other critical minerals, such as gallium, that are highlighted in assays at both Pilot Mountain and Tempiute, the presence and potential recovery of which could further enhance the strategic value of our portfolio. We also monitor opportunities to acquire or enter into joint ventures, strategic alliances or other commercial arrangements with third parties where we believe such opportunities could accelerate project development, improve economics or strengthen our role in the U.S. critical minerals ecosystem. While no definitive agreements have been entered into as of the date of this prospectus, we expect to continue evaluating such opportunities on an ongoing basis.

History
Guardian Metal Resources PLC, formerly Golden Metal Resources Limited, was incorporated on April 22, 2021 under the laws of England and Wales and re-registered as a public limited company on March 8, 2022. The Company was formed to hold and advance the Nevada mineral exploration assets previously held by Power Metal Resources PLC.
On May 10, 2023, the Company’s ordinary shares were admitted to trading on the AIM market of the London Stock Exchange under the ticker “GMET”. On October 13, 2023, the Company also obtained a cross-listing on the U.S. OTC market to broaden its investor base. The Company changed its name to Guardian Metal Resources PLC on July 4, 2024, rebranding to reflect its focus on supplying critical minerals, in particular tungsten, into the United States.
On March 24, 2026, the Company completed its IPO on NYSE American, in which it issued and sold an aggregate of 5,055,953 ADSs, representing 25,279,765 ordinary shares, at a public offering price of $13.50 per ADS, including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option. Since March 2026, the Company’s ADSs have been listed on NYSE American under the symbol “GMTL”.
Since incorporation, Guardian has progressively expanded its portfolio of mineral assets in Nevada. At the time of admission to AIM in May 2023, the Company held four projects: Pilot Mountain (tungsten-copper-silver-zinc), Garfield (gold-silver-copper), Stonewall (gold-silver) and an earn-in option at Golconda (gold). In July 2023, the portfolio was expanded through the staking of mineral claims over the Kibby Basin lithium project, bringing the total to five projects by 2024. In 2025, the Company further broadened its asset base by entering into a lease-option agreement to acquire Tempiute project, increasing the portfolio to six projects.
In January 2025, we completed the option to purchase the historical Tempiute (also known as the Emerson) tungsten mine in Nevada, following a letter of intent signed on October 31, 2024 and a definitive agreement dated January 25, 2025. Since completion of that acquisition, we have advanced preparatory workstreams in support of a drilling program. During the six months ended December 31, 2025 and fiscal year ended June 30, 2025, we also advanced pre-feasibility study workstreams at our Pilot Mountain project, including resource and geotechnical drilling, baseline environmental studies and early permitting activities and continued to expand our U.S. capital-markets presence through an OTC cross-listing.

Guardian is an exploration-stage company, with no revenue to date and continues to progress drilling, geophysics and other field programs across its Nevada portfolio.
Customers and Contracts
We are an exploration-stage company and currently do not generate revenue from mineral production or sales. We have not entered into any binding offtake agreements. In June 2023, we entered into a non-binding letter of intent with Global Tungsten & Powders LLC in respect of a potential future offtake agreement for tungsten concentrate from our Pilot Mountain project, subject to the completion of technical and legal due diligence. We may from time to time enter into additional memoranda of understanding or option agreements with strategic or industrial partners.
Products
We have not commenced commercial production. Our efforts are focused on identifying and defining mineral resources of tungsten in Nevada and the subsequent development of such resources. Our Pilot Mountain and Tempiute projects are tungsten-dominant, with potential by-products of copper, silver, zinc and gallium. We also hold early-stage projects prospective for gold-silver-copper (Garfield), gold (Golconda), lithium (Kibby Basin) and gold-silver (Stonewall).
Principal Markets
Our strategy is to supply tungsten and other critical minerals into U.S. and allied supply chains, particularly those supporting defense, energy transition, nuclear fusion and high-technology industries. Tungsten has been designated as a critical mineral by the U.S. government due to its importance in defense applications and limited non-Chinese supply sources. Should we advance our projects to production, we expect to market products primarily to customers in the U.S.
Marketing Channels
We do not currently generate revenue and have no commercial sales. Should our projects advance to production, we expect to market tungsten concentrate and any by-products to refiners, processors and industrial end-users in the United States and other jurisdictions seeking secure sources of critical minerals. We have engaged in preliminary, non-binding discussions with certain potential customers, including Global Tungsten & Powders LLC, regarding the possible future supply of tungsten concentrate; however, these discussions are at an early stage, are non-binding and may not result in any definitive agreement or commercial arrangement. There can be no assurance that any such discussions will lead to production, sales or revenue.
For our gold and copper assets, should they be developed, we would expect to sell gold doré to refiners and copper concentrate to commodity traders or smelters, consistent with industry practice. We do not expect to engage in direct consumer marketing. Our distribution strategy will therefore focus on strategic and industrial counterparties positioned within U.S. and Western supply chains.
Competitive Environment
The mineral exploration and development business is highly competitive. We compete with other exploration companies for the acquisition of prospective mineral properties, technical expertise and access to capital. Many of these companies currently have greater resources than we do to be able to identify and evaluate prospective mineral projects or titles and often have greater financial resources to be able to pursue their acquisition. In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.
The tungsten market is characterized by significant supply concentration and limited new project development. According to Argus, China accounts for approximately 80–85% of global primary tungsten supply, although its share is forecast to decline over the long term as ore grades fall, production costs increase and government mining quotas tighten. Chinese concentrate production fell meaningfully in recent years and is expected to decrease further in 2025, while China has increasingly relied on imported concentrates, with imports more than doubling in 2024 and increasing a further 70% in January–September 2025.
Demand for tungsten is expected to grow broadly in line with global GDP, with the defense sector representing the fastest-growing end-use segment as military spending increases across NATO member states and other jurisdictions. Global tungsten markets are currently tight, with concentrate prices at record levels, driven by constrained Chinese supply, growing demand from defense applications and increased geopolitical uncertainty, including China’s 2025 export controls on APT, tungsten oxides, carbides and certain alloys.
We believe our Nevada tungsten projects, particularly Pilot Mountain, are positioned to benefit from the increasing strategic importance of non-Chinese tungsten supply, given their location in a stable jurisdiction with proximity to U.S. and Western end-markets. However, we face competition from established global producers and from new and restarted tungsten projects, including those in Kazakhstan, South Korea, Spain, the United Kingdom, Canada and Australia. Our ability to maintain a competitive position will depend on our success in advancing our projects to production, controlling costs and securing long-term offtake and customer relationships.
Regulation
The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. Mineral exploration and development on federal lands are principally governed by the General Mining Law of 1872, as amended, which authorizes U.S. citizens and companies to locate mining claims on federal lands open to mineral entry. All of our Nevada projects, including Pilot Mountain, Tempiute, Garfield, Golconda and Stonewall include unpatented lode, millsite and/or placer mining claims administered by the BLM. To maintain these claims in good standing, we must comply with BLM regulations, including annual maintenance fees, performance of assessment work and submission of required filings. Tempiute, in addition to unpatented BLM mining, millsite and placer claims, includes certain patented (private) mining claims.
Under BLM regulations, low-impact activities such as surface mapping and sampling qualify as “casual use” and generally do not require prior approval, whereas mechanized exploration activities, including road construction and drilling, require either a notice-level filing or an approved PoO, depending on the level of proposed surface disturbance. Notice-level filings generally cover disturbance of up to approximately five acres; larger programs require a PoO, which is subject to review under the National Environmental Policy Act (“NEPA”), including preparation of an environmental assessment and, in some cases, an environmental impact statement.
At the state level, the NDEP regulates water use, air quality, mine reclamation and closure and management of hazardous materials. Nevada law requires operators to prepare and maintain approved reclamation plans and to post financial assurance in the form of reclamation bonds to cover closure obligations. Additional state and local permits may be required for drilling, water rights and the use or storage of explosives. Compliance with these requirements is a condition for continuing exploration and for advancing projects toward development. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.
For Pilot Mountain specifically, certain infrastructure-related items identified in RESPEC’s technical report will require permitting in later stages, including (i) securing long-term water rights to support potential mining and processing operations and (ii) addressing the timing and availability of electrical power supply from NV Energy, which remains uncertain and may necessitate consideration of temporary on-site power generation in early years of potential development. These matters form part of the environmental and engineering baseline work currently underway and will be evaluated further as the project progresses.
As a public limited company incorporated in the United Kingdom, we are also subject to the Companies Act 2006, the AIM Rules for Companies, U.K. Market Abuse Regulation (Regulation (EU) 596/2014), the

U.K. City Code on Takeovers and Mergers (the “U.K. Takeover Code”) and certain provisions of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority (“DTRs”) and other applicable securities regulations including U.S. securities law requirements.
Environmental, Health and Safety Matters
Exploration activities in Nevada are subject to federal and state environmental, health and safety requirements. These laws and regulations address, among other matters, land use and reclamation, air emissions, water use and discharge, protection of plant and wildlife, hazardous substances management, waste handling, worker health and safety and community engagement.
Our current exploration activities, which include drilling, geophysical surveys, mapping, sampling and related fieldwork, require permits and approvals that govern the scope and method of operations. These permits impose conditions intended to limit environmental impacts, manage water and waste and require reclamation of disturbed areas. If our projects advance toward development, more extensive environmental review processes may apply, including environmental assessments or environmental impact statements under the NEPA.
Suppliers
As an exploration-stage company, we do not maintain in-house drilling or laboratory operations and are therefore reliant on third-party contractors and service providers to carry out our exploration programs. These contractors include drilling companies, geophysical survey providers, assay laboratories, environmental consultants and other technical specialists, all of which are widely available in Nevada and surrounding states. While we do not believe we are materially dependent on any single supplier, the success and cost-efficiency of our programs depend on the continued availability of high-quality contractors and exploration services.
From time to time, the exploration sector experiences increased demand for drilling rigs, assay turnaround and skilled labor, particularly during periods of elevated commodity prices. Such conditions may increase costs or cause delays to our planned work programs. In addition, the sourcing of certain consumables, such as fuel, explosives and geochemical reagents, may be subject to market price volatility and supply chain constraints.
We intend to mitigate these risks by maintaining relationships with multiple contractors, engaging well-established providers and planning our work programs to allow flexibility in scheduling. For our tungsten and lithium projects, we may also require specialized metallurgical and technical services and we believe Nevada offers sufficient expertise to support our exploration and future development activities.
Raw Materials/Tungsten
Tungsten is our primary focus commodity. Tungsten is valued for its high melting point, strength and density, making it critical for defense, aerospace, nuclear and industrial applications. According to Argus, the U.S. defense-related tungsten consumption increased year-over-year between 2023 and 2024, reflecting higher procurement and munitions-related demand. Global supply is dominated by China, which has historically accounted for more than 80% of production and refined supply. U.S. policy emphasizes the need for domestic and allied sources of tungsten to reduce reliance on Chinese supply. We believe Pilot Mountain, our flagship project, is one of the largest known undeveloped tungsten deposits in the U.S. and positions us to potentially become a key domestic supplier.
Nevada is generally regarded as a favorable jurisdiction for mineral exploration and development. Nevada also has a long history of mineral development, with well over a century of gold and silver mining activity, and remains one of the most established mining jurisdictions in the United States. Such assessments are generally based on factors such as regulatory transparency, geological potential and permitting frameworks and should not be interpreted as assessments of, or guarantees of, permitting or regulatory outcomes for our projects.
Dependence on Patents, Licenses, Contracts and Processes
We do not rely on patents or proprietary technologies in our business. Title to our projects is held through either unpatented, placer or millsite claims administered by the BLM as well as patented claims.

The unpatented, millsite and placer claims are subject to annual maintenance fees and compliance with applicable mining laws and regulations. We are also party to certain option agreements, including our earn-in right at the Golconda project and the lease-option agreement to acquire the Tempiute tungsten project, which require us to make staged payments in order to maintain our interests.
We do not currently have any binding offtake agreements in place. We have, however, entered into non-binding arrangements, including a letter of intent with Global Tungsten & Powders LLC regarding potential future sales of tungsten concentrate from Pilot Mountain. We and Global Tungsten & Powders LLC have also engaged in preliminary discussions regarding potential cooperation areas relating to future supply chain development initiatives in the United States and allied jurisdictions. These discussions are exploratory in nature, do not create any binding commitments for either party and may not result in any formal agreements. Any future offtake, cooperation or supply-chain arrangements would depend on, among other factors, the advancement of our projects, market conditions, technical due-diligence outcomes and the negotiation of mutually acceptable terms. We also signed a memorandum of understanding with Oxford Sigma Limited in respect of potential tungsten applications in the fusion energy industry. These arrangements do not create enforceable obligations and may not result in binding contracts. Our ability to finance and develop our projects may in the future depend on securing binding offtake agreements with refiners, processors or end-users of tungsten and other commodities, and there can be no assurance that such agreements will be entered into on commercially acceptable terms or at all.
Seasonality
Our exploration activities may be subject to seasonal constraints, including winter weather conditions in Nevada that can affect access and drilling schedules. However, Nevada’s climate generally allows year-round exploration. We do not expect seasonality to materially affect our business.
Intellectual Property
We rely on a combination of confidentiality as well as employee and third-party non-disclosure agreements, to establish and protect our intellectual property rights. As of December 31, 2025, we did not own any patents or copyrights and we have not registered or otherwise protected any trademarks. We own the domain names covering our brand “Guardian Metal Resources” and related logos and we maintain domain names, including “www.guardianmetalresources.com.”
Legal Proceedings
From time to time, we may be subject to legal and governmental proceedings and claims in the ordinary course of business. We are not currently a party to any material legal or governmental proceedings and, to our knowledge, none is threatened.
Employees
As of December 31, 2025, we had no full-time employees other than our executive officers and board members. We engage consultants and contractors as needed to conduct exploration, corporate and administrative functions.
Organizational Structure
The table below is a list of our subsidiaries as of the date of this prospectus:
	Country	Ownership Interest
Entity Name
Advance Tungsten Reserve Inc.	United States	100%
BFM Resources Inc.	United States	100%
GMET Tungsten Holding Co.	United States	100%
Golden Metal Resources LLC	United States	100%
Guardian Gold Ltd.	England and Wales	100%
Pilot Metals Inc.	United States	100%

MINING PROPERTIES
This prospectus refers to mineral resources estimates, including indicated and inferred mineral resources. See “Scientific and Technical Information — Certain Definitions” for the definition of those terms. Unless the context otherwise requires, all references in this prospectus to “qualified person” are to a qualified person as defined in S-K 1300. Our disclosure relating to mineral resources is based on supporting documentation prepared by a qualified person. The technical report summary for the Pilot Mountain tungsten project has been prepared by a qualified person, as described herein, and has been filed as Exhibit 96.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, and is incorporated by reference into this prospectus.
Overview
We are a U.S.-focused exploration-stage critical minerals company with a portfolio of tungsten and polymetallic exploration projects located in the State of Nevada. Our mineral property portfolio includes the following:
Exploration-Stage Properties
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The Pilot Mountain Project (“Pilot Mountain” or the “Project”) — Pilot Mountain is an advanced exploration-stage tungsten project located in the Walker Lane region of Mineral County, Nevada, approximately 19 air-kilometers east of the town of Mina. Pilot Mountain comprises 208 unpatented lode mining claims covering approximately 17.2 km² on federally administered BLM land and is accessible year-round from U.S. Highway 95 via gravel roads. We hold a 100% interest in the Project through BFM Resources Inc. and Pilot Metals Inc., our wholly owned U.S. subsidiaries. Pilot Mountain hosts the Desert Scheelite tungsten-bearing skarn deposit together with several additional exploration targets. For more information, see “— Individual Property Disclosure — Pilot Mountain.”

•
The Tempiute Project (“Tempiute”) — Tempiute is an exploration-stage tungsten project located in Lincoln County, Nevada, within the historic Tempiute tungsten district, a past-producing area during multiple periods of the 20th century. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km². The unpatented lode, millsite and placer mining claims are situated on BLM-administered federal land. We hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Tempiute contains numerous historical tungsten workings and known scheelite-bearing skarn occurrences and is considered prospective for additional skarn-style tungsten mineralization. Historical tailings are also being assessed for environmental matters and for potential resources.

Other Projects
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The Garfield Project (“Garfield”) — Garfield is an early-stage exploration gold-silver-copper project consisting of 163 unpatented mining claims covering approximately 13.8 km² in Nevada. We hold a 100% interest in Garfield through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Garfield is prospective for copper, silver and zinc, with historical reconnaissance work identifying several zones of anomalous base- and critical-metal mineralization. A 2% net smelter royalty (“NSR”) is retained by the vendor over the original claims (GAR 15 – 17) plus an area of influence, of which 1% may be repurchased by us.

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The Golconda Project (“Golconda”) — Golconda is an early-stage exploration gold project comprising 44 unpatented mining claims covering approximately 3.22 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of Golconda pursuant to the Golconda Option Agreement. Upon full earn-in, the underlying owner would retain a 1% NSR, subject to a partial buy-back right. Golconda is prospective for Carlin-type gold mineralization, with historical trenching and geochemical sampling identifying multiple untested targets.

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The Kibby Basin Project (“Kibby Basin”) — Kibby Basin is an early-stage exploration lithium project, consisting of 24 unpatented mining claims covering approximately 1.97 km² in Nevada. We hold a 100% interest in Kibby Basin through Golden Metal Resources LLC, our wholly owned subsidiary. Kibby Basin lies within a broader basin where historical drilling and geophysical surveys have identified lithium. Kibby Basin is accessible through existing dirt roads and is situated on federally administered BLM land.
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The Stonewall Project (“Stonewall”) — Stonewall is an early-stage exploration gold-silver exploration project comprising 19 unpatented lode mining claims covering approximately 1.59 km². We hold a 100% interest in Stonewall through Golden Metal Resources LLC, our wholly owned U.S. subsidiary. Stonewall hosts historical workings and surface geochemical anomalies that are consistent with epithermal precious-metal systems. The seller retains a 2% NSR, of which 1% may be repurchased by us.

Map
Our mineral properties are located throughout Nevada, as shown in the map below.
Pilot Mountain has not generated any mineral production, as the Project remains in the exploration stage. The following table sets out our mineral resources for Pilot Mountain as of December 1, 2025.
Indicated and Inferred Mineral Resource Estimates for Pilot Mountain (as of December 1, 2025)
Desert Scheelite Mineral Resources
	Cut-off		Average Grade				Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Cu	% Zn	t WO3	oz Ag	t Cu	t Zn
Indicated	0.06	8,694,000	0.206	12.43	0.085	0.315	17,900	3,475,000	7,400	27,400
Inferred	0.06	1,784,000	0.169	12.00	0.063	0.225	3,000	689,000	1,100	4,000

Notes:
(1)
The effective date of Desert Scheelite mineral resources is December 1, 2025.

(2)
The estimate of mineral resources was done by RESPEC in metric tonnes.

(3)
The point of reference is in situ mineralization prior to extraction by open pit mining methods.

(4)
The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.

(5)
The Desert Scheelite mineral resource cut-off grade of 0.06% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $65,500/t, an average recovery of 80% WO₃, a processing rate of 4,000 tonnes/day, $2.75/t mining cost for open pit, $15.64/t processing cost, $3.00/t processed for G&A and an 83% payability. Blocks outside the pit limit are considered not economic at this time.

(6)
The accessory metals Ag, Cu and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (tungsten trioxide (“WO3”)). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.

(7)
The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(8)
Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.

(9)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

Individual Property Disclosure
Pilot Mountain
Internal Controls
We maintain internal controls over our exploration activities and mineral resource estimation processes designed to ensure that geological, sampling, analytical and technical data used in our mineral resource estimates are collected, verified and reviewed in accordance with applicable industry standards and Subpart 1300 of Regulation S-K.
These controls include the Company’s oversight of the qualified person who prepared the technical report summary, including the design and supervision of exploration programs, the implementation and review of appropriate quality control and quality assurance (QC/QA) procedures, and the review of sampling, assay and analytical results for consistency and reliability prior to their use in mineral resource estimation. As part of these controls, the Company relies on the procedures performed and documented by the qualified person, including those described in Section 9.2.3 (Audit of Assays) of the SK 1300 Technical Report Summary, Pilot Mountain Tungsten Project, which addresses the auditing, verification and assessment of historical and current exploration data.
We also evaluate historical exploration data relied upon in our mineral resource estimates to assess its reliability and relevance, and we review the assumptions, methodologies and conclusions underlying the mineral resource estimates prepared by the qualified person. Mineral resource estimates are inherently uncertain and depend on interpretations of geological data, sampling results and assumptions regarding continuity and grade. Our internal controls are designed to manage these risks through review and oversight processes; however, there can be no assurance that such controls will eliminate all uncertainty associated with mineral resource estimation.
Exploration Plans
Our planned exploration and development activities for Pilot Mountain include continued geological mapping, drilling, metallurgical testing, environmental baseline studies and engineering work to support future technical studies and permitting activities.
Total Cost or Book Value
Pilot Mountain is carried on our balance sheet at a book value of $22,111,000 as of December 31, 2025 and $16,764,000 as of June 30, 2025.
Annual Maintenance Costs
Annual costs to maintain our mineral rights for Pilot Mountain consist primarily of claim maintenance fees, option payments and related holding costs, which we estimate to be $52,903 per year.

Qualified Person
The following information in this section has been derived from the technical report summary, entitled “SK 1300 Technical Report Summary, Pilot Mountain Tungsten Project,” issued December 15, 2025, with an effective date of December 15, 2025, prepared by RESPEC. RESPEC is the qualified person under S-K 1300. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.
Property Description, Location and Ownership
Pilot Mountain is located in west-central Nevada on the eastern flank of the Pilot Mountains in Mineral County and covers a historic tungsten district that has been intermittently explored since the early 1900s. The Project area is centered at approximately 38°22’00”N, 117°57’00”W and lies approximately 19 air-kilometers east of the town of Mina, Nevada and approximately 39 kilometers by well-graded gravel road. Hawthorne, the nearest larger community, is located approximately 68 air-kilometers west-northwest of the property. The Project benefits from year-round access via U.S. Highway 95 and local gravel roads.
The Project is situated on approximately 17.2 km² of public land administered by the BLM within Sections 7 through 9 and 15 through 18 of Township 6 North, Range 37 East, Mount Diablo Base and Meridian. The Project footprint also includes four unpatented mill site claims located at the former Dunham Mill area.
The Project comprises four principal mineralized areas: Garnet, Good Hope, Gunmetal and Desert Scheelite, located within three kilometers of one another, together forming Pilot Mountain. In addition, four unpatented Dunham Mill site claims are situated separately from the main claim block, as shown in the map below.

The Project consists of a total of 208 unpatented claims, including mining claims and mill site claims located in 2024. Of these:
•
159 unpatented mining claims were located and recorded by BFM Resources Inc., a wholly owned subsidiary of our Company;

•
four unpatented mill site claims were located by BFM Resources Inc. at the former Dunham Mill site; and

•
45 unpatented mining claims (the “NT claims”) are held by Pilot Metals Inc., a wholly owned subsidiary of our Company.

All claims were located and recorded under the U.S. General Mining Law of 1872 and applicable federal and state regulations. All required annual federal claim maintenance fees and county recording fees have been paid with respect to these claims through September 1, 2026. Mineral rights associated with these unpatented mining claims confer the right to explore for, develop and mine locatable minerals on federally administered land, subject to the paramount title of the United States and compliance with applicable BLM surface management requirements and state and federal environmental regulations.
We control the Project through direct ownership of the BFM claims and mill site claims and through our right to control the NT claims held by Pilot Metals Inc., our wholly owned U.S. subsidiary.
Certain claims within the Project area are subject to a 2% NSR in favor of Apex Royalties.
Permit Conditions
Pilot Mountain is located on federally administered public land managed by the BLM. Under BLM regulations, low-impact activities such as geologic mapping, soil sampling and rock sampling may be conducted as casual use without specific permits. Any road or trail construction, mechanized equipment use, drilling or trenching requires filings with the BLM or county, as applicable. Exploration activities that disturb up to approximately five acres can be permitted under a notice-level filing, which may include restrictions to protect biological, historical or archaeological resources. For activities conducted on BLM land, a reclamation bond is required to cover the cost of required reclamation work.

Disturbances exceeding five acres require a PoO approved by the BLM and the NDEP, which in turn requires either an EA or Environmental Impact Statement under the NEPA. This process is standard in Nevada and permitting timelines for a PoO can take up to one to two years depending on environmental conditions and the scope of proposed activities.
We currently hold two Notices of Intent for exploration activities on the Pilot Mountain project: one covering the Desert Scheelite area (NVNV-106362997) and one covering the Garnet area (NVNV-1067142874A), which also includes the northern portion of Gunmetal. These notices provide the required permit coverage for our ongoing and planned exploration activities and we have posted reclamation bonds with the NDEP to cover disturbances associated with this work. We are also advancing an exploration PoO, which is under review by the BLM and the NDEP as part of the EA process. We do not yet hold a mining permit.
To support the exploration drilling programs for Pilot Mountain, additional permits will be required from the BLM, NDEP and Mineral County. RESPEC anticipates that most and potentially all, of the proposed exploration work could be permitted under the two notice-level filings and any expansion of the program to include large condemnation or resource-expansion drilling will likely require approval of the EA and PoO. Drilling programs that exceed the five-acre disturbance threshold will require acceptance and approval of a PoO by the applicable regulatory authorities. RESPEC is not aware of any factors that would limit our ability to obtain the necessary permits for the proposed work.
Environmental baseline studies are in progress to support future operating permit applications. Current work includes baseline environmental data collection, rock geochemical characterization and hydrological assessments, which will be incorporated into subsequent permitting and technical studies.
Baseline environmental studies completed to date have not identified any federally listed species in the Project area.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Pilot Mountain is accessible from U.S. Highway 95 by well-graded gravel roads that lead from the highway to the property and to the town of Mina, located approximately 39 kilometers to the west. The town of Hawthorne is located approximately 89 kilometers west of the Project by road.
The Project lies within a semi-arid region of western Nevada characterized by low precipitation and generally dry conditions. Elevations within the Project area range from approximately 1,830 to 2,290 meters above sea level. Vegetation consists of sagebrush and rabbitbrush at lower elevations and pinyon pine and juniper at higher elevations. The Project is situated along the lower eastern slope of the Pilot Mountains, with steeper terrain to the west providing greater geological exposure and alluvial fans covering the eastern and northeastern portions of the property.
Local groundwater sources are sufficient to support current exploration activities and water for drilling and engineering test work is being sourced from an existing historical borehole on site. However, long-term water rights appropriate for potential mining and processing activities will need to be secured, with required volumes to be defined in the pre-feasibility study. A 120-kV powerline is located approximately 13 kilometers south of the Project and options for grid connection through NV Energy are under review; the timing of potential electrical delivery remains uncertain and early phases of any future development may require temporary on-site power generation. The existing access road network is adequate for current exploration activities but will require improvements to support potential construction or full operations. Fuel, supplies and mining support services are available in the nearby towns of Mina, Hawthorne, Yerington and Tonopah.
History
Pilot Mountain has been the subject of exploration for more than a century, resulting in an extensive body of geological, geophysical and drilling information, although only limited production has ever been recorded. Exploration began in the early 1900s following the discovery of scheelite on the east flank of the Pilot Mountains in 1916, during a regional increase in tungsten prospecting driven by high prices and new milling capacity in California. Multiple properties were developed at that time, but none recorded production.

In 1921, the United States Geological Survey inspected the district and documented the association of scheelite mineralization with the Gunmetal stock. Their work identified several mineralization styles on the property, including tactite, quartz-calcite-scheelite veins and concentrations of quartz, calcite, silver-bearing galena and scheelite. They considered the tactite style to have the greatest tonnage potential and reported scheelite grades up to 1% WO₃ in underground exposures at the Gunmetal Adit. Subsequent underground development in the 1940s did not materially advance the project and additional work encountered barren marble where tactite had been projected.
Limited production took place during the 1940s and 1950s. Internal reports by Union Carbide Corporation (“UCC”) recorded approximately 130 short tons produced through 1943 at the Garnet mine and approximately 15,378 short tons mined from Gunmetal between 1952 and 1956 after the property was reopened.
Modern exploration began in 1968, when Hecla Mining drilled 16 percussion holes totaling approximately 1,652 meters to test porphyry copper-molybdenum targets between the Good Hope and Desert Scheelite zones and to evaluate tactite at Desert Scheelite. Duval Corporation subsequently leased the Desert Scheelite and Gunmetal areas and undertook geophysical surveying and drilling beginning in 1970. Duval’s early drilling targeted porphyry-style mineralization but returned only weakly mineralized quartz veins. Continued drilling in 1971 intersected copper-tungsten mineralization in sulfide-rich tactite northeast of Desert Scheelite and additional core and percussion drilling followed in 1972 and 1973.
In 1975, W.R. Grace drilled five angled drill holes totaling approximately 728 meters, confirming the width of the steeply dipping mineralization at Desert Scheelite. W.R. Grace did not exercise its option on the property. Duval continued exploration until 1977, when UCC optioned the property. UCC conducted sampling programs at the Gunmetal underground workings, reporting average grades of 0.40–0.50% WO₃ and advanced the project by completing geophysical surveys and additional drilling. Following successful drilling results in extensions of the Desert Scheelite and Middle Gunmetal/South Contact areas, UCC purchased Duval’s interest in December 1978. UCC carried out feasibility studies and a bulk sampling program of approximately 70,000 tonnes at Desert Scheelite before suspending work due to low tungsten prices.
More recent exploration was undertaken between 2011 and 2021. Black Fire Minerals Ltd. acquired an option in 2011 and drilled 15 holes designed to verify historical assay data, supporting the estimation of the first modern mineral resource in 2012. Thor Mining PLC acquired an interest in 2014, reviewed archival UCC data and, in 2017, completed nine drill holes targeting copper-silver mineralization at the Desert Scheelite and Garnet deposits.
Geological Setting, Mineralization and Deposit
Regional Geology
Pilot Mountain lies within the Walker Lane structural belt of western Nevada, a northwest-trending zone characterized by strike-slip faulting, extensional basins and associated magmatism that accommodates a significant portion of displacement between the Pacific and North American tectonic plates. Deformation within the belt is expressed through complex fault networks, localized subsidence and magmatic intrusions.
The oldest rocks in the area occur within the Luning (a town in Nevada) allochthon, a thrust stack containing up to 13 nappes, each generally composed of a single lithologic unit. These Permian to Jurassic units are dominantly calcareous in the Pilot Mountains. The allochthon was emplaced along the Luning thrust during the Nevadan-Laramide orogeny, interpreted as occurring between post-late Early Jurassic (ca. 175 Ma) and Late Cretaceous (ca. 68.7 Ma).
Early to Middle Jurassic orogenic movements resulted in deposition of quartzose sandstones and other clastic rocks unconformably over older sediments, with volcanic material becoming increasingly abundant upward. Numerous igneous intrusions emplaced between the Jurassic and Tertiary periods cut the layered rocks in the region, including Cretaceous granodiorite-quartz monzonite stocks and a Tertiary rhyodacite dome exposed in the Pilot Mountains. Widespread felsic to intermediate volcanic rocks of Middle to

Upper Tertiary age also occur regionally. Later deformation is reflected in northwest-trending, right-lateral faulting characteristic of the Walker Lane belt.
Property Geology
The Project is underlain by a thick succession of Permian to Jurassic sedimentary and volcanic rocks intruded by Cretaceous granitic stocks, dykes and sills and locally overlain by Tertiary volcanic units. These units have been complexly deformed by thrust faulting and the combined stratigraphy exceeds 6,000 meters in thickness.
The oldest exposed unit is the Permian Mina Formation, comprising marine turbidites, chert and volcanogenic tuffaceous strata. It is prominently exposed in high cliffs south of the Desert Scheelite resource area. Overlying the Mina is the Triassic Luning Formation, the principal host to mineralization on the property. Although no complete section is preserved locally, the Luning is at least 2,300 meters thick in its type area and is subdivided into lower, middle and upper members.
•
Lower Luning Member (ca. 800 meters thick): host to Desert Scheelite mineralization; composed of crystalline limestone and bioclastic carbonate beds ranging from centimeters to 30 meters thick; locally fossiliferous, including shallow-water ammonites.

•
Middle Luning Member (ca. 100–450 meters): gradational contact with lower member; interbedded conglomerate, arenite, wacke and sandy mudstone.

•
Upper Luning Member: host to mineralization in the Gunmetal-Garnet areas; composed of ca. 80% limestone and ca. 20% fine-grained clastic rocks; includes calcarenite beds up to 5 meters and thin-bedded limestone and mudstone units up to 10 meters thick.

The Lower Jurassic Dunlap Formation overlies the Luning Formation with a disconformity and is exposed along the southwestern edge of the property. It is approximately 1,500 meters thick in the central Pilot Mountains and comprises sandstone, siltstone, shale, conglomerate and minor bioclastic limestone and tuff.
A Jurassic biotite quartz monzonite stock intruded these units, producing contact metamorphism that converted carbonate rocks to marble and pelitic clastics to hornfels. Calc-silicate and skarn alteration formed locally within calcareous rocks during the later stages of intrusion, with metamorphic effects extending up to 300 meters from the northern contact and mineralization confined largely within ca. 90 meters of the contact. The southern contact is concealed beneath alluvium and sheetwash deposits.
Deposit Type
The Desert Scheelite deposit is a tungsten skarn. Tungsten skarns within the Great Basin formed where granitoid plutons intruded carbonate-rich rocks along the North American Cordilleran magmatic arc. Host rocks include Paleozoic shelf carbonates and Triassic-Jurassic basin carbonates with interlayered volcaniclastic units. Skarn ages range from Jurassic to Cenozoic, with most forming during the Cretaceous.
Associated plutons are typically coarse-grained granitoids crystallized at depths greater than 3 kilometers. Fractionation enriched incompatible elements, including tungsten, in late-stage melts, with tungsten partitioning into magmatic fluids that metasomatized surrounding carbonate rocks. Zoned calc-silicate assemblages formed through prograde and retrograde alteration, with economic tungsten mineralization typically hosted in exoskarns where scheelite is the dominant ore mineral.
Mineralization
Skarn mineralization at Pilot Mountain occurs in two principal compositional types: pyroxene-rich skarn and garnet-rich skarn. The garnet-rich type includes both base-metal-poor and base-metal-enriched subtypes. Skarn composition is controlled by the original carbonate host rocks, while base-metal enrichment is influenced by geochemical variations among the intruding quartz monzonite stocks.
Desert Scheelite
Desert Scheelite is a base-metal-enriched tungsten skarn developed within lower Luning Formation carbonates and interbedded biotite hornfels. The skarn extends approximately 600 meters along the contact of the Desert Scheelite quartz monzonite stock and persists at least 300 meters down-dip. It dips steeply north and contains two mineralized zones on the footwall and hanging-wall sides. Garnets are dominantly grossular-andradite solid solutions with Fe-rich andradite rims. Mineralization consists of abundant scheelite with pyrite, chalcopyrite and sphalerite, locally exceeding 20% in unoxidized samples. Ankerite, siderite, pyroxene and quartz are also present, with iron carbonates and quartz locally replacing garnet.
Garnet Deposit
Both garnet skarns and pyroxene skarns occur at the Garnet deposit. Garnet skarns are interbedded with marble and early-stage pyroxene skarn. Mineralization occurs as high-grade scheelite in pyroxene-quartz-garnet skarn and as disseminated scheelite in rims of zoned garnets set in calcareous matrix. At depth, pyroxene skarns include (1) a dark-green subtype with brown garnet veinlets developed from dolomitic limestone host rocks, typically low-grade or barren in scheelite with possible molybdenite; and (2) a scheelite-rich subtype characterized by quartz and fibrous amphibole replacing coarse tremolite and diopside, occurring as beds up to 60 cm thick and enclosing barren dark-brown garnet porphyroblasts.
Gunmetal Deposit
Gunmetal contains low-sulfide garnet skarn exhibiting both vertical replacement and stratiform replacement of upper Luning carbonates. Garnets fall within the grossular-andradite solid solution, with Fe-rich rims. Pyroxene and quartz are principal accessory minerals. Scheelite grades vary between beds and with distance from the intrusive contact, with higher grades nearer marble and lower grades near quartz monzonite. Thin, higher-grade skarn horizons occur locally within thicker barren hornfels.
Exploration
Since acquiring Pilot Mountain in 2021, we have advanced exploration through data review, updated geological modelling and targeted field programs designed to validate historical information and evaluate extensions of known mineralization. The work completed to date includes rock-chip sampling, geological mapping, geophysical surveying and core drilling. These activities have also supported preliminary metallurgical and geotechnical considerations for future technical studies. Initial hydrological or geotechnical investigations have commenced and are ongoing on the Pilot Mountain deposits.
Rock Ship Sampling
In June 2024, we conducted a closely spaced rock-chip sampling program and whole-rock geochemical analysis of quartz monzonite intrusions on the property to assess whether the intrusive rocks exhibit geochemical signatures consistent with porphyry-style Cu-Mo systems. Twelve quartz monzonite samples were submitted to ALS Laboratories, an accredited commercial geochemical laboratory, for whole-rock geochemistry. The analytical results returned adakitic signatures: Sr/Y > 80, La/Yb > 20, Yb < 1.5 and Eu anomalies greater than 0.9 — geochemical ratios commonly associated with porphyry Cu-Mo intrusions. These results indicate that the Pilot Mountain quartz monzonite exhibits geochemical characteristics consistent with globally recognized porphyry systems.
We also collected nine representative rock-chip samples south of the Desert Scheelite and Porphyry South areas. Eight samples returned copper concentrations greater than 150 ppm, three exceeded 550 ppm Cu and two samples returned values of 691 ppm Cu with 201 ppm Mo and 799 ppm Cu, respectively. These samples were collected from quartz-sericite-pyrite (“QSP”) altered metasedimentary rocks located 500–700 meters south of the Porphyry South magnetic anomaly. Visible copper minerals included chrysocolla, malachite and chalcocite associated with oxidized, sulfide-bearing quartz veins. These results suggest copper mineralization is present across a broad area adjacent to the quartz monzonite intrusions.
In 2025, we continued exploration at Porphyry South, including detailed mapping of intrusions, porphyry dykes, copper occurrences, sulfides and quartz vein density. A total of 189 rock-chip samples were collected and analyzed by four-acid digestion with ICP-MS/ICP-AES. Elevated copper and molybdenum were confirmed across Porphyry South, with 15 samples exceeding 1,000 ppm Cu along approximately one-kilometer east-west ridge of gossanous breccia, including a maximum value of 2.05% Cu. Petrographic analysis confirmed the presence of cuprite, malachite and tenorite. Two smaller clusters of mineralized outcrops south of the quartz monzonite intrusion also yielded copper values greater than 500 ppm. Trace-element geochemistry showed elevated arsenic (>50 ppm), selenium (>2 ppm) and tellurium (>0.1 ppm), characteristic of QSP alteration and indicative of the phyllic alteration halo commonly found surrounding porphyry centers.
Geophysical Surveys
In June 2023, while operating under the name Golden Metal Resources PLC, we completed a high-resolution induced polarization survey across Pilot Mountain. The program covered the Desert Scheelite deposit and the adjacent quartz monzonite intrusion and delineated three significant chargeability anomalies interpreted as disseminated sulfide mineralization. These anomalies provided early evidence of potential porphyry-style systems and guided subsequent exploration priorities.
In 2025, we completed a three-dimensional induced polarization survey that extended coverage southward from the 2023 survey area. Integration of the two surveys confirmed the presence of chargeability anomalies associated with porphyry-style alteration and mineralization. The geophysical work remains early-stage relative to drilling and metallurgical studies, but the results may assist in refining exploration targets and evaluating potential resource expansion opportunities.
Drilling
We have drilled a total of 89 diamond core holes across the Project, comprising 68 holes at the Desert Scheelite deposit, 20 holes at the Garnet deposit and one hole at Porphyry South, for a cumulative total of 10,344 meters. All holes were drilled using diamond-core methods and collar locations were surveyed by contracted professional land surveyors. The drilling totals are summarized in the table below.
Guardian Drilling in 2024–2025
Target	Type of Drilling	Total Holes	Total (m)
Desert Scheelite	Core	68	8,471
Garnet	Core	20	1,466
Porphyry South	Core	1	407
Total		89	10,344
Drilling was performed by Diamondback Drilling using Boart Longyear LF Super 90 rigs. Crews applied barium-based grease with organic compounds during coring. Short drilling runs of one to two feet were used in shallow intervals to manage broken ground and mechanical methods, such as mallet tapping, use of a metal stake and barrel shaking, were used to remove core from the barrel where needed. Core boxes were labelled with hole identification, box number and depth intervals and wood blocks were placed at the end of each run documenting footage, run length and recovered length. Core was washed with water and a plastic brush prior to boxing. Core recovery improved at depth as drilling encountered more competent rock.
Sample Preparation, Analysis and Security
Sampling data for the Desert Scheelite deposit are derived from drilling completed in the 1970s and by Black Fire (2011–2012), Thor (2017) and us (2024–2025). For the 2024–2025 drilling, core was transported daily by our staff from the drill site to the core facility in Hawthorne, Nevada, where it was washed, reassembled, meter-marked, logged and photographed wet, dry and under UV light. Sample intervals were based on geological boundaries and ranged from 0.1 to 1.5 meters. Pre-numbered sample tags were stapled into the core boxes, core was cut lengthwise with half-core sampled and the remaining half returned to the boxes. Quarter-core duplicates were collected from the sampled half when required. Samples were bagged with inside and outside bar-coded tags, placed into supersacks, stored in a locked Quonset hut and delivered by our personnel to ALS with full chain-of-custody documentation. Density measurements were collected approximately every 10 meters using wax-coated immersion methods.
ALS prepared and analyzed samples using four-acid digestion (ME-ICP61) with over-limit analyses (OG46, OG62) and pressed-pellet XRF for tungsten values exceeding 1,300 ppm W (ME-XRF15c). ALS is

ISO/IEC 17025 and ISO 9001 accredited. American Assay Laboratories, also ISO/IEC 17025:2017 accredited, completed check analyses for some historical programs. Analytical methods for the 1970s drilling included atomic absorption and colorimetric tungsten determinations, although supporting documentation is limited.
Our 2024–2025 QA/QC program included certified reference materials, blanks and field, coarse and pulp duplicates. RESPEC reviewed CRM and duplicate performance using boxplots, relative percent difference analysis, regression analysis and scatterplots. CRM results showed minor negative bias for tungsten (-3% to -10%), good agreement for copper and zinc and higher variability for silver. Blank samples performed well aside from isolated failures attributed to sample carryover. Duplicate samples showed good reproducibility for tungsten, copper and zinc, with silver showing a modest negative bias.
Mineral Processing and Metallurgical Testing
Metallurgical test work and recovery methods for the Desert Scheelite deposit have been summarized by RESPEC based on a memorandum prepared by Samuel Engineering, Inc. (“Samuel”), an external consultant retained by our Company. RESPEC reviewed Samuel’s memorandum for relevance and consistency with the mineralization style observed at Desert Scheelite, summarized the information provided, but did not independently verify the underlying test procedures or results, and reviewed and accepted the material and considers it appropriate for reliance.
Analytical Procedures
To characterize mineralogy, evaluate process response and develop preliminary beneficiation flowsheets for material from the Desert Scheelite, Garnet and Gunmetal deposits, metallurgical test work has been conducted in multiple laboratory campaigns. Amdel Laboratories Ltd (“Amdel”) in Perth, Australia completed testing under the supervision of Coffey Mining (Pty) Ltd. (“Coffey Mining”), the Guangdong Institute of Resources Comprehensive Utilization in Guangzhou, China and the Guangzhou Research Institute of Non-ferrous Metals (“GZRINM”) in Guangzhou, China. Collectively, the programs included mineralogical characterization, gravity separation, magnetic separation and flotation testing. Amdel established a preliminary grind size for scheelite and carried out gravity separation and rougher flotation tests. The Guangdong Institute performed quantitative mineralogy, developed two flotation flowsheets (one with a sulfide pre-float and one without) and carried out magnetic separation, head assays, tailings settling and water-quality testing for process design inputs.
Mineralization
Amdel prepared composite samples for metallurgical testing from material identified as representative of the Desert Scheelite, Garnet and Gunmetal deposits and assembled the composites to reflect the principal mineralization styles, with scheelite confirmed as the dominant tungsten mineral accompanied by minor sulfides. While the test work indicates metallurgical behavior consistent with the observed mineral assemblages at Desert Scheelite, detailed documentation of composite selection, including spatial distribution, lithologic proportions and grade variability, was not available for RESPEC to review. As a result, RESPEC cannot fully confirm the representativeness of the metallurgical samples relative to the full range of mineralization and recommends that we conduct additional metallurgical sampling across distinct mineralized domains to verify response variability.
Laboratories
Amdel is part of Bureau Veritas Minerals, an internationally recognized analytical group operating under an ISO 9001 quality management system and accredited by the National Association of Testing Authorities to ISO/IEC 17025 for selected analytical and assay methods. Amdel acted as an independent commercial laboratory and reported directly to Coffey Mining.
Amdel confirmed scheelite as the sole tungsten-bearing mineral and conducted liberation studies that established a target grind size of 106 µm. Gravity separation using Wilfley tabling followed by Mozley cleaning achieved an upgrade ratio of approximately 27:1, recovering 72.5% of contained tungsten to 1.7% of the feed mass. Rougher flotation tests at grind sizes of P80 106 µm and P80 45 µm, including a conceptual circuit that recycled gravity middlings and tails, achieved recoveries of up to 90.7% WO₃, although concentrate grades were limited by calcium gangue carryover. The Guangdong Institute conducted rougher flotation at approximately 70% passing 75 µm, producing rougher concentrates grading 3.92% WO₃ at 76.1% recovery. Multi-stage heated cleaning yielded final scheelite concentrates grading between 66.9% and 68.2% WO₃ at recoveries of 71–74%, with impurity levels meeting commercial specifications. GZRINM reviewed and corroborated the gravity-plus-flotation process concept and recommended reagent optimization, cleaner-circuit configuration and potential recovery of additional tungsten from magnetic products by spirals or tabling.
Samuel concluded that the metallurgical test work completed to date provides a reasonable preliminary understanding of the mineralogy and process response of the Desert Scheelite deposit and recommended additional variability testing, reagent optimization and confirmatory work on domain-specific composites to validate recovery factors and establish process parameters for future resource and reserve estimation stages.
Mineral Resource Estimates
The Desert Scheelite mineral resource estimate was prepared by RESPEC in accordance with the SEC Modernized Property Disclosure Requirements for Mining Registrants under Subpart 1300 of Regulation S-K. The effective date of the estimate is December 15, 2025. RESPEC is independent of the Company and its subsidiaries.
Mineral resources are reported at a cut-off grade of 0.06% WO₃, which reflects assumptions for open-pit mining, conventional milling, metallurgical recoveries and operating costs typical for Nevada. The pit-shell optimization applied a mining cost of $2.75/t, processing cost of $15.64/t, general and administrative cost of $3.00/t, a WO₃ price of $65,500/t, an 80% WO₃ recovery and an 83% WO₃ payability, as well as recoveries of 60% Ag, 70% Cu and 60% Zn. Silver, copper and zinc were treated as by-product metals in the optimization.
Mineral resources have been classified as indicated and inferred in accordance with S-K 1300 definitions. Indicated resources are primarily informed by our modern angled drilling. Areas underlain by more widely spaced drilling or informed largely by historical drill holes have been classified as inferred. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Desert Scheelite Mineral Resources
	Cut-off		Average Grade				Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Cu	% Zn	t WO3	oz Ag	t Cu	t Zn
Indicated	0.06	8,694,000	0.206	12.43	0.085	0.315	17,900	3,475,000	7,400	27,400
Inferred	0.06	1,784,000	0.169	12.00	0.063	0.225	3,000	689,000	1,100	4,000

Notes:
(1)
The effective date of Desert Scheelite mineral resources is December 1, 2025.

(2)
The estimate of mineral resources was done by RESPEC in metric tonnes.

(3)
The point of reference is in situ mineralization prior to extraction by open pit mining methods.

(4)
The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.

(5)
The Desert Scheelite mineral resource cut-off grade of 0.06% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $65,500/t, an average recovery of 80% WO₃, a processing rate of 4,000 tonnes/day, $2.75/t mining cost for open pit, $15.64/t processing cost, $3.00/t processed for G&A and an 83% payability. Blocks outside the pit limit are considered not economic at this time.

(6)
The accessory metals Ag, Cu and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO3). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.

(7)
The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(8)
Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.

(9)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

The mineral resource estimate is supported by a three-dimensional block model that incorporates the geological interpretation, mineral domains, lithology and oxidation surfaces. Drill-hole assays were validated and composited before estimation and density values were assigned by lithologic unit based on specific-gravity measurements collected on site. Grades for tungsten, silver, copper and zinc were interpolated using industry-standard geostatistical methods. The block model provides the basis for reporting the indicated and inferred mineral resources within the optimized open-pit shell.
Mining Methods
No detailed mining methods have been developed for the Pilot Mountain project at this stage. For the purposes of establishing reasonable prospects for eventual economic extraction in the mineral resource estimate, RESPEC assumed a conventional open-pit mining method and evaluated preliminary pit shells using typical operating parameters for Nevada. Further engineering and mine planning work will be completed as the Project advances toward prefeasibility.
Processing and Recovery Methods
For the purposes of assessing reasonable prospects for eventual economic extraction in the mineral resource estimate, RESPEC assumed a conventional grinding and mineral flotation recovery method.

MANAGEMENT
Executive Officers and Board Members
The following table sets forth the name and position of each of our executive officers and board members as of the date of this prospectus:
Name	Age	Position
Executive Officers
Oliver Friesen	35	Chief Executive Officer and Director
Jacob Daniel Mather	49	Chief Financial Officer
Jason Thomas Starzecki	51	Executive Chairman and Director
Non-Executive Board Members
Benjamin James Hodges(1)	51	Non-Executive Director
Mark Burnett(1)(2)	38	Non-Executive Director
Michael X. Schlumpberger(1)(2)	62	Non-Executive Director

(1)
Audit Committee member.

(2)
Remuneration Committee member.

The current business address for our executive officers and board members is c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Oliver Friesen has served as our Chief Executive Officer since 2021. Prior to joining Guardian, Mr. Friesen was Chief Executive Officer of Gold Lion Resources, a Vancouver-based exploration company focused on gold exploration in Idaho. Additionally, Mr. Friesen was a director at Corcel Exploration Inc. Mr. Friesen holds a Bachelor of Science degree in geology from University of British Columbia and a Master of Science degree with a focus on sedimentology from Simon Fraser University. Mr. Friesen has spent over 10 years in the mining and oil and gas sectors working in various technical and corporate roles. Mr. Friesen has been actively involved in mineral exploration since 2010 primarily working within Canada, the United States, Australia and Africa.
Jacob Daniel Mather has served as our Chief Financial Officer since 2026. Prior to joining Guardian, Mr. Mather was the Chief Financial Officer at Golden Queen Mining Company in California where he supported a divestment process. Most recently, he was the Vice President Business Development at Ceibo Inc., a Chilean-based copper sulfide leaching company where he led activities in North America. Mr. Mather also worked 12 years at Rio Tinto Group in a variety of finance and strategy roles, directing corporate strategy efforts including internal investment processes and external contracts. Mr. Mather holds a Bachelor of Science degree in chemical engineering from Brigham Young University and a Master of Business Administration from the University of Utah. Mr. Mather is a mining financial professional with over 20 years’ experience in the industry.
Jason Thomas Starzecki has served as Chair of our board since 2024. Prior to joining Guardian, Mr. Starzecki was the Chief Marketing Officer for Anglo American Crop Nutrients from 2009 to 2020. Additionally, Mr. Starzecki was Chief Strategy Officer at 5E Advanced Materials from 2022 to 2024. Mr. Starzecki holds a Bachelor of Arts degree in accounting from St. John’s University. Mr. Starzecki has been a board advisor and member to various junior mining companies focused on precious metals like gold and silver, along with critical minerals including lithium, boron, potash, and magnesium and has over 20 years’ experience in the metals and mining industry.

Non-Executive Board Members
The following is a brief summary of the business experience of our non-executive board members.
Benjamin James Hodges has served as a member of our board since 2024 and served as Finance Director until March 2026. Mr. Hodges is currently Finance Director at First Development Resources Plc and also serves as Chief Financial Officer at Arcontech Group PLC. First Development Resources Plc is an early-stage minerals exploration company with a focus on Australia. Arcontech Group PLC is a software development and consultancy company. Mr. Hodges has served as Finance Director of First Development Resources Plc since 2022 and as Chief Financial Officer of Arcontech Group PLC since 2020. Previously, Mr. Hodges was a director and Chief Financial Officer at EnergyPathways PLC and also served as Chief Financial Officer of Thor Explorations Limited. Mr. Hodges holds a Bachelor of Business Accountancy and Marketing from Swinburne University of Technology. Mr. Hodges is a Fellow of CPA Australia with 27 years’ experience in both the accounting profession and in industry, including over 23 years’ experience in the extractive industries.
Mark Burnett has served as a member of our board since 2021. Mr. Burnett is currently Director of Mining Investments at RAB Capital, a leading mining specialist investor in London. Mr. Burnett holds a Bachelor of Arts in geography from the University of Exeter, holds a Master of Philosophy from University of Oxford and was an Officer in the British Armed Forces. Mr. Burnett has over 12 years’ investing and corporate finance experience in North America, South America, Australia and Africa. Mr. Burnett is currently Executive Director at Strategic Minerals Plc. Mr. Burnett is also a director at Strategic Minerals Plc, Cornwall Resources Limited, Ebony Iron Pty Ltd., Iron Glen Pty Ltd., Iron Glen Holdings Pty Ltd., Leigh Creek Copper Mine Pty Ltd. and Giyani Metals Corp and the chair of Delta Gold Technologies Plc. Mr. Burnett has been a board member to several Canadian and London listed companies.
Michael X. Schlumpberger has served as a member of our board since 2025. Mr. Schlumpberger is currently a non-executive director of Rapid Exploration Canada, a critical minerals exploration company focused on Australia and North America, the President of Schlumpberger Inc., a mining and management consultancy and a director of the Spur Ranch Road Association. Mr. Schlumpberger holds a Bachelor of Science in Mining Engineering from the Missouri University of Science and Technology and a Master of Business Administration from East Carolina University. Mr. Schlumpberger previously served as Managing Director and Chief Executive Officer of American Pacific Borates Ltd. and was a director of Fort Cady California Corporation. Earlier in his career, Mr. Schlumpberger spent nearly 20 years at PotashCorp (now Nutrien) in a range of senior operational roles. Mr. Schlumpberger has over 30 years of operational and executive experience in the mining and critical minerals industry.
Corporate Governance Practices and Foreign Private Issuer Status
As a public company incorporated in England and Wales and that has shares admitted to AIM, we are not required to comply with the U.K. Corporate Governance Code. We do, however, apply the U.K. Corporate Governance Code and comply with its principles and provisions so far as is practicable and appropriate given our size and status as an AIM-traded company.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by NYSE American applicable to U.S. domestic issuers. We voluntarily follow most NYSE American corporate governance rules. However, we follow U.K. corporate governance practices in lieu of the NYSE American corporate governance rules as follows:
•
We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Section 803A(1) of the NYSE American LLC Company Guide, which requires that a majority of the board be independent;

•
We follow home country practice that does not require us to hold regular executive sessions where only non-management directors are present, rather than Section 802(c) of the NYSE American LLC Company Guide, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;

•
We follow home country practice that permits our audit committee to consist of less than three members, rather than Section 803B(2) of the NYSE American LLC Company Guide, which requires a minimum of three members;

•
We follow home country practice that does not require a nominating committee of our board of directors, rather than Section 804 of the NYSE American LLC Company Guide, which requires that director nominees are selected, or recommended for selection by our board, either by (i) a nominating committee comprised solely of independent directors, or (ii) a majority of the independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted;

•
We follow home country practice that does not require us to disclose within four business days any determination to grant a waiver of the Code of Conduct to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure;

•
We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans (to the extent that such equity compensation plans do not specifically foresee the issuance of new shares by the Company, for example, a phantom share plan or option plan with cash settlement only), rather than Section 711 of the NYSE American LLC Company Guide, which requires that our shareholders’ approve the establishment or any material amendments to any equity compensation plan;

•
We follow home country practice and not the NYSE American corporate governance rules, relating to matters requiring shareholder approval. England and Wales law and our Articles of Association generally permit us, without shareholder approval, to take the following actions (i) commence and defend the Company against litigation, (ii) issue shares pursuant to existing employee share schemes, (iii) refuse to register transfers of shares where the transfer is not effected in writing in any usual or common form or in such other form as is satisfactory to the directors, (iv) exercise all powers to borrow, raise money, give indemnities or guarantees and provide security, (v) manage the award of pensions, annuities, gratuities and superannuation or other allowances or benefits to current and former directors and employees of the Company and (vi) manage the Company’s business and exercise all such powers and do all such acts and things as may be exercised or done by the Company, provided these acts and powers are not reserved to the shareholders; and

•
We follow home country practice, which generally permits an audit committee member to have been employed by the Company within the past three years, rather than Section 803B(2)(a)(i) of the NYSE American LLC Company Guide, which applies a more stringent independence standard, including by prohibiting audit committee service by a person who has been employed by the Company within the past three years.

Under English law, the directors are responsible for managing the Company and may take any decisions that are not expressly reserved to shareholders under the Companies Act 2006 or our Articles of Association. Under English law, matters requiring shareholder approval generally include: (i) amendments to the articles of association, (ii) approval of the annual accounts and reports, (iii) declaration of final dividends, (iv) appointment and removal of directors and auditors, (v) authorization of the allotment of shares and disapplication of statutory pre-emption rights, (vi) approval of certain significant transactions, including mergers, reductions of capital, changes of name, re-registrations and winding up, (vii) approval of specified transactions involving directors (such as substantial property transactions and certain loans or guarantees) and (viii) approval of schemes of arrangement or a voluntary winding up where applicable. Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on NYSE American.
We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE American corporate governance rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all of the corporate governance requirements of NYSE American. If we cease to be a “foreign private issuer” under the NYSE

American rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable NYSE American corporate governance rules.
Although we may rely on certain home country corporate governance practices, we are required to comply with the Notification of Noncompliance requirement in Section 810(b) of the NYSE American LLC Company Guide and the Clawback Policy requirement in Section 811 of the NYSE American LLC Company Guide. Further, we are required to have an audit committee that satisfies Section 803A of the NYSE American LLC Company Guide consisting of committee members that meet the independence requirements of Rule 10A-3(b)(1) under the Exchange Act.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit recovery and “short-selling” provisions under Sections 16(b) and 16(c), respectively, of the Exchange Act. From March 18, 2026, however, pursuant to the Holding Foreign Insiders Accountable Act (the “HFIAA”), directors and executive officers of foreign private issuers will be subject to the insider trading reporting requirements of Section 16(a) of the Exchange Act, subject to any exceptions that the SEC may grant pursuant to the exemptive authority of the SEC under the HFIAA where the SEC determines that the laws of a foreign jurisdiction apply “substantially similar requirements.” On March 6, 2026, the SEC provided exemptive relief for foreign private issuers from such Section 16(a) obligations in certain jurisdictions, including the United Kingdom, so long as directors and senior management report their transactions as set forth under a respective qualifying regulation (for the United Kingdom, Article 19 of the United Kingdom Market Abuse Regulation (Regulation (EU) No. 596/2014), as it forms part of United Kingdom domestic law pursuant to the European Union (Withdrawal) Act 2018). Our directors and senior management are also subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Composition of our Board of Directors
Our board of directors is composed of five members. As a foreign private issuer, under the listing requirements and rules of NYSE American, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Benjamin James Hodges, Mark Burnett and Michael X. Schlumpberger, three of our five directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. There are no family relationships among any of our directors or executive officers.
In accordance with our Articles of Association, the following directors will retire from office and be eligible for re-election:
•
any director who has been longest in office since their last appointment or reappointment and if those eligible for re-election were appointed or reappointed on the same day, the director who will retire shall (unless the directors otherwise agree among themselves) be determined by lot; and

•
any director who wishes to retire and offer himself for re-election (whether by reason of the U.K. Corporate Governance Code or for any other reason).

The number of directors to retire at each annual general meeting shall be one-third of their number provided that: (i) if their number is more than three, but not a multiple thereof, then the number to retire shall be the number nearest to, but not exceeding, one-third, (ii) if their number is two, one of the directors shall retire and (iii) if their number is one, that director shall retire.
We comply with the requirements of provision 18 of the U.K. Corporate Governance Code that all directors be subject to annual re-election.
Retiring directors are eligible for re-election. See “Description of Share Capital and Articles of Association — Articles of Association — Directors — Rotation of Directors.”

Committees of Our Board of Directors
Our board has two standing committees: an audit committee (“Audit Committee”) and a remuneration committee (“Remuneration Committee”). Each of these committees is governed by a charter that is consistent with applicable U.K. law and SEC and NYSE American corporate governance rules, and such charters are available on our website at www.guardianmetalresources.com. The information contained on, or that can be accessed through, our website does not form part of this prospectus.
Audit Committee
Our Audit Committee consists of Benjamin James Hodges, Mark Burnett and Michael X. Schlumpberger. Mr. Hodges serves as the chair of the Audit Committee. Our board has determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE American corporate governance rules. Our board has determined that Mr. Hodges, Mr. Burnett and Mr. Schlumpberger are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NYSE American corporate governance rules.
Our board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
The Audit Committee is responsible for, among other things:
•
recommending the appointment of the independent auditor to the board, who in turn will put the appointment of the independent auditor to the annual general meeting of shareholders;

•
the appointment, remuneration, retention and oversight of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•
evaluating the independent auditor’s qualifications, performance and independence and presenting its conclusions to the full board on at least an annual basis;

•
reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;

•
approving or ratifying any related party transactions in accordance with the AIM Rules for Companies and related guidance;

•
reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems, covering all material controls, including financial, operational and compliance controls and the procedures for the identification, assessment, management and reporting of risks; and

•
periodically reviewing with management and the independent auditor our Code of Conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the Code of Conduct and consider and discuss and, as appropriate, grant requested waivers from the Code of Conduct.

The Audit Committee meets at least three times per year and at such other times as the chair of the Audit Committee shall deem fit. Only members of the Audit Committee have the right to attend Audit Committee meetings, but other directors and external advisers may be invited to attend all or part of any meeting as and when appropriate.
Remuneration Committee
Our Remuneration Committee consists of Mark Burnett and Michael X. Schlumpberger. Mr. Burnett serves as chair of the Remuneration Committee. Our board has determined that each of Mr. Burnett and Mr. Schlumpberger is independent under the NYSE American corporate governance rules, including the additional independence requirements applicable to the members of a remuneration committee.

The Remuneration Committee is responsible for, among other things:
•
identifying, reviewing and proposing policies relevant to and setting of individual remuneration packages for the directors, officers and other key employees;

•
evaluating each executive leadership team member’s performance in light of such policies and reporting to the board;

•
analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive leadership team;

•
recommending any equity long-term incentive component of each executive leadership team member’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•
reviewing and assessing risks arising from our compensation policies and practices.

The Remuneration Committee meets at least twice each year and at such other times as required.
Compliance with the Quoted Companies Alliance Corporate Governance Code
All companies with securities admitted to trading on AIM are required to include on their website details of a recognized corporate governance code that the board of directors of the company has decided to apply, how the company complies with that code and where it departs from its chosen corporate governance code an explanation of the reasons for doing so. This information is required to be reviewed annually.
We have decided to apply the Corporate Governance Code published by the Quoted Companies Alliance, or the QCA Code. The QCA Code sets out a standard of minimum best practice for small and midsize quoted companies.
Code of Conduct
In addition, we adopted a Code of Business Conduct (the “Code of Conduct”) in connection with our IPO, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. The Code of Conduct applies to all of our executive officers, board members and employees.
Executive Officer Remuneration
The following table presents the individual compensation provided to our current executive officers during the fiscal year ended June 30, 2025:
	Salary	Bonus(1)	Total
	(in $)
Executive officers
Oliver Friesen	238,000	11,000	249,000
Jacob Daniel Mather(2)	—	—	—
Jason Thomas Starzecki	51,000	—	51,000

(1)
Amounts shown reflect bonuses awarded, both in cash and shares.

(2)
Mr. Mather did not receive any compensation during the fiscal year ended June 30, 2025.

Executive Officer Service Agreements
Oliver Friesen
In March 2022, we entered into a service agreement with Oliver Friesen (“OF Service Agreement”), which governs the terms of his service with us as Chief Executive Officer. Pursuant to the OF Service Agreement, Mr. Friesen was entitled to an annual base salary of £18,000 until our admission to AIM and upon successful admission, he was entitled to receive a bonus comprised of fully paid-up shares in our equivalent to the net market value of £25,000, as well as an option to purchase 2.5% of the issued share capital of us on admission. Following admission, Mr. Friesen became entitled to an annual base salary of £70,000, to be reviewed annually, and he is eligible for a bonus of such amount and at such intervals as the board, in its absolute discretion, may determine.
In January 2025, we entered into a side letter with Mr. Friesen (“OF Side Letter”) in relation to the OF Service Agreement. Among other things, the annual base salary of Mr. Friesen was increased to £210,000 as of January 1, 2025, and the board decided to award Mr. Friesen with back-pay in line with the new salary level, in lieu, back dated and pro-rated to October 1, 2024.
As of his appointment and for six years following termination, Mr. Friesen is entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favorable than those in place from time to time for other members of the board.
Any intellectual property subsisting, or that may subsist in the future, in him, whether wholly or partially made by Mr. Friesen, shall automatically vest in us absolutely. To the extent it does not automatically vest, Mr. Friesen shall hold it in trust for us.
Either party may terminate the OF Service Agreement, as amended by the OF Side Letter, by giving not less than six months’ prior written notice, and we may also terminate Mr. Friesen’s employment in our sole discretion at any time and with immediate effect, provided that within 28 days we pay an equivalent of six months’ base salary in lieu of notice.
If Mr. Friesen’s employment is terminated by either party within six months of a change of control of the Company, provided notice is made by reason of any reconstruction or amalgamation of the Company, its subsidiaries or holding companies from time to time and/or any subsidiary of any holding company from time to time, whether by winding up or otherwise, Mr. Friesen shall be entitled to 18 months’ salary in addition to his entitlement to six months’ base salary in lieu of notice and, if Mr. Friesen gives notice of termination within six months of a change of control of the Company, he shall not be required to serve his six month notice period. Notwithstanding the foregoing, if Mr. Friesen’s employment is terminated at any time by reason of any reconstruction or amalgamation of the Company, its subsidiaries or holding companies from time to time and/or any subsidiary of any holding company from time to time, and Mr. Friesen is offered employment with any concern or undertaking involved in or resulting from the reconstruction or amalgamation on terms which, considered in their entirety, are no less favorable to any material extent than under the OF Service Agreement as amended by the OF Side Letter, Mr. Friesen shall have no claim against us, or any such undertaking, arising out of or connected with the termination.
In the case of disqualification from acting as a director or resignation as a director without the prior written approval of the board, breach of any rules or regulations, ceasing to meet regulatory body requirements, gross misconduct, negligence and other breaches or criminal or civil offenses made by Mr. Friesen during the course of appointment, we may terminate the OF Service Agreement, as amended by the OF Side Letter, with immediate effect without notice and with no liability to make further payment to him.
The OF Service Agreement, as amended by the OF Side Letter, contains customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by Mr. Friesen.
Jacob Daniel Mather
In February 2026, we entered into a service agreement with Jacob Daniel Mather (the “JM Service Agreement”) which governs the terms of his service with us as Chief Financial Officer. Mr. Mather began serving as our Chief Financial Officer on March 26, 2026.
Pursuant to the JM Service Agreement, Mr. Mather is entitled to an annual base salary of $290,000 to be reviewed annually. He is also eligible for a bonus of such amount and at such intervals as the board, in its absolute discretion, may determine, as well as to participate in our incentive plans.

As of his appointment and for six years following termination, Mr. Mather is entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favorable than those in place from time to time for other members of the board.
Any intellectual property subsisting, or that may subsist in the future, in him, whether wholly or partially made by Mr. Mather, shall automatically vest in us absolutely. To the extent it does not automatically vest, Mr. Mather shall hold it in trust for us.
Either party may terminate the JM Service Agreement by giving not less than three months’ prior written notice. We may also terminate Mr. Mather’s employment in our sole discretion at any time and with immediate effect, provided that within 28 days we pay an equivalent of three months’ base salary in lieu of notice. In the case of disqualification from acting as a director or resignation as a director without the prior written approval of the board, breach of any rules or regulations, ceasing to meet regulatory body requirements, gross misconduct, negligence and other breaches or criminal or civil offenses made by Mr. Mather during the course of appointment, we may terminate the JM Service Agreement with immediate effect without notice and with no liability to make further payment to him.
The JM Service Agreement contains customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by Mr. Mather.
Jason Thomas Starzecki
In September 2023, Jason Thomas Starzecki was appointed as a non-executive director and non-executive chairman of the Company. Effective from June 1, 2025, we entered into an executive chair service agreement with Mr. Starzecki (the “JT Service Agreement”). Pursuant to the JT Service Agreement, Mr. Starzecki is entitled to an annual base salary of $200,000 to be reviewed annually. He is also eligible for a bonus of such amount and at such intervals as the board, in its absolute discretion, may determine, as well as to participate in our incentive plans.
As of his appointment and for six years following termination, Mr. Starzecki is entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favorable than those in place from time to time for other members of the board.
Any intellectual property subsisting, or that may subsist in the future, in him, whether wholly or partially made by Mr. Starzecki, shall automatically vest in us absolutely. To the extent it does not automatically vest, Mr. Starzecki shall hold it in trust for us.
Either party may terminate the JT Service Agreement by giving not less than six months’ prior written notice. We may also terminate Mr. Starzecki’s employment in our sole discretion at any time and with immediate effect, provided that within 28 days we pay an equivalent of six months’ base salary in lieu of notice. In the case of disqualification from acting as a director or resignation as a director without the prior written approval of the board, breach of any rules or regulations, ceasing to meet regulatory body requirements, gross misconduct, negligence and other breaches or criminal or civil offenses made by Mr. Starzecki during the course of appointment, we may terminate the service agreement with immediate effect without notice and with no liability to make further payment to him.
The JT Service Agreement contains customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by Mr. Starzecki.
Equity Compensation Arrangements
We have granted or may grant equity-based awards under short-term and long-term incentive plans. As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of NYSE American, and we are exempt from NYSE American regulations that require a listed U.S. company to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.
The following sections provide a summary of the terms of each of the short-term and long-term incentive plans that have been adopted by the Company.

Long Term Incentive Plan (the “LTIP”)
The Company recognizes the need to attract, incentivize and retain employees and therefore has adopted the LTIP. The purpose of the LTIP is to retain and incentivize executive directors and employees whose contributions are essential to the continued growth and success of the business of the Company, in order to strengthen their commitment to the Company and, in turn, further the growth, development and success of the Company. The LTIP provides for the grant of options over ordinary shares in the Company which may be subject to a combination of performance and time vesting. The LTIP also provides for the grant of other conditional share awards over shares in the Company, including nil-costs options and restricted stock units.
Eligibility
Employees and the executive directors of the Company, and any subsidiary from time to time, are eligible to participate in the LTIP at the discretion of the board.
Administration of the LTIP
The board has the authority to operate, manage and administer the LTIP, but the Remuneration Committee will generally do so in practice as a duly authorized committee of the board.
Grant of Options
Subject to the rules of the LTIP, the Company (acting through the board) may grant an award to any employee it chooses, provided that the Company may not grant awards (i) at any time when that grant would be prohibited by, or in breach of, Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by UK legislation from time to time, or any other law, regulation with the force of law or the AIM Rules for Companies, or (ii) after the tenth anniversary of the date on which the LTIP is adopted.
Awards will generally be subject to conditions relating to time and, possibly, performance. Once vested, options under the LTIP shall be exercisable for 10 years from the date of grant.
Each award entitles a participant to the right to acquire a specified number of shares upon vesting of the award or, in the case of awards comprising options, on exercise of such options.
On exercise of an option, payment of the aggregate exercise price shall be due from the participant for the shares subject to the option unless the board determines that an alternative means of payment will be acceptable.
Each award granted under the LTIP is evidenced by an award certificate in a form prescribed by the board. The award certificate will set out the individual terms and conditions which apply to each award.
Plan Limits
Awards may not be granted where the grant would result in the total number of dilutive shares exceeding 10% of the issued share capital of the Company.
For the purposes of this limit, no account will be taken of any shares where the right to the shares has lapsed or of any awards made prior to our IPO.
Termination of employment or engagement
Ordinarily, an award will lapse if the relevant participant ceases to be an employee or director of the Company or any subsidiary from time to time, unless the board exercises its discretion to allow otherwise.
Certain leavers may be permitted to retain all or a proportion of their vested options (or such greater proportion as the board may determine in its absolute discretion), subject to a potential requirement to exercise them within 90 days following cessation of employment or service, depending on the circumstances of their cessation.

Notwithstanding any other provision of the LTIP, if any participant dies whilst holding an award which has not been fully vested (or, in the case of options, exercised), his or her personal representative, heirs or legatees may, at any time within one year after the date of such death exercise an option with respect to the unexercised balance of the ordinary shares subject to the option.
Corporate events
If the board considers that a change of control is likely to occur, the board may decide that any option to the extent vested (or such greater proportion as the board may determine) may be exercised within a reasonable period to be specified by the board for that purpose and ending immediately prior to completion of that change of control. The board shall have discretion to determine that an option that is not exercised by the end of that period shall lapse.
If a change of control occurs, the participant may exercise the option to the extent vested (measured at the date of completion of the change of control) or such higher proportion as the board may, in its absolute discretion determine, within 30 days after the date on which the change of control completes. Ordinarily, to the extent not exercised, the option shall lapse at the end of the 30 day period.
Cash alternative
The board shall have absolute discretion to determine if and to what extent the exercise of options shall be settled in cash instead of ordinary shares. In which case, the participant will receive a cash amount equal to the market value of the relevant number of ordinary shares as at the date of exercise less the aggregate exercise price, if any. The board will arrange for any such payment to be made either by the Company or by another member via payroll or to a bank account nominated by the participant, subject always to all and any applicable tax withholding.
Net settlement
Instead of delivering the number of ordinary shares subject to an award, the Company may settle the award by procuring the transfer of sufficient ordinary shares to deliver the gain net, if any, in the following manner: (i) deduct the exercise price, if any, from the market value of ordinary share on the date of exercise, (ii) multiply the result by the number of ordinary shares specified in the relevant exercise notice; and (iii) deduct the aggregate tax liability.
Variation of share capital
If there is any variation of the share capital of the Company (whether that variation is a capitalization issue (other than a scrip dividend), rights issue, consolidation, subdivision or reduction of capital or otherwise) that affects (or may affect) the value of awards to participants, the board shall adjust the number and description of shares subject to each award or the exercise price of each option in a manner that the board, in its reasonable opinion, considers to be fair and appropriate. However (i) the total amount payable on the exercise of any option in full shall not be increased; and (ii) the exercise price for a share to be newly issued on the exercise of any option shall not be reduced below its nominal value (unless the Board resolves to capitalize, from reserves, an amount equal to the amount by which the total nominal value of the relevant shares exceeds the total adjusted exercise price, and to apply this amount to pay for the relevant shares in full).
Amendments
The board may amend the LTIP from time to time, except that (i) the board may not amend the LTIP without the consent of participants if the amendment (x) applies to awards granted before the amendment was made, and (y) materially adversely affects the interests of participants and (ii) while ordinary shares are traded on a recognized stock exchange, the board may not make any amendment to the advantage of participants if that amendment relates to (x) the limits specified in the rules of the LTIP, and (y) rights relating to the variation of share capital, without the prior approval of the Company in a general meeting (except for minor amendments to benefit the administration of the LTIP, to take account of a change in legislation, or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for the Company or any subsidiary from time to time).
Overseas sub-plans
The board may establish sub-plans to operate in overseas territories (overseas sub-plans), provided that (i) all overseas sub-plans are subject to the limitations set out in the rules of the LTIP, (ii) only employees who are resident in (or otherwise subject to the tax laws of) the relevant territory are entitled to participate in any overseas sub-plan and (iii) no employee has an entitlement to awards under any overseas sub-plan greater than the maximum entitlement of an employee under the LTIP.
Any overseas sub-plan must be governed by rules similar to the rules of the LTIP, but modified to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice.
Termination
The LTIP shall terminate upon the tenth anniversary of its adoption by the Company, unless terminated earlier by the board in its discretion. Termination of the LTIP shall be without prejudice to the subsisting rights of participants. Any award which has not previously lapsed, vested or been exercised will lapse automatically on the tenth anniversary of the date of the grant.
Pension Rights
None of the benefits which may be received under the LTIP shall be pensionable.
Enterprise Management Incentives Plan (the “EMI Plan”)
The Company has adopted an EMI Plan under which UK directors and employees of the Company and any subsidiary from time to time, may be granted options (“EMI Options”) to acquire ordinary shares. EMI Options granted are intended to receive favorable tax treatment in the UK for UK tax resident employees pursuant to the UK’s prevailing enterprise management incentives legislation set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003.
The EMI Plan has been created as a sub-plan to the LTIP and is therefore identical to the LTIP in all material respects save as follows:
Eligibility
Any full-time director or employee who devotes at least 25 hours per week or 75% of their total working time (if less) to the business of the Company and any subsidiary from time to time, is eligible to participate. Actual participation is at the discretion of the Remuneration Committee. EMI Options are personal to the participant and not capable of assignment. EMI Options shall be granted by deed with no consideration payable by the participant.
Material Interest
No person may participate in the EMI Plan if they have a “material interest” in the Company. Material interest means (broadly) ownership over 30% or more of the issued ordinary shares.
Individual Participation Limits
The aggregate market value (measured at the date of grant) of ordinary shares over which all outstanding EMI Options which are qualifying options for the purposes of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 may be held by any one participant under the EMI Plan may not exceed £250,000.
EMI Plan Limits
No EMI Options may be granted under the EMI Plan on any date, if as a result the aggregate market value (at the date of grant) of all ordinary shares over which outstanding EMI Options subsist under the EMI Plan would exceed £3 million (increased to £6 million with effect from April 6, 2026).

Income Tax and National Insurance Contributions
The EMI Plan contains provisions that will ensure that any income tax, employee’s and employer’s national insurance contributions that arise as a result of the exercise of any EMI Options will be payable by the participant.
Advisers’ Plan (the “Advisers’ Plan”)
The Company has adopted the Advisers’ Plan in order to accommodate the grant of rights over ordinary shares to its non-executive directors and other non-employees who are providing services to the Company.
The purpose of the Advisers’ Plan is to provide the Company with a framework for the grant of rights over ordinary shares to such non-employees in a manner which can replicate in material respects the terms of options granted under the LTIP, but without prejudicing the employee share scheme status of the LTIP in the U.K.
Short Term Incentive Plan (the “STIP”)
Purpose
The STIP aims to compensate selected participants for their contribution to the achievement of the Company’s strategic objectives and of specific individual, financial and operational goals that serve and ensure the long-term interests and sustainability of the Company and other members of the group.
Beneficiaries
Eligible employees of the Company and/or its subsidiaries, including executive and non-executive directors, may be beneficiaries.
Implementation
The STIP will be implemented on an annual basis. The participants for each year of implementation will be determined based on the terms and conditions of the plan and the decision of the board or a designated committee thereof, including the Remuneration Committee.
Payment of STIP
STIP awards are generally paid in cash, following determination of the attainment of specified individual and corporate performance conditions. The maximum amount payable under each award is 200% of the individual’s annual salary, although the board may in its absolute discretion determine a higher maximum at the date of grant.
Non-Employee Director Remuneration
The following table presents the individual compensation and benefits provided to our current non-employee directors during the fiscal year ended June 30, 2025:
Name	Fees Delivered in Cash	Fees Delivered in Shares	Total Fees
		(in $)
Non-executive board members
Benjamin James Hodges	22,000	—	22,000
Mark Burnett	31,000	—	31,000
Michael X. Schlumpberger(1)	—	—	—

(1)
Mr. Schlumpberger did not receive any compensation during the fiscal year ended June 30, 2025.

Non-Employee Director Letter Agreements
Each of Mark Burnett, Michael X. Schlumpberger and Benjamin James Hodges was appointed as a non-executive director under letters of appointment, the terms of which are similar except for their respective remuneration, which is outlined below. These letters set out their duties and responsibilities, and they do not receive benefits upon termination or resignation from their positions as directors.
Either party may terminate the appointment by giving not less than three months’ prior written notice. In the case of disqualification, breach of any rules or regulations, bankruptcy, failure to observe the terms of the letter and other breaches or criminal or civil offenses made by either non-executive director during the course of their appointment, we may terminate the appointment with immediate effect.
In March 2022, we appointed Mark Burnett as an independent non-executive director pursuant to which he was entitled to be paid an annual fee of £12,000 until our successful admission to AIM and was eligible for a bonus comprised of fully paid-up shares in us equivalent to the net market value of £12,500 on admission. Following admission, Mr. Burnett became entitled to a salary of £24,000 per annum.
In November 2025, we appointed Michael X. Schlumpberger as a non-executive director, pursuant to which he is entitled to be paid an annual fee of $80,000. As of his appointment, Mr. Schlumpberger became entitled to the grant of 400,000 options in us over an 18-month period, 300,000 of which were granted in December 2025. Mr. Schlumpberger will also be eligible to participate in our incentive plans as of November 1, 2026.
In March 2026, we appointed Benjamin James Hodges as an independent non-executive director pursuant to which he is entitled to be paid an annual fee of £60,000, effective April 1, 2026. Mr. Hodges is eligible to participate in our incentive plans as of March 23, 2027.
Pension, Retirement or Similar Benefits
Pursuant to the JT Service Agreement, Jason Thomas Starzecki is entitled to be reimbursed for the cost of any private health insurance he procures, up to the amount of $1,000 per month. Mr. Starzecki is also entitled to an employer pension, provided he is eligible, in accordance with Part 1 of the UK Pensions Act 2008.
Insurance and Indemnification
To the extent permitted by the Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. On February 25, 2026, we entered into deeds of indemnity with certain of our directors and executive officers (together the “Deeds of Indemnity”). The Deeds of Indemnity provide for indemnities covering all liabilities arising out of or in connection with any proceeding brought or threatened against a director by a third party in any jurisdiction for negligence, default, breach of duty, breach of trust or otherwise, or relating to any application for relief made by a director to the court, in connection with the director’s acts or omissions while in the course of acting or purporting to act as our director or of any of our subsidiaries or which otherwise arises by virtue of the director holding or having held such a position (the “Indemnities”). The Indemnities qualify as third party indemnity provisions as defined by section 234 of the Companies Act 2006.
In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 23, 2026 by:
•
each person, or group of affiliated persons, known by us to beneficially own 3% or more of our outstanding ordinary shares;

•
each of our board members and executive officers individually; and

•
all of our board members and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 23, 2026 through the exercise of any option. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of shares beneficially owned is computed on the basis of 194,307,981 of our ordinary shares as of April 23, 2026. Ordinary shares that a person has the right to acquire within 60 days of April 23, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and management and supervisory board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included in “Related Party Transactions.” The principal shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
Name of Beneficial Owner	Number of ordinary shares beneficially owned prior to the date of this prospectus	Percentage of ordinary shares beneficially owned prior to the date of this prospectus (%)
3% or greater shareholders
UCAM Limited(1)	47,411,352	24.40
Juggernaut Fund, L.P.(2)	24,699,825	12.71
Purebond Ltd(3)	9,750,000	5.02
Chang Turkmani	6,688,234	3.44
Executive officers and board members
Oliver Friesen(4)	4,310,516	2.22
Jacob Daniel Mather	—	*
Jason Thomas Starzecki(5)	1,145,156	*
Benjamin James Hodges(6)	555,158	*
Mark Burnett(7)	1,298,892	*
Michael X. Schlumpberger(8)	300,000	*
All executive officers and board members as a group (six persons)	7,609,722	3.92

*
Indicates ownership of less than 1%.

(1)
The reported shares are held by UCAM. The address of UCAM is Level 5 20 Fenchurch Street, London, England, EC3M 3BY.

(2)
The reported shares are owned by Juggernaut Fund, L.P. (“Juggernaut Fund”). Duquesne Family Office LLC (“Duquesne”) is the general partner and manager of Juggernaut Fund and shares voting and investment power over the shares held by Juggernaut Fund with Stanley F. Druckenmiller and Juggernaut Fund. Mr. Druckenmiller is the beneficial owner of Duquesne. The address of Juggernaut Fund is 40 West 57th Street, 25th Floor, New York, New York 10019.

(3)
Bhupendra Kansagra and Ramesh Kansagra are directors of Purebond Ltd (“Purebond”) and, in such capacity, have voting, investment and dispositive power over the ordinary shares held by Purebond. In addition, Bhupendra Kansagra beneficially owns 25,500 ordinary shares of the Company in his individual capacity, Ramesh Kansagra beneficially owns 63,000 ordinary shares of the Company in his individual capacity, Kala Kansagra beneficially owns 114,500 ordinary shares in her individual capacity and Jayshree Kansagra beneficially owns 57,000 ordinary shares in her individual capacity. Each of Bhupendra Kansagra and Ramesh Kansagra are also trustees of Solai Pension Scheme, which holds an additional 850,000 ordinary shares of the Company. The address of Purebond is Portland House 69-71 Wembley Hill Road, Wembley, Middlesex, England, HA9 8BU.

(4)
Consists of 1,080,657 ordinary shares held by Mr. Friesen as of April 23, 2026 and 3,229,859 additional ordinary shares he has the right to acquire pursuant to share options that are exercisable within 60 days of April 23, 2026.

(5)
Consists of 145,156 ordinary shares held by Mr. Starzecki as of April 23, 2026 and 1,000,000 ordinary shares he has the right to acquire pursuant to share options that are exercisable within 60 days of April 23, 2026.

(6)
Consists of 155,158 ordinary shares held by Mr. Hodges as of April 23, 2026 and 400,000 additional ordinary shares he has the right to acquire pursuant to share options that are exercisable within 60 days of April 23, 2026.

(7)
Consists of 398,892 ordinary shares held by Mr. Burnett as of April 23, 2026 and 900,000 ordinary shares he has the right to acquire pursuant to share options that are exercisable within 60 days of April 23, 2026.

(8)
Reflects 300,000 ordinary shares Mr. Schlumpberger has the right to acquire pursuant to share options that are exercisable within 60 days of April 23, 2026.

RELATED PARTY TRANSACTIONS
The following is a description of our related party transactions since July 1, 2022.
Agreements with Board Members and Executive Officers
For a description of our other agreements with our board members and executive officers, please see “Management — Executive Officer Service Agreements” and “Management — Non-Employee Director Letter Agreements.”
Indemnification Agreements
We have indemnification provisions in the letters of appointment with our non-executive directors and the Deeds of Indemnity. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See “Management — Insurance and Indemnification” for a description of these indemnification agreements.
Related Party Transactions and AIM Rule 13 Compliance
We do not have a stand-alone written related party transaction policy. As an AIM-traded company, we follow the requirements of Rule 13 of the AIM Rules for Companies in connection with related party transactions. Any transaction, agreement or arrangement with a related party is reviewed by the independent directors, who are required to consider the terms of the transaction and confirm that they are fair and reasonable insofar as our shareholders are concerned. We are also required to consult with our nominated adviser, who must confirm to us that the independent directors’ view is reasonable. Where required under Rule 13, we also announce the related party transaction without delay, including all prescribed details.
Transactions with UCAM
On February 20, 2025, UCAM purchased 29,758,334 ordinary shares and 986,352 warrants to purchase ordinary shares from Power Metal Resources PLC for total consideration of £9,225,084.
On May 19, 2025, UCAM exercised warrants for 986,352 ordinary shares from the Company at £0.17 per share, raising approximately £167,680.
On July 23, 2025, UCAM subscribed for 16,666,666 ordinary shares at £0.60 per share (as part of the Company’s private placement of 25,945,000 ordinary shares raising approximately £15.6 million ($21.0 million)).

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our Articles of Association and the Registration Rights Agreement. The following description may not contain all of the information that is important to you, and we therefore refer you to our Articles of Association and Registration Rights Agreement, copies of which have been filed with the SEC as exhibits to our registration statement on Form F-1 (File No. 333-293793), as amended, incorporated by reference into this prospectus.
General
We were incorporated as a private limited company with the legal name Golden Metal Resources Limited under the laws of England and Wales on April 22, 2021, with the company number 13351178. On March 8, 2022, we re-registered as a public limited company, and on July 4, 2024, we changed our company name to Guardian Metal Resources PLC. Our principal office is located at c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom, and our telephone number is +(44) 20 7078 8496. The principal legislation under which we operate and our shares are issued is the Companies Act 2006.
As of December 31, 2025, our issued share capital was £1,684,989.67 (168,498,967) ordinary shares in issue) and as of April 23, 2026, being the latest date practicable prior to the publication of this prospectus, our share capital was £1,943,079.81 (194,307,981 ordinary shares in issue). The nominal value of our ordinary shares is £0.01 per share. Each issued ordinary share is fully paid.
There is no limit to the number of ordinary shares that we are authorized to issue, as the concept of authorized capital is no longer applicable under the provisions of the Companies Act.
We are not permitted under English law to hold our own ordinary shares unless they are repurchased by us and held in treasury. We do not currently hold any of our own ordinary shares. We do not have any shares that do not represent capital.
Ordinary Shares
In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:
•
each holder of our ordinary shares is entitled to one vote and upon a poll each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally; and

•
holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Registered Shares
We are required by the Companies Act 2006 to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Share Registrars Limited.
Holders of our ADSs are not treated as one of our shareholders and their names are therefore not entered in our share register. The depositary, the custodian or their nominees are the holder of the shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs as discussed in “Description of American Depositary Shares” in this prospectus.
Under the Companies Act 2006, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the share register to reflect the ordinary shares to be sold hereunder from time to time, including updating the share register with the number of ordinary shares to be issued from time to time to the depositary. We also are required by the Companies Act 2006 to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.
We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:
•
the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•
there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights
English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders by special resolution, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by the company’s shareholders upon its expiration (i.e., at least every five years).
On December 17, 2025, our shareholders approved the exclusion of preemptive rights, with such authority expiring on the earlier of 15 months after the date of approval of that exclusion or the conclusion of our annual general meeting. Such exclusion will need to be renewed upon expiration (i.e., on the earlier of the date that is 15 months after December 17, 2025, or the conclusion of our next annual general meeting) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
Right of First Refusal
On December 16, 2025, we signed a right of first refusal agreement (“Right of First Refusal Agreement”) with each of our two largest shareholders, UCAM and Duquesne.
Notwithstanding the exclusion of preemptive rights at our annual general meeting on December 17, 2025, under the Right of First Refusal Agreements, UCAM and Duquesne were each granted the right to maintain their respective pro rata shareholding in the Company by way of a pro rata right of first refusal (“Right of First Refusal”) in respect of any new issuance of ordinary shares by us, whether in connection with any new issue of ordinary shares or ADSs or other fundraising (a “Right of First Refusal Event”), with the exception of issuances of ordinary shares we may issue (i) under our short-term and long-term incentive plans or (ii) as consideration in connection with any acquisition by the Company. In connection with a Right of First Refusal Event, UCAM and Duquesne may exercise their Right of First Refusal in the form of a direct subscription for our ordinary shares as part of an offering to be conducted concurrently with, or as a part of, the Right of First Refusal Event, at the same price per ordinary share as the effective price per ordinary share offered to other potential participants in the Right of First Refusal Event.
Under the terms of the Right of First Refusal Agreements, we have agreed to indemnify UCAM and Duquesne from and against any and all losses, liabilities, damages, costs, claims, demands, actions, proceedings, fines, penalties and expenses suffered or incurred by UCAM or Duquesne, as applicable, arising out of or in connection with (i) any claim, challenge, action or proceeding brought by any of our shareholders (or any group of our shareholders), or by any other person, in connection with the grant, existence or exercise of a Right of First Refusal or (ii) any regulatory inquiry, investigation or enforcement action relating to the grant or disclosure of a Right of First Refusal.
Each Right of First Refusal Agreement will terminate with immediate effect upon the earlier of a binding written agreement being entered into between us and UCAM or Duquesne, as applicable, and the conclusion of our next annual general meeting. UCAM and Duquesne may exercise their Right of First Refusal in part or in full.
Pursuant to their respective rights of first refusal under the Right of First Refusal Agreements, UCAM and Duquesne declined to exercise such rights in connection with our IPO.
Options and Warrants
As of April 23, 2026, there are outstanding options granted to Oliver Friesen under an option deed to purchase 2,104,859 ordinary shares at an exercise price of £0.1075 per share. The options granted to Mr. Friesen will lapse three years following the date of grant. The vesting period for these options is two years after grant.
Further, as of April 23, 2026, there are (i) 500,000 outstanding share options granted to Mr. Friesen, (ii) 500,000 outstanding share options granted to Jason Thomas Starzecki and (iii) 500,000 outstanding share options granted to Mark Burnett, with an exercise price of £0.14 per share.
Further, as of April 23, 2026, there are (i) 625,000 outstanding share options granted to Mr. Friesen, (ii) 500,000 outstanding share options granted to Mr. Starzecki, (iii) 400,000 share options granted to Mr. Burnett, (iv) 400,000 share options granted to Benjamin James Hodges and (v) 300,000 share options granted to Michael X. Schlumpberger, with an exercise price of £1.31 per share.
Further, as of April 23, 2026, there are additional share options granted to employees and consultants of the Company for (i) 800,000 ordinary shares at an exercise price of £0.14 per ordinary share, (ii) 1,300,000 ordinary shares at an exercise price of £0.40 per ordinary share and (iii) 1,625,000 ordinary shares at an exercise price of £1.31 per share. These options will lapse with immediate effect upon the option holder ceasing to be an employee or consultant of the Company or any member of the Company’s group, unless the board permits exercise in its absolute discretion. The vesting periods for these options range from immediate vesting to one year after grant.
In addition, as of April 23, 2026, there are outstanding warrants to purchase 4,089,027 ordinary shares at an exercise price of £0.40 per share, with expiration dates between August 14, 2026 and January 25, 2027.
Capital Reorganization
On December 14, 2021, we effected a one-for-one-hundred share sub-division in which we sub-divided every one existing ordinary shares of nominal value £1.00 each in our issued share capital into 100 ordinary shares of nominal value £0.01 each.
History of Share Capital
Over the past three years, we have issued ordinary shares in connection with our admission to trading on AIM, the conversion of related-party loans, compensation- and service-related issuances (including director bonuses, consulting and supplier fees), as part of property acquisitions and several strategic equity raises. In addition, we issued shares pursuant to the exercise of outstanding warrants during this period. In aggregate, approximately 82,681,065 ordinary shares were issued during the three-year period.
Articles of Association
Shares and Rights Attaching to Them
Objects
The objects of our Company are unrestricted in accordance with section 31(1) of the Companies Act 2006.
Share Rights
Without prejudice to any special rights conferred on shareholders or holders of a class of shares, the Company may, by ordinary resolution, determine that any shares are allotted with special rights, privileges or restrictions.

Voting Rights
Subject to the provisions of the Companies Act 2006 and any restrictions imposed in our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a resolution, on a show of hands:
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every shareholder present in person shall have one vote;

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each proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution has one vote unless the proxy has been appointed by more than one shareholder entitled to vote on the resolution in which case: (i) where the proxy has been instructed by one or more of such members to vote for the resolution and by one or more of such members to vote against the resolution the proxy has one vote for and one vote against the resolution; or (ii) where the proxy has been instructed by one or more of such members as to how he or she should vote on the resolution and all those instructions are to vote the same way and one or more other members have given the proxy discretion as to how to vote, he or she may cast one vote “for” or one vote “against” in accordance with those instructions and may cast a second discretionary vote the other way; and

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each person authorized by a corporation to exercise voting powers on behalf of the corporation is entitled to exercise the same voting powers as the corporation would be entitled to unless a corporation authorizes more than one person, in which case: (i) if more than one person authorized by the same corporation purport to exercise the power to vote on a show of hands in respect of the same shares in the Company and exercise the power in the same way as each other, the power is treated as exercised in that way; or (ii) if more than one person authorized by the same corporation purports to exercise the power to vote on a show of hands in respect of the same shares in the Company and they do not exercise the power in the same way as each other, the power is treated as not exercised.

Subject to the provisions of the Companies Act 2006 and any restrictions imposed by our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a vote on a resolution on a poll, every shareholder present shall have one vote for every ordinary share in our share capital held by him or his or her or her appointee, or and if entitled to more than one vote need not, if he or she votes, use all his votes or cast all his votes in the same way.
At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of show of hands) demanded by the chairman of the meeting or by those shareholders entitled under the provisions of the Companies Act 2006 to demand a poll. Subject to the provisions of the Companies Act 2006, as described in “— Differences in Corporate Law — Voting Rights” below, a poll may be demanded by:
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a chair of the meeting;

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at least two shareholders present in person or by proxy and entitled to vote;

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any shareholder(s) present in person or by proxy and representing in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting (excluding the shares held in treasury); or

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any shareholder(s) present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than 10% of the total sums paid up on all shares conferring that right (excluding the shares held in treasury).

Restrictions on Voting
Subject to the provisions of the Companies Act 2006, no shareholder shall, unless the directors otherwise determine, be entitled (save as a proxy for another member) to be present or vote on any question at any general meeting of the Company or upon any poll, either personally or by proxy, or to be reckoned in any quorum or to exercise any other right or privilege in relation to general meetings of the Company in respect of the shares he or she holds if any calls or other moneys due and payable by him or her to the Company in respect of the shares remain unpaid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares, provided that at least 14 days’ notice be given of each call, and each shareholder shall be liable to pay at the time and place so specified the amount called on his or her shares.
Where shares conferring a right to vote are held jointly by two or more persons, any one of such persons may vote at any meeting either personally or by proxy, as if he or she were solely entitled thereto and if more than one of such joint holders are present at any meeting, either personally or by proxy, the shareholder whose name appears first on the register of members as one of the holders of such shares and no other, shall be entitled to cast the vote.
Dividends
We may, by ordinary resolution of shareholders, declare dividends. No dividend will be payable except out of profits of the Company available for distribution in accordance with the provisions of the Companies Act 2006, or in excess of the amount recommended by the directors. If, in the opinion of the directors, the profit of the Company justifies such payments, the directors may: (i) pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for payment; and (ii) pay interim dividends of such amounts and on such dates as they think fit.
Subject to the provisions of the Companies Act 2006 and except as otherwise provided by our Articles of Association or by the rights or privileges attached to any shares carrying a preferential or special rights to dividends, Company profits will be used to pay dividends on shares and all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part of the period in respect of which the dividend is paid.
No dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed or retained in accordance with our Articles of Association after a period of 12 years from the date such dividend became due for payment will be forfeited and revert to us.
With the sanction of an ordinary resolution of the Company, all or any part of the dividend can be paid by the distribution of specific assets and the directors must give effect to such ordinary resolution. With the sanction of an ordinary resolution of the Company, the directors may offer any holders of ordinary shares the right to elect to receive in lieu of a dividend an allotment of ordinary shares credited as fully paid up, instead of or part of a cash dividend, subject to such exclusions or arrangements as the board may deem necessary or expedient.
The directors may deduct from any dividend or other moneys payable to any shareholder on or in respect of a share any money payable by him or her to the Company on account of calls or otherwise in relation to shares in the Company.
Change of Control
There is no specific provision in our Articles of Association that would have the effect of delaying, deferring or preventing a change of control.
Distributions on Winding-Up
If the Company is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders whose names are entered on the register of members of the Company at the date of winding-up, in specie or kind the whole or any part of the assets of the Company. Whether or not the assets consist of property of one kind or of different kinds the liquidator can set such value as he or she deems fair upon any one or more class or classes of property and can determine how such division is carried out as between such members or different classes of members. If any such division shall be other than in accordance with the existing rights of such members, every member shall have the same right of dissent and other ancillary rights as if the resolution were a special resolution passed in accordance with section 110 of the Insolvency Act 1986.
Variation of Rights
Subject to the provisions of the Companies Act 2006, whenever the share capital is divided into different classes of shares, all or any of the rights and privileges attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied, or abrogated either in the manner provided by such rights or (in the absence of such provision) either with the written consent of the shareholders of at least three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares. The Companies Act 2006 provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of not less than 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.
Alteration to Share Capital
We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares, or sub-divide our shares or any of them into shares of a smaller nominal value. We may, by special resolution of shareholders, in a manner authorized by law, reduce our share capital or any capital redemption reserve fund or any share premium account in any manner authorized by the Companies Act 2006. We may redeem or purchase all or any of our shares as described in “— Other U.K. Law Considerations — Purchase of Own Shares.”
Preemption Rights
In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares as described in “— Preemptive Rights” and “— Differences in Corporate Law — Preemptive Rights” in this section.
Transfer of Shares
Any certificated shareholder may transfer all or any of his or her shares by an instrument of transfer in writing in any usual or common form or in any other manner approved by the board. Any written instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.
All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.
The board may decline to register any transfer of any share held in certificated form:
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if the share is partly paid;

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if the Company has a lien on a partly paid share unless to do so would prevent dealings in partly paid shares from taking place on an open and proper basis;

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if a notice has been duly served in respect of a share pursuant to section 793 of the Companies Act 2006 and: (i) the share or shares that were the subject of that notice represented in aggregate at least 0.25 percent of that class of shares (calculated exclusive of any treasury shares of that class); and (ii) the person or persons on whom the notice was served failed to comply with the requirements of the notice within the period for compliance specified in the notice (being not less than 14 days from the date of service of the notice) and remains in default in complying with the notice, unless the transfer in question is to a bona fide unconnected third party such as a sale through a recognized investment exchange or an overseas exchange or as a result of an acceptance of a takeover offer;

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if the transfer is of a share or shares (whether fully paid or not) in favor of more than four joint holders as transferee; or

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if the transfer is to an entity which is not a natural or legal person, to a minor, to a person in respect of whom a receiving order or adjudication order in bankruptcy has been made which remains undischarged or to a person who is then suffering from mental disorder.

If the board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which a transfer form is lodged, send to the transferee notice of the refusal, together with reasons for the refusal.

CREST
To be traded on AIM, securities must be able to be transferred and settled through the CREST system. CREST is a computerized paperless share transfer and settlement system that allows securities to be transferred by electronic means, without the need for a written instrument of transfer. Our Articles of Association are consistent with CREST membership and, among other things, allow for the holding and transfer of shares in uncertificated form.
Shareholder Meetings
Annual General Meetings
In accordance with the Companies Act 2006, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the Companies Act 2006, as described in “— Differences in Corporate Law — Annual General Meeting” and “— Differences in Corporate Law — Notice of General Meetings” below.
Notice of General Meetings
The arrangements for the calling of general meetings are described in “— Differences in Corporate Law — Notice of General Meetings” below.
Quorum of General Meetings
No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes. If within 10 minutes from the time appointed for the holding of a general meeting (or such longer time as the chairman of the meeting may decide) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall be adjourned to such time (being not less than 14 days nor more than 28 days from then) and place as decided by the chairman. If at an adjourned meeting a quorum is not present within 10 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy or (in the case of a corporation) by a representative and entitled to vote upon the business to be transacted shall be a quorum and shall have power to decide upon all matters that could properly have been disposed of at the meeting from which the adjournment took place.
Class Meetings
The provisions in our Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:
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the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury);

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at the class meeting, a holder of shares of the class present in person or by proxy may demand a poll and shall on a poll be entitled to one vote for every share of the class held by him or her; and

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if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors
Number of Directors
We may not have less than two directors on the board of directors and there is no maximum number of directors.
Appointment of Directors
A single resolution for the appointment of two or more persons as directors is void unless a resolution that it shall be moved has first been agreed to by the meeting without any vote being given against it.

At any general meeting, no person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director unless not less than 7 nor more than 28 days before the date of the meeting: (i) a notice in writing, authenticated by a member (other than the person to be proposed) who is qualified to attend and vote at that meeting, containing his intention to propose the person for election; and (ii) a notice in writing authenticated by the person proposed as a director of his willingness to be elected; have both been left at the registered office or sent to the Company secretary.
Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board but so that the total number of directors does not exceed the maximum number fixed by or in accordance with our Articles of Association.
Any director appointed by the board shall retire from office at the next annual general meeting. Such a director is eligible for election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.
Rotation of Directors
At each annual general meeting, the following directors will retire from office and be eligible for re-election:
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any director who has been longest in office since their last appointment or reappointment and between directors who were appointed or reappointed on the same day, those to retire shall (unless the directors otherwise agree among themselves) be determined by lot; and

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any director who wishes to retire and offer himself for re-election (whether by reason of the U.K. Corporate Governance Code or for any other reason).

The number of directors to retire at each annual general meeting shall be one-third of their number provided that: (i) if their number is more than three, but not a multiple thereof, then the number to retire shall be the number nearest to, but not exceeding, one-third, (ii) if their number is two, one of the directors shall retire and (iii) if their number is one, that director shall retire.
A director who retires at the annual general meeting shall be eligible for re-election.
The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost or unless the default is due to the moving of a resolution in contravention of Article 114 of our Articles of Association or unless such director has attained any applicable retiring age.
Directors’ Interests
A director may hold any other office or employment with the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms as the directors may determine. A director or intending director may enter into any contract, arrangement, transaction or proposal with the Company relating to the tenure of any other office or employment. Any such contract, arrangement, transaction or proposal entered into or authorized by the directors cannot be avoided and the director is not liable to account to the Company for any benefit realized from any such contract, arrangement, transaction or proposal by reason of either holding office as a director or because of the fiduciary relationship established by the office if the director has declared his interest in accordance with the Companies Act 2006. In accordance with the Companies Act 2006, a director who is in any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest.
In the case of interests arising where a director is in any way, directly or indirectly, interested in (i) a proposed transaction or arrangement with us or (ii) a transaction or arrangement that has been entered into by us and save as otherwise provided by our Articles of Association, such director shall not vote at a meeting of the board or of a committee of the board on any resolution concerning such matter in which he has any interest that conflicts or may conflict with the interests of the Company as defined in Article 107 of our Articles of Association (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, us) unless his interest or duty arises only because the resolution relates to one or more of the following paragraphs:
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the giving of any guarantee, security or indemnity to him in respect of money lent by or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings insofar as the Companies Act 2006 permits;

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the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

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any proposal concerning an offer of shares or debentures or other securities (including options and warrants) of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting thereof;

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any contract, arrangement, transaction or other proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in 1% or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of Article 108.4 of our Articles of Association to be a material interest in all circumstances);

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any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of the Inland Revenue for taxation purposes or which does not accord to any director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

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any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full-time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the director benefits in a similar manner to employees and which does not accord to any director as such, any privilege or advantage not generally accorded to the employees to whom such scheme relates; or

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any proposal concerning any insurance which the Company proposes to purchase and/or maintain for or for the benefit of any director or for the benefit of persons who include directors.

Save as provided above, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest which (together with any interest of any person connected with him or her) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise through the Company or in respect of which he has any duty which conflicts with his duty to the Company.
A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.
If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the Chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed.
Directors’ Fees and Remuneration
Each director may be paid his reasonable traveling, hotel and other expenses properly incurred in and about the business of the Company, including expenses of attending and returning from meetings of the board or committees of the board or general meetings. Any director who performs special or extra services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration as the board or a committee appointed by the board may determine.
An executive director shall receive such remuneration as the board or a committee appointed by the board may determine and may (without limitation) be by way of fixed salary, lump sum, commission on dividends or profits of the Company (or of any other company in which the Company is interested) or other participation in any such profits by any combination of them.
A non-executive director may be paid a fee at such rate as may from time to time be determined by the board.
Borrowing Powers
The board may exercise all the powers to borrow money and to mortgage or charge our undertaking, property and assets and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.
Indemnity
Subject to the provisions of and so far as may be permitted under the law of England and Wales, every director, alternate director, secretary or other officer (other than any person (whether an officer or not) engaged by the Company as auditor) shall be entitled to be indemnified by the Company (and the Company shall also be able to indemnify directors of any associated company (as defined in section 256 of the Companies Act 2006)) out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the actual or purported execution or discharge of the duties of his office or the exercise or purported exercise of his powers or otherwise in relation thereto, provided that no director of the Company or an associated company is indemnified by the Company against: (a) any liability incurred by the director to the Company or an associated company; (b) any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature; or (c) any liability incurred by the director (i) in defending any criminal proceedings in which that director is convicted, (ii) in defending any civil proceedings brought by the registrant or an associated company where final judgment is against the director, (iii) or in connection with any applications under sections 661(3), 661(4) or 1157 of the Companies Act 2006 for which the court refuses to grant him relief.
Subject to the provisions of and so far as may be permitted by under the laws of England and Wales, and without prejudice to Article 179.1 of our Articles of Association, the board of directors shall have the power to purchase and maintain insurance at the expense of the Company for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, any holding company of the Company, or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body (a “Relevant Company”), or who were or were at any time trustees of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to a Relevant Company arising out of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme.
Other U.K. Law Considerations
Notification of Voting Rights
A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the DTRs to notify us of the percentage of his or her voting rights if the percentage of voting rights that he or she holds as a shareholder or through his or her direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments or as a result of events that change the total number or breakdown of our voting rights.
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.
Sell Out
The Companies Act 2006 also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or has agreed to acquire not less than 90% in value of the voting shares and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.
Disclosure of Interest in Shares
Pursuant to Part 22 of the Companies Act 2006, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his or her knowledge) particulars of any other interest that subsists or subsisted in those shares.
Under our Articles of Association, the directors may in their absolute discretion refuse to register or authorize the registration of the transfer of a share held in certificated form if a notice has been served in respect of a share pursuant to section 793 of the Companies Act concerning the disclosure of interests in voting shares and (i) the share or shares which were the subject of that notice represented in aggregate at least 0.25 percent of that class of shares (calculated exclusive of any treasury shares of that class); and (ii) the person or persons on whom the notice was served failed to comply with the requirements of the notice within the period for compliance specified in the notice (being not less than 14 days from the date of service of the notice) and remains in default in complying with the notice, unless the transfer in question is to a bona fide unconnected third party such as a sale through a recognized investment exchange or an overseas exchange or as a result of an acceptance of a takeover offer.
Purchase of Own Shares
Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that it is not restricted from doing so by its articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.
Subject to the above, we may purchase our own shares in the manner prescribed below. We may make a market purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:
•
specify the maximum number of shares authorized to be acquired;

•
determine the maximum and minimum prices that may be paid for the shares; and

•
specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares other than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he or she had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.
Distributions and Dividends
Under the Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (determined by reference to our relevant nonconsolidated accounts). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.
It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:
•
if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•
if and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

U.K. City Code on Takeovers and Mergers
As a public company incorporated in England and Wales with our registered office in England and Wales and that has shares admitted to AIM, we are subject to the U.K. Takeover Code, which is issued and administered by the U.K. Panel on Takeovers and Mergers (the “Panel”). The U.K. Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the U.K. Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the U.K. Takeover Code, if a person:
•
acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares;

•
who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares and such persons, or any person acting in concert with him, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested; or

•
the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make an offer for the entirety of our outstanding shares in cash or be accompanied by a cash alternative at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to nonresident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in our Articles of Association on the right of nonresidents to hold or vote shares.
Differences in Corporate Law
The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights.
	England & Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association, provided that such number does not fall below two directors.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) notwithstanding any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company, and the company must, where practicable, give its shareholders the same time frame. If providing 28 clear days’ notice to shareholders is not practicable, the company must give its shareholders at least 14 clear days’ notice. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

	England & Wales	Delaware
Companies Act 2006 must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.
Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution that a single resolution for the appointment of two or more persons as directors has first been agreed to by the meeting without any vote being given against it.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General Meeting
Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting, and, if the directors fail to do so within a certain period, may themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings	Under the Companies Act 2006, subject to a company’s articles of association providing for a longer period, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder

	England & Wales	Delaware
	proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.
Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Preemptive Rights	Under the Companies Act 2006, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England & Wales	Delaware
respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006.
Authority to Allot	Under the Companies Act 2006, the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers
Under the Companies Act 2006, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
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any breach of the director’s duty of loyalty to the corporation or its stockholders;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

	England & Wales	Delaware
	Companies Act 2006, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third-party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company and must not provide any indemnity against, amongst others, any liability in defending criminal proceedings in which he is convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).	• any transaction from which the director derives an improper personal benefit.
Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England & Wales	Delaware

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy or in advance, who, being entitled to vote, vote on the resolution.
Special resolutions require the affirmative vote of not less than 75% of the votes cast on a show of hands by shareholders present, in person or by proxy, at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by shareholders representing not less than 75% of the total voting rights of shareholders who, being entitled to vote, vote in person, by proxy or in advance.

Shareholder Vote on Certain Transactions
The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:
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the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

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the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
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the approval of the board of directors; and

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approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	England & Wales	Delaware
Standard of Conduct for Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:
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to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

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to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

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to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

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to exercise independent judgment;

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to exercise reasonable care, skill and diligence;

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not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

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a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

	England & Wales	Delaware
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to its shareholders generally or of some of its shareholders, or that an actual or proposed act or omission of the company is or would be so prejudicial.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
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state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

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allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

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state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Registration Rights
Pursuant to the registration rights agreement dated as of March 24, 2026 by and among the Company, UCAM and Duquesne (the “Registration Rights Agreement”), UCAM and Duquesne (the “holders”) are entitled to the following rights with respect to the registration of their ordinary shares (including in the form of ADSs) for public resale under the Securities Act. Pursuant to the exercise of these registration rights, we are hereby filing this resale registration statement to permit the holders to resell their ordinary shares (including in the form of ADSs) under the Securities Act.
Demand Registration
Either holder may request in writing that we effect a resale registration under the Securities Act with respect to all or any portion of their ordinary shares (including in the form of ADSs) subject to registration rights, subject to certain limitations and exceptions. Depending on certain conditions, we may defer a demand registration on one occasion during any 12 consecutive month period for a reasonable time specified in the notice but not exceeding 60 days after receiving the request from the requesting holder. If the holders requesting registration intend to distribute their ordinary shares (including in the form of ADSs) by means of an underwritten offering, the managing underwriter of such offering will have the right to limit the numbers of ordinary shares (including in the form of ADSs) to be underwritten for reasons related to the marketing of such offering.
On March 27, 2026, UCAM exercised its demand registration right. In accordance with the Registration Rights Agreement, we notified Duquesne of UCAM’s demand, and Duquesne has elected to participate in such registration.
Piggyback Registration
In the event that we propose to register any of our securities under the Securities Act, either for our account or for the account of our other security holders, the holders will be entitled to certain piggyback registration rights allowing each to include its ordinary shares (including in the form of ADSs) in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Form S-4, F-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration, subject to certain limitations.
Shelf Registration
The holders may request that we file and keep effective, when we are eligible to do so, a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to all or any portion of their ordinary shares (including in the form of ADSs) subject to registration rights.
Expenses; Indemnification
The Registration Rights Agreement provides that we must pay all registration expenses in connection with effecting any demand registration, piggyback registration or shelf registration. The underwriting expenses, including any underwriting fees, discounts, commissions or taxes attributable to the sale of registrable securities under the Registration Rights Agreement, will be borne by (i) UCAM and Duquesne, pro rata on the basis of the amount of gross proceeds from the sale of their respective ordinary shares (including in the form of ADSs), in the case of a demand registration and (ii) us, UCAM and Duquesne, pro rata on the basis of the amount of gross proceeds from the sale of their ordinary shares (including in the form of ADSs) so registered, in the case of a piggyback registration or shelf registration. The Registration Rights Agreement contains customary indemnification and contribution provisions.
Listing
Since May 2023, our ordinary shares have been admitted to trading on the AIM market of the London Stock Exchange under the symbol “GMET”. Since March 2026, our ADSs have been listed on NYSE American under the symbol “GMTL”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary under our American Depositary Receipt (“ADR”) program, issues ADRs evidencing our ADSs from time to time pursuant to the deposit agreement. Each ADS represents an ownership interest in a designated number or percentage of ordinary shares deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all holders and beneficial owners from time to time of ADRs issued thereunder. Ordinary shares registered for resale under this prospectus may be sold in the form of ADSs following deposit of such ordinary shares into the ADS facility in accordance with the deposit agreement.
The depositary’s office is located at 270 Park Avenue, Floor 8, New York, New York 10017.
The ADS-to-ordinary share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). Each ADS also represents any securities, cash or other property deposited with the depositary but which the depositary has not distributed directly to you.
A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.
An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs, other than to us as provided under the deposit agreement, is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.
Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive that reflect your ownership of ADSs.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. English law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our Company and the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by the internal laws of the State of New York without giving effect to the application of the conflict of law principles thereof. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted by you in the United States District Court for the Southern District of New York (or, in certain cases, the state courts of New York County, New York) and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the nonexclusive jurisdiction of such courts in any such suit, action or proceeding.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR that contains the terms of your ADSs. You may obtain a copy of the deposit agreement, which has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-293793), as amended, and is incorporated by reference herein. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is currently located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.
Distributions on Deposited Securities, Sales
How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities and/or property under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary chargeable to holders of ADSs. All sales of securities will be handled by the depositary in accordance with its then current policies. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent. In all instances where the deposit agreement or an ADR refers to a “sale” (or words of similar import) of securities or property, the depositary may, but shall not be obligated, to effect any such sale unless the securities to be sold are listed and publicly traded on a securities exchange or there is a public market for the property to be sold. To the extent the securities are not so listed and publicly traded or there is no public market for the property so distributed by us: (i) the depositary shall, in the event the deposit agreement is terminated and the depositary holds deposited securities that are not listed and publicly traded after the termination date of the deposit agreement, act in accordance with the termination provisions of the deposit agreement and form of ADR in respect of such securities and property; and (ii) in the event the depositary or its custodian receives a distribution other than cash, our ordinary shares and/or rights to acquire our ordinary shares and such distribution consists of securities or property that are not distributed by the depositary, the depositary will be deemed to have sold the aggregate number of securities and/or property so received for nominal value and shall have no obligation to distribute such securities or any proceeds from the deemed sale thereof to the ADR holders. Furthermore, in the event the depositary endeavors to make a sale of ordinary shares, other securities or property, such securities and/or property may be sold in a block sale or single lot transaction.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain registered ADR holders and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (a) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (b) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (c) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (d) making any sale by public or private means in any commercially reasonable manner. To the extent that any of the deposited securities is not or shall not be entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend, distribution or net proceeds of sales, the depositary shall make appropriate adjustments in the amounts distributed to the ADR holders issued in respect of such deposited securities. To the extent we or the depositary shall be required to withhold and do withhold from any cash dividend, distribution or net proceeds from sales in respect of any deposited securities an amount on account of taxes, the amount distributed on the ADSs issued in respect of such deposited securities shall be reduced accordingly.
To the extent the depositary determines in its discretion that it would not be permitted by applicable law, rule or regulation, or it would not otherwise be practicable, to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders entitled thereto, the depositary may in its discretion distribute some or all of the foreign currency received by the depositary as it deems permissible and practicable to, or retain and hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary retains and holds any cash, foreign currency, securities or other property as permitted under the deposit agreement, any and all fees, charges and expenses related to, or arising from, the holding thereof shall be paid from such cash, foreign currency securities or other property, or the net proceeds from the sale thereof, thereby reducing the amount so held. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
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Shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares that would result in fractional ADSs will be sold and the net proceeds of the public or private sales of such will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)
sell such rights if practicable and distribute the net proceeds of the public or private sales of such rights in the same manner as cash to the ADR holders entitled thereto; or

(ii)
if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.
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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds of public or private sales in the same way it distributes cash.

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Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional ordinary shares, we will notify the depositary at least thirty (30) days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional ordinary shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.
If the depositary determines in its sole discretion that any distribution described above is not practicable with respect to any or all ADR holders, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of some or all of any cash, foreign currency, securities or other property (or appropriate documents evidencing the right to receive some or all of any such cash, foreign currency, security or other property) and/or it may retain some or all of such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items. To the extent the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders, the depositary may in its discretion distribute the foreign currency received by the depositary to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.
Any U.S. dollars will be paid via wire transfer and/or distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).
Deposit, Withdrawal and Cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.
In connection with the deposit of ordinary shares, the depositary or its custodian may require the following in a form satisfactory to it: (i) a written order directing the depositary to issue to, or upon the written order of, the person or persons designated in such order ADSs representing such deposited securities; (ii) proper endorsements or duly executed instruments of transfer in respect of such deposited ordinary shares; (iii) instruments assigning to the depositary, its custodian or a nominee of either any distribution on or in respect of such deposited ordinary shares or indemnity therefor; and (iv) proxies entitling the custodian to vote such deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.” As soon as practicable after the custodian receives deposited securities pursuant to any such deposit or pursuant to a distribution or change affecting deposited securities, the custodian shall present such deposited securities for registration of transfer into the name of the depositary, its custodian or a nominee of either, in each case for the benefit of ADR holders, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration.
The custodian will hold all deposited securities for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited securities.
Deposited securities are not intended to and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.
Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, subject to the provisions of or governing our ordinary shares (including, without limitation, our governing documents and all applicable laws, rules and regulations), the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office (or from the custodian to the extent dematerialized). If, at any time each ADS represents a fraction of one ordinary share, unless otherwise agreed by the depositary, ADSs may only be cancelled in multiples of such number of shares as will permit whole shares to be delivered. At your risk, expense and request, the depositary may deliver deposited securities (including any certificates therefor) at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of deposited securities,

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to give instructions for the exercise of voting rights,

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to pay any fees assessed by, or owing to, the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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to receive any notice or to act or be obligated in respect of other matters,

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all subject to the provisions of the deposit agreement.

Voting Rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of ordinary shares are entitled to vote, or of our solicitation of consents or proxies from holders of ordinary shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least thirty (30) days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the laws of England and Wales, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.
Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for The Depository Trust Company, or “DTC”), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.
Under the laws of England and Wales and our Articles of Association, (i) voting on all resolutions at any meeting of our shareholders is to be conducted on a show of hands, unless a poll is demanded by our shareholders or is demanded by the chairman of the meeting or is required by our Articles of Association. A poll may be demanded by (a) the chairman, (b) not fewer than two shareholders present or in person or by proxy at the meeting and entitled to vote on the resolution, (c) any shareholder(s) present in person or by proxy at the meeting representing in the aggregate not less than 10% of the total voting rights of all the shareholders having the right to attend and vote on the resolution (excluding any voting rights attaching to treasury shares) or (d) any shareholders present in person or by proxy at the meeting holding our shares conferring a right to vote on the resolution (excluding any voting rights attaching to the treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right; (ii) an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy or in advance, who, being entitled to vote, vote on the resolution; and (iii) a special resolution requires the affirmative vote of not less than 75% of the votes cast on a show of hands by shareholders present, in person or by proxy, at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by shareholders representing not less than 75% of the total voting rights of shareholders who, being entitled to vote, vote in person, by proxy or in advance.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
There can be no assurance that you will receive voting materials in sufficient time to instruct the depositary to vote. If notice of a meeting and the related voting matters is not transmitted to the depositary with sufficient advance notice, or if the solicitation of voting instructions is not practicable or permitted under applicable law or the terms of the deposit agreement, including due to timing constraints and the involvement of brokers, dealers or other intermediaries outside of our control, you, or persons who hold their ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise voting rights with respect to the ordinary shares underlying your ADSs.
Reports and Other Communications
Will ADR holders be able to view our reports?
The deposit agreement, the provisions of or governing deposited securities and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary in the United States, on the SEC’s internet website or upon request to the depositary (which request may be refused by the depositary at its discretion).
Additionally, if we make any written communications generally available to holders of our shares and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.
Fees and Expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of up to $0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

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a fee of up to $0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs as described under “Distributions on Deposited Securities, Sales” above) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

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stock transfer or other taxes and other governmental charges;

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a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of ADR.com and any applicable delivery expenses (which are payable by such persons or ADR holders);

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.
The foreign exchange rate applied to a FX Transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into FX Transactions in the relevant currency pair on the date of the FX Transaction.

Additionally, the timing of execution of a FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.
We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.
The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Under certain limited circumstances, the depositary may reduce or waive certain fees, charges and expenses provided in the ADRs and in the deposit agreement, including, without limitation, those described above that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, us and/or certain ADR holders and beneficial owners and holders and beneficial owners of our ordinary shares.
Payment of Taxes
ADR holders and/or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current or former ADR holders and beneficial owners, each ADR holder and beneficial owner and each prior ADR holder and beneficial owner, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or prior beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a noncash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. Neither we nor the depositary nor any of our or its respective agents, shall be liable to ADR holders or beneficial owners of the ADSs for failure of any of such holders or beneficial owners to comply with applicable tax laws, rules and/or regulations.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to and shall if reasonably requested by us:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell by public or private sale any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least thirty (30) days’ notice of any amendment that imposes or increases any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder or beneficial owner continues to hold an ADR or ADRs, after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
Any amendments or supplements that (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or ordinary shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations that would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.
Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).
How may the deposit agreement be terminated?
The depositary may at any time and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least thirty (30) days prior to the date fixed in such notice for such termination, or by providing such notice by any other means permitted under the deposit agreement (including electronic transmission), provided that such notice is given at least thirty (30) days prior to the Termination Date; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within sixty (60) days of the date of such resignation and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement (i) without notifying us, but subject to giving thirty (30) days’ notice to the ADR holders, under the following circumstances: (a) in the event of our bankruptcy, liquidation proceedings or insolvency, (b) if our ordinary shares are delisted from a “national securities exchange” (that has registered with the Commission under Section 6 of the Exchange Act), (c) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, (d) there are no deposited securities with respect to ADSs remaining, including if the deposited securities are cancelled, or the deposit securities have been deemed to have no value or (e) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities and (ii) immediately without prior notice to the Company, any ADR holder or beneficial owner or any other person if (a) required by any law, rule or regulation relating to sanctions by any governmental authority or body, (b) the depositary would be subject to liability under or pursuant to any law, rule or regulation or (c) required by any governmental authority or body, in each case under (ii) as determined by the depositary in its reasonable discretion.
If our shares are not listed and publicly traded on a stock exchange or in a securities market as of the date so fixed for termination or if, for any reason, the depositary does not sell the deposited securities, then after such date fixed for termination, the depositary shall use its reasonable efforts to ensure that the ADSs cease to be eligible for settlement within DTC and that neither DTC nor any of its nominees shall thereafter be an ADR holder. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is an ADR holder, to the extent we are not, to the depositary’s knowledge, insolvent or in bankruptcy or liquidation, the depositary shall (i) cancel all outstanding ADRs; (ii) request DTC to provide the depositary with information on those holding ADSs through DTC and, upon receipt thereof, revise the ADR register to reflect the information provided by DTC; (iii) instruct its custodian to deliver all deposited securities to us, a subsidiary or affiliate of ours (the company representative) or an independent trust company engaged by us (the trustee) to hold those deposited securities in trust for the beneficial owners of the ADRs if we are not permitted to hold any of the deposited securities under applicable law and/or we have directed the depositary to deliver such deposited securities to the company representative or trustee along with a stock transfer form and/or such other instruments of transfer covering such deposited securities as are needed under applicable law, in either case referring to the names set forth on the ADR register and (iv) provide us with a copy of the ADR register.
Upon receipt of any instrument of transfer covering such deposited securities and the ADR Register, we have agreed that we will, depending on what is legally required under local law, either deliver to each person reflected on such ADR register appropriate documentation to effect the transfer to such persons of the deposited securities previously represented by the ADSs evidenced by their ADRs, approve the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable), procure the relevant updates to the register of members of the Company to reflect the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable) and provide the depositary with a certified copy of the updated register of our shareholders.
To the extent the depositary reasonably believes that we are insolvent, as determined by applicable law, or if we are in receivership, have filed for bankruptcy and/or are otherwise in restructuring, administration or liquidation and in any such case the deposited securities are not listed and publicly traded on a securities exchange after the termination date, or if, for any reason, the depositary believes it is not able to or cannot practicably sell the deposited securities promptly and without undue effort, the depositary shall notify the ADR holders of such and thereafter the deposited securities shall be deemed to have no value (and such ADR holders shall be deemed to have instructed the depositary that the deposited securities have no value). The depositary may (and, by holding an ADR or an interest therein, all holders irrevocably consent and agree that the depositary may) instruct its custodian to deliver all deposited securities to us (acting, as applicable by an administrator, receiver, administrative receiver, liquidator, provisional liquidator, restructuring officer, interim restructuring officer, trustee, controller or other entity overseeing the bankruptcy, insolvency, administration, restructuring or liquidation process) and notify us that the deposited securities are surrendered for no consideration. The deposit agreement requires us, subject to applicable law, to promptly accept the surrender of the deposited securities for no consideration and deliver to the depositary a written notice confirming (i) the acceptance of the surrender of the deposited securities for no consideration and (ii) the cancellation of such deposited securities. Promptly after notifying us that the deposited securities are surrendered for no consideration and irrespective of whether we have complied with the immediately preceding sentence, the depositary shall notify ADR holders that their ADSs have been cancelled with no consideration being payable to such ADR holders.
Upon the depositary’s compliance with the provisions of any of the above three paragraphs, the depositary and its agents shall be discharged from all and cease to have any, obligations under the deposit agreement and the ADRs.
If our ordinary shares are listed and publicly traded on a securities exchange and the depositary believes that it is able, permissible and practicable to sell the deposited securities without undue effort, then the depositary may endeavor to publicly or privately sell (as long as it may lawfully do so) the deposited securities, which sale may be effected in a block sale/single lot transaction and, after the settlement of such sale(s), to the extent legally permissible and practicable, distribute or hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sale(s), less any amounts owing to the depositary (including, without limitation, cancellation fees), together with any other cash then held by it under the deposit agreement, in trust, without liability for interest, for the pro rata benefit of the holders entitled thereto. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash.

Limitations on Obligations and Liability
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders, beneficial owners and others
Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:
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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•
compliance with such regulations as the depositary may establish consistent with the deposit agreement or as the depositary believes are required, necessary or advisable in order to comply with applicable laws, rules and regulations.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed required, necessary or advisable by the depositary for any reason provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities. The depositary may close the ADR register (and/or any portion thereof) at any time or from time to time when deemed expedient by it.
The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights that ADR holders or beneficial owners may have under the Securities Act or the Exchange Act, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective directors, officers, employees, agents and affiliates will:
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incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, England and Wales or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our Articles of Association, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance our, the depositary’s or our respective directors’, officers’, employees’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party (including, without limitation, voting);

•
incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;
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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations specifically set forth in the deposit agreement and ADRs without gross negligence, willful misconduct or fraud;

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in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve us in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be, against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be requested;

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not be liable (including, without limitation, to ADR holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, from us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners.
The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.
The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of England and Wales, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.
Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. None of us, the depositary, the custodian or any of our or their respective directors, officers, employees, agents or affiliates shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote. The depositary shall endeavor to effect any sale of securities or other property and any conversion of currency, securities or other property, in each case as is referred to or contemplated in the deposit agreement or the form of ADR, in accordance with the depositary’s normal practices and procedures under the circumstances applicable to such sale or conversion, but shall have no liability (in the absence of its own willful default, gross negligence or fraud or that of its agents, officers, directors or employees) with respect to the terms of any such sale or conversion, including the price at which such sale or conversion is effected, or if such sale or conversion shall not be practicable, or shall not be believed, deemed or determined to be practicable by the depositary. Specifically, the depositary shall not have any liability for the price received in connection with any public or private sale of securities (including, without limitation, for any sale made at a nominal price), the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. The depositary shall not incur any liability in connection with or arising from any failure, inability or refusal by us or any other party, including any share registrar, transfer agent or other agent appointed by us, the depositary or any other party, to process any transfer, delivery or distribution of cash, ordinary shares, other securities or other property, including, without limitation upon the termination of the deposit agreement, or otherwise to comply with any provisions of the deposit agreement that are applicable to it. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the creditworthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Notwithstanding any other provision of the deposit agreement or the ADRs to the contrary, neither we or the depositary, nor any of our or their respective agents shall be liable to the other for any indirect, special, punitive or consequential damages (excluding reasonable fees and expenses of counsel) or lost profits, in each case of any form incurred by any of them, or liable to any other person or entity (including, without limitation, ADR holders or beneficial owners), for any such damages, or any fees or expenses of counsel in connection therewith, whether or not foreseeable and regardless of the type of action in which such a claim may be brought; provided, however, that (i) notwithstanding the foregoing and, for the avoidance of doubt, the depositary and its agents shall be entitled to reasonable legal fees and expenses in defending against any claim for such damages and (ii) to the extent such damages arise from or out of a claim brought by a third party (including, without limitation, ADR holders or beneficial owners) against the depositary or any of its agents, the depositary and its agents shall be entitled to full indemnification from us for all such damages and reasonable fees and expenses of counsel in connection therewith, unless such damages are found to have been a direct result of the gross negligence, willful misconduct or fraud of the depositary.
In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act or the Exchange Act, to the extent applicable.
The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. For instance, we reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with you as a holder and/or beneficial owner of ordinary shares.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs;

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

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acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates and their respective agents, may from time to time be in the possession of nonpublic information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, or beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (a) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (b) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.
Consent to Jurisdiction
Claims between the Company and the Depositary
Under the deposit agreement, we have submitted to the non-exclusive jurisdiction of the state and federal courts in New York, New York, and have appointed an agent for service of process on our behalf. Subject to the terms of the deposit agreement, any legal suit, action or proceeding arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby may be brought by us or the depositary in such courts.
The deposit agreement further provides that the depositary may, at its option, institute actions against us arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby in any competent court in England and Wales.
Claims involving ADS holders and beneficial owners
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADS holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADS holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADS holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by ADS holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
These forum provisions may increase your costs and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with the depositary or us, or the depositary’s or our respective directors, officers or employees, which may discourage such lawsuits against the depositary, us and the depositary’s and our respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings.
Federal securities law claims
Notwithstanding the foregoing, holders of ADSs and beneficial owners will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder.
Claims arising under the Securities Act may be brought in federal or state courts as provided in Section 22 of the Securities Act. Claims arising under the Exchange Act are subject to the exclusive jurisdiction of the federal courts pursuant to Section 27 of the Exchange Act.
Jury Trial Waiver
In the deposit agreement, each party thereto (including, for the avoidance of doubt, each ADR holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.
The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the secondary market. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a trial by jury. The waiver to right to a trial by jury in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of our or the depositary’s compliance with any provisions of U.S. federal securities laws or the rules and regulations promulgated thereunder.

MATERIAL TAX CONSIDERATIONS
The following summary contains a description of certain United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares and ADSs. The summary is based upon the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Material United Kingdom Tax Considerations
For purposes of this section, all references to “the Company” refer to Guardian Metal Resources PLC only.
The following is intended as a general guide to current U.K. tax law and HMRC published practice (which is not binding) applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares and ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares or ADSs, or all of the circumstances in which holders of ordinary shares or ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the Company does not (and will not at any time) derive 75% or more of its qualifying asset value, directly or indirectly from U.K. land, and that the Company is and remains solely resident in the U.K. for tax purposes and will be subject to the U.K. tax regime.
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the U.K. (and, in the case of individuals, who are taxed on the arising basis rather than under the four-year foreign income and gains regime (or any similar special regime)), who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, and who are absolute beneficial owners of the ordinary shares or ADSs (and do not hold the ordinary shares or ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares or ADSs as investments (together, “U.K. Holders”).
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
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persons who are connected with the Company;

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financial institutions;

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insurance companies;

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charities or tax-exempt organizations;

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collective investment schemes;

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pension schemes;

•
market makers, intermediaries, brokers or dealers in securities;

•
persons who have (or are deemed to have) acquired their ordinary shares or ADSs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

•
individuals who are (or may be) entitled to claim, or have claimed, the four-year foreign income and gains regime (or any successor regime).

Based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY AND NOT A SUBSTITUTE FOR

DETAILED TAX ADVICE. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES AND ADSs OBTAIN LEGAL AND TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT PERSONS, PERSONS WHO ARE NOT (OR MAY NOT BE) DOMICILED OR DEEMED DOMICILED IN THE U.K., OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE U.K. ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
U.K. Taxation of Dividends
Withholding Tax
Dividends paid by the Company will not be subject to any withholding or deduction at source for or on account of U.K. tax.
Income Tax
An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. income tax on dividends received from the Company. An individual holder of ordinary shares or ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the Company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment, branch or agency to which the ordinary shares or ADSs are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.
U.K. Holders will generally be liable to income tax in respect of dividends or other income distributions of the Company. A U.K. Holder will generally benefit from an allowance in the form of an exemption from tax for the first £500 of dividend income received in the 2026/27 tax year (“Dividend Allowance”). Any dividends above the Dividend Allowance (taking account of any other dividend income received by the U.K. Holder in the same tax year) will be taxable at 10.75% (to the extent they fall within an individual’s basic rate band), 35.75% (to the extent they fall within an individual’s higher rate band) or 39.35% (to the extent they fall within an individual’s additional rate band) for the 2026/27 tax year.
For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a U.K. Holder’s income. In addition, dividends within the Dividend Allowance count towards an individual’s basic and higher rate limits for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded and will therefore affect the level of savings allowance to which they are entitled.
Corporation Tax
A corporate holder of ordinary shares or ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for an exemption are not satisfied or such anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of such dividend, at the rate of corporation tax then applicable to that corporate U.K. Holder. For the financial year beginning April 1, 2026, the main rate is 25% and the small profits rate is 19%.
U.K. Taxation of Disposals
A disposal or deemed disposal of ordinary shares or ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as, in the case of certain individuals and trustees, the annual exempt amount), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax or, in the case of a corporate U.K. Holder, corporation tax on chargeable gains.
Where an individual U.K. Holder realizes a chargeable gain on the disposal of ordinary shares or ADSs, the gain (together with any other chargeable gains and allowable losses of the individual in the same tax year) will, after taking account of any available annual exempt amount, be subject to U.K. capital gains tax. Following changes introduced on October 30, 2024, the rate of capital gains tax is 18% to the extent that such gains fall within the unused part of the individual’s basic rate band and 24% to the extent that such gains fall above the basic rate band. The amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses of the individual U.K. Holder.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares or ADSs, any chargeable gain will be subject to U.K. corporation tax at the rate applicable to that corporate U.K. Holder, subject to any exemptions, reliefs and/or allowable losses. For the financial year beginning April 1, 2026, the main rate of corporation tax is 25% and the small profits rate is 19%, with marginal relief for profits between those thresholds.
A holder of ordinary shares or ADSs that is not a resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares or ADSs, unless that person carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency to which the ordinary shares or ADSs are attributable. However, an individual holder of ordinary shares or ADSs who has ceased to be resident for tax purposes in the United Kingdom and subsequently becomes resident in the United Kingdom again after a period of temporary nonresidence may, in certain circumstances, be liable to U.K. capital gains tax on any chargeable gain realized on a disposal (or deemed disposal) of ordinary shares or ADSs during that period, on their return to the United Kingdom, subject to any available exemptions or reliefs.
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of ordinary shares or ADSs wherever resident. However it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issue of Ordinary Shares
No U.K. stamp duty or stamp duty reserve tax (“SDRT”), is generally payable on the issue of the underlying ordinary shares in the Company.
Transfers of Ordinary Shares
Ordinary shares in the Company are admitted to trading on AIM, a recognized growth market, and are not listed on any recognized stock exchange. On this basis, transfers of the Company’s ordinary shares should not give rise to any liability to U.K. stamp duty or SDRT, provided the ordinary shares continue to satisfy the conditions for the “growth market” exemption and no specific anti-avoidance provisions apply.
If, in the future, the Company’s ordinary shares were to cease to qualify for the growth market exemption (for example, because they were admitted to listing on a recognized stock exchange), an unconditional agreement to transfer ordinary shares would normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer, with the purchaser liable for the SDRT. Transfers of ordinary shares in certificated form would then also generally be subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the nearest £5), normally payable by the purchaser, and any SDRT charge would be cancelled or, if already paid, repaid (generally with interest) where the relevant transfer instrument is duly stamped within six years of the SDRT charge arising or is otherwise exempt from stamp duty.

Clearance services and depositary receipts
U.K. legislation contains provisions which can, in principle, impose stamp duty or SDRT at a rate of 1.5% on issues or transfers of shares into a depositary receipt system or clearance service. However, following legislative changes effective from January 1, 2024, no stamp duty or SDRT is payable at this 1.5% rate on issues of ordinary shares into the ADS facility, or on transfers of ordinary shares into the ADS facility that are integral to the capital raising or listing arrangements in connection with the Company’s initial NYSE American listing, provided the relevant statutory conditions are satisfied. This exemption, which previously applied through HMRC practice following EU court decisions, now has statutory footing under the Finance Act 2024.
For the purposes of this exemption, transfers qualify as exempt where they are part of arrangements pursuant to which the Company’s securities (or depositary receipts for such securities) are listed on a recognized stock exchange for the first time and where those arrangements do not affect the beneficial ownership of the securities. This would include transfers by existing shareholders to the depositary on a no change of beneficial ownership basis solely to facilitate the Company’s initial NYSE American listing through the ADR program.
It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any election having been made by DTC under section 97A of the Finance Act 1986. On this basis, no SDRT should arise on paperless transfers of ADSs within DTC, and no U.K. stamp duty should generally be payable on an instrument transferring ADSs, provided that it is executed and retained outside the United Kingdom.
Stamp duty or SDRT could, in certain cases, still arise at the 1.5% rate on transfers of ordinary shares into a depositary receipt system or clearance service which do not fall within the statutory exemptions referred to above. Prospective holders should seek specific advice before entering into arrangements that might involve such transfers.
While the initial deposit of shares into the ADR facility as part of the listing arrangements is exempt from the 1.5% charge, investors should be aware that subsequent deposits of ordinary shares into the ADR facility (for example, to convert AIM-traded shares into NYSE American-traded ADRs for sale) will incur a 1.5% SDRT charge payable by the person depositing the shares. This represents a significant cost for investors wishing to arbitrage between the AIM market of the London Stock Exchange and NYSE American markets or to convert their holdings from one form to the other.
Transfers of ADSs
No stamp duty or SDRT will be payable on the paperless transfer of ADSs through the facilities of DTC (provided, as noted above, that no Section 97A election has been made by DTC).
No U.K. stamp duty will, in practice, be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration. However, in practice it should not be necessary to pay any U.K. stamp duty on such an instrument or agreement unless it is required for any purposes in the United Kingdom. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.
Material U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to you of the ownership and disposition of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or ordinary shares.
This discussion applies to you only if you are a U.S. Holder (as defined below), you acquire ADSs or ordinary shares that are Resale Shares as contemplated under this prospectus and you hold the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:
•
a financial institution;

•
an insurance company;

•
a regulated investment company;

•
a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•
a person that holds ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•
a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;

•
a tax-exempt entity, “individual retirement account” or “Roth IRA;”

•
a person that directly, indirectly or constructively owns ADSs or ordinary shares representing 10% or more of our stock by vote or value; or

•
a person that holds ADSs or ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire our ADSs or ordinary shares, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of our ADSs or ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own our ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying ordinary shares represented by those ADSs or exchange ordinary shares for ADSs representing those ordinary shares.
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in your particular circumstances.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is generally treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, certain rents and royalties, net gains from assets that produce passive income and net gains from transactions in commodities, with certain exceptions for active business income, including an exception for certain active business commodities income (the “Commodities Exception”). Cash is generally a passive asset for PFIC purposes. The value of a company’s goodwill and other intangible assets is active under the PFIC rules to the extent attributable to activities that produce active income.
Our PFIC status for the current or any future taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. Prior to our mines becoming operational, our gross income may consist primarily of government grants and consultancy and technical service fees, if any (which we believe are likely to be treated as active income to the extent included in our income for U.S. federal income tax purposes) and interest (which is passive income). The receipt of government grants and consultancy and technical service fees may be non-recurring in nature, and the government grants may be subject to various conditions. In addition, the extent and timing of certain of our income inclusions for U.S. federal income tax purposes will likely differ from their accounting treatment. Therefore, there can be no assurance as to the amount of non-passive income that we will earn for any taxable year. It is possible that our non-passive gross income (if any) for our current taxable year, and possibly our future taxable years, will constitute 25% or less of our total gross income, in which case we will be a PFIC for such years. Once we commence earning income from sales of minerals in future taxable years, our PFIC status may depend upon the extent to which our income will be treated as active under the Commodities Exception, the application of which may not be entirely clear in all cases.
Furthermore, because we expect to hold a significant amount of cash, our PFIC status for any taxable year may depend in part on the value of our goodwill and other intangible assets, particularly prior to our mines becoming operational. If the value of our goodwill and other intangible assets for any taxable year is determined by reference to our market capitalization, the risk of us being or becoming a PFIC for any taxable year will increase if our market capitalization fluctuates or declines significantly following the date of this prospectus.
For the reasons explained above, we may be a PFIC for our current or any other taxable year.
If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which you own our ADSs or ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner as gain, discussed immediately above. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which you own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs or ordinary shares, as applicable, are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs or ordinary shares that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs and ordinary shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs or ordinary shares, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE American, where the ADSs are listed, is a qualified exchange for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and meets certain trading volume, listing, financial disclosure, surveillance, and other requirements, and it is unclear whether AIM, where the ordinary shares are listed, will be treated as satisfying these requirements. The U.S. Internal Revenue Service (the “IRS”) has not identified specific foreign exchanges that are “qualified” for this purpose. If you are a U.S. Holder of ordinary shares, you should consult your tax adviser regarding whether a mark-to-market election would be available to your ordinary shares. If you make a valid mark-to-market election with respect to your ADS (or ordinary shares, if the election is available to ordinary shares), you generally will recognize as ordinary income any excess of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make a valid mark-to-market election, distributions paid on ADSs or ordinary shares will be treated as discussed under “— Taxation of Distributions” below (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the IRS, or the ADSs or ordinary shares cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. As a result, if you make a mark-to-market election with respect to our ADSs or ordinary shares, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.
If we are a PFIC (or are treated as a PFIC with respect to you under the “once a PFIC always a PFIC” rule) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described below with respect to “qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.
We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or ordinary shares.
Taxation of Distributions
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” above.
We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax law, it is expected that distributions generally will be reported to you as dividends. The amount of any dividend will generally be treated as foreign-source dividend income (unless we become at least 50% owned by U.S. persons, in which case all or a substantial portion of any dividend we pay may be treated as U.S. source dividend income). Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.
Subject to applicable limitations, if you are a non-corporate U.S. Holder, dividends paid to you may be eligible for taxation as “qualified dividend income” taxable at a favorable rate if certain conditions are satisfied, including that (1) we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year, (2) we are eligible for the benefits of the tax treaty between the United States and the United Kingdom or our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States and (3) certain holding period and other requirements are met. Because our ADSs (but not our ordinary shares) are listed on the NYSE American, our ADSs are expected to be considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will remain listed on NYSE American and therefore be considered readily tradeable on an established securities market in later years. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations generally (e.g., taking into account whether we are or were a PFIC for any taxable year) and in your particular circumstances.
Dividends generally will be included in your income on the date of receipt by you (in the case of ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in pounds sterling will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss, taxable as U.S.-source ordinary income or loss, if the dividend is converted into U.S. dollars after the date of receipt.
Sale or Other Taxable Disposition of ADSs or Ordinary Shares
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” above.
You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Any U.K. stamp duty or SDRT (as discussed above under “— Material United Kingdom Tax Considerations”) imposed upon transfers of our ADSs or ordinary shares will not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding whether any such U.K. stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of our ADSs or ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” and establish that status if required to do so and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or ordinary shares, or non-U.S. accounts through which your ADSs or ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to our ADSs and ordinary shares.

SELLING SHAREHOLDERS
We are registering the Resale Shares to permit the Selling Shareholders to resell or otherwise dispose of their ordinary shares, including in the form of ADSs, in the manner contemplated under “Plan of Distribution” in this prospectus (as may be supplemented and amended). The term “Selling Shareholder” also includes any donees, pledgees, transferees, distributees, assignees or successors in interest to the applicable Selling Shareholder named in the table below. Unless otherwise indicated, to our knowledge, the person named in the table below has sole voting and investment power with respect to the ordinary shares set forth opposite its name. Throughout this prospectus, when we refer to “purchasers,” “you” or “your” we are referring to purchasers of the Resale Shares sold by the Selling Shareholders from time to time pursuant to this prospectus.
The Selling Shareholders may sell some, all or none of their Resale Shares. We do not know how long the Selling Shareholders will hold the Resale Shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale or other disposition of any of the Resale Shares. The ordinary shares covered hereby may be offered from time to time by the Selling Shareholders in the form of ADSs.
All information contained in the table below and the footnotes thereto is based upon information provided to us by the Selling Shareholders. The Selling Shareholders may have sold or transferred some or all of their Resale Shares since the date on which the information in the table below is presented. Information about the Selling Shareholders may change over time. The percentage ownership and aggregate voting power presented in the table below is as of April 23, 2026 and is based on 194,307,981 of our ordinary shares outstanding as of April 23, 2026.
Selling Shareholders	Number of ordinary shares beneficially owned before the resale			Maximum number of ordinary shares to be sold pursuant to this prospectus	Number of ordinary shares beneficially owned after the resale(1)
	Ordinary shares	Total ordinary shares (%)	Aggregate voting power (%)(2)		Ordinary Shares	Total ordinary shares (%)	Aggregate voting power (%)(2)
UCAM Limited(3)	47,411,352	24.40	24.40	47,411,352	—	*	*
Juggernaut Fund, L.P.(4)	24,699,825	12.71	12.71	24,699,825	—	*	*

* Indicates less than 1%.
(1)
We do not know when or in what amounts the Selling Shareholders may offer the Resale Shares for sale. The Selling Shareholders might not sell any or might sell all or some of the Resale Shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the Resale Shares pursuant to this prospectus, we cannot estimate the number of the ordinary shares, including in the form of ADSs, that will be held by the Selling Shareholders after completion of the resale. However, for purposes of this table, we have assumed that, after completion of the resale, none of the Resale Shares covered by this prospectus will be held by the Selling Shareholders.

(2)
For each person, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our ordinary shares, including in the form of ADSs. Each holder of our ordinary shares is entitled to one vote per share.

(3)
The reported shares are held by UCAM. The address of UCAM is Level 5 20 Fenchurch Street, London, England, EC3M 3BY.

(4)
The reported shares are owned by Juggernaut Fund. Duquesne is the general partner and manager of Juggernaut Fund and shares voting and investment power over the shares held by Juggernaut Fund with Stanley F. Druckenmiller and Juggernaut Fund. Mr. Druckenmiller is the beneficial owner of Duquesne. The address of Juggernaut Fund is 40 West 57th Street, 25th Floor, New York, New York 10019.

Within the past three years, neither of the Selling Shareholders has held a position as an officer a director of ours, nor has such Selling Shareholder had any material relationship of any kind with us or any of our affiliates. All information with respect to beneficial ownership has been furnished by the Selling Shareholders. UCAM and Duquesne do not have any family relationships with our officers, other directors or other principal shareholders.

PLAN OF DISTRIBUTION
The Selling Shareholders may sell or otherwise dispose of all or a portion of the Resale Shares covered by this prospectus from time to time in any manner contemplated in this section. The Resale Shares consist of: (i) 47,411,352 ordinary shares held by UCAM and (ii) 24,699,825 ordinary shares held by Duquesne. The Selling Shareholders may also transfer and donate the Resale Shares to affiliates of the Selling Shareholders in which case the affiliate transferee or donee will be the selling beneficial owners for purposes of this prospectus. The term “Selling Shareholder” also includes any donees, pledgees, transferees, distributees, assignees or successors in interest to the applicable Selling Shareholder, including other successors in interest selling our Resale Shares received after the date of this prospectus from the Selling Shareholders as a gift, pledge, distribution, dividend or other transfer.
The Selling Shareholders may determine the timing, manner and size of each sale or disposition. Such sales or other disposition may be made directly or through one or more underwriters, broker-dealers or agents. The Resale Shares may be sold on any securities exchange, market, or quotation service on which our ordinary shares, including in the form of ADSs, may be listed or quoted at the time of sale, in the over-the-counter market or through electronic trading platforms or services or in transactions otherwise than on these exchanges, markets, platforms or systems and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions. The registration of the Resale Shares does not necessarily mean that any of such Resale Shares will be offered or sold by the Selling Shareholders pursuant to this prospectus or at all.
The Selling Shareholders may use any one or more of the following methods when selling or otherwise disposing of the Resale Shares:
•
on any national securities exchange or quotation service on which our ordinary shares, including in the form of ADSs, may be listed or quoted at the time of sale;

•
in the over-the-counter market;

•
in underwritten offerings;

•
to or through underwriters or agents;

•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•
through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•
in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
in block trades in which the broker-dealer will attempt to sell the Resale Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
in privately negotiated transactions;

•
in short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•
broker-dealers may agree with a Selling Shareholder to sell a specified number of Resale Shares at a stipulated price per share;

•
on or through the AIM market of the London Stock Exchange;

•
a combination of any such methods of sale; and

•
any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell the Resale Shares in offshore transactions in accordance with Regulation S or in open market transactions under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus, provided that such sales meet the criteria and conform to the requirements of those provisions.
In addition, the Selling Shareholders may enter into options or other types of transactions that require the Selling Shareholders to deliver the Resale Shares to a broker-dealer or other type of agent, who will then resell or transfer the Resale Shares under this prospectus.
In effecting sales, brokers-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. If a Selling Shareholder effects such transactions by selling the Resale Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from such Selling Shareholder or commissions from purchasers of the Resale Shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable FINRA rules; and in the case of a principal transaction a markup or markdown in compliance with applicable FINRA rules.
In connection with the sale of the Resale Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Resale Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell the Resale Shares short and deliver these Resale Shares to close out their short positions, or loan or pledge the Resale Shares to broker-dealers that in turn may sell these Resale Shares. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Resale Shares offered by this prospectus, which Resale Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, the Selling Shareholders may otherwise loan or pledge Resale Shares to a financial institution or other third party that in turn may sell the Resale Shares short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our Resale Shares or in connection with a concurrent offering of other securities.
The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Resale Shares, from time to time, under this prospectus. The Selling Shareholders also may transfer our Resale Shares owned by them in other circumstances, in which case the donees, transferees, pledgees, distributees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
Offers to purchase the Resale Shares being offered by this prospectus may be solicited directly. Agents may also be designated to solicit offers to purchase the Resale Shares from time to time. The Selling Shareholders reserve the right to accept and, from time to time, to reject, in whole or in part, any proposed purchase of the Resale Shares to be made directly or through agents. We will not receive any of the proceeds from the sale of our Resale Shares by the Selling Shareholders.
The Selling Shareholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Resale Shares. Upon the Company being notified in writing by the Selling Shareholders that any material arrangement has been entered into with an underwriter or broker-dealer for the Resale Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer or underwriter, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such participating broker-dealer(s), (ii) the number of Resale Shares involved, (iii) the price at which the Resale Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and (vi) other facts material to the transaction.
There can be no assurance that the Selling Shareholders will sell any or all of the Resale Shares registered pursuant to the shelf registration statement, of which this prospectus is a part.

The applicable Selling Shareholder and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The applicable Selling Shareholder who is an “underwriter” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation.
Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The Selling Shareholders may grant to any underwriters options to purchase additional offered Resale Shares to cover over-allotments, if any, at the public offering price, with additional underwriting discounts or commissions.
In compliance with the guidelines of the FINRA, the aggregate maximum discount, commission, fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to the Resale Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Resale Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus (as it may be supplemented or amended from time to time) to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act). In the event of a “distribution” of the Resale Shares offered in this prospectus, the Selling Shareholders, any selling broker-dealer or agent and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until their participation in that distribution is completed. The Selling Shareholders may indemnify any broker, dealer or agent that participates in transactions involving the sale of our Resale Shares against certain liabilities, including liabilities arising under the Securities Act.
Underwriters, dealers and agents may engage in transactions with, or perform services for, the Selling Shareholders, its affiliates, and us in the ordinary course of business.
It is possible that one or more underwriters may make a market in our ordinary shares or ADSs, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our ordinary shares or ADSs.
Certain persons participating in any offering of Resale Shares may engage in transactions that stabilize, maintain or otherwise affect the price of the Resale Shares offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell Resale Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Resale Shares and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of Resale Shares than they are required to purchase from the Selling Shareholders in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Resale Shares sold for their account may be reclaimed by the syndicate if such Resale Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Resale Shares, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the NYSE American, the AIM market of the London Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement, if any.

In order to comply with the securities laws of some states, if applicable, our Resale Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NYSE American, the existing trading market for our ADSs, or sales made to or through a market maker other than on an exchange.
Subject to the terms of the Registration Rights Agreement, the Selling Shareholders will bear all underwriting expenses (including underwriting fees, discounts, commissions and applicable taxes attributable to the sale of the Resale Shares). We will bear all registration expenses incurred in connection with the registration of the Resale Shares pursuant to this prospectus, including all registration and filing fees, fees and expenses of compliance with applicable securities laws (including “blue sky” laws), Nasdaq and other listing fees, fees and expenses of our counsel and our independent registered public accounting firm (including any comfort letters), and the reasonable fees and expenses of one counsel for the Selling Shareholders.
Pursuant to the Registration Rights Agreement, we have agreed to indemnify the Selling Shareholders and certain other persons against certain liabilities arising out of or based upon any untrue statement or omission of a material fact in the registration statement, prospectus or any related preliminary prospectus or free writing prospectus, except to the extent such liabilities arise from information furnished in writing by or on behalf of a Selling Shareholder for use therein. Each Selling Shareholder has agreed, severally and not jointly, to indemnify us and certain other persons on a similar basis, but only with respect to information furnished in writing by or on behalf of such Selling Shareholder for use in the registration statement or prospectus, with such Selling Shareholder’s liability limited to the net proceeds received by it from the sale of its Resale Shares. The Registration Rights Agreement also provides for customary procedures with respect to indemnification claims and for contribution among the parties if indemnification is unavailable.
Pursuant to the Registration Rights Agreement, we have agreed to use our best efforts to keep the registration statement of which this prospectus forms a part effective for so long as the Resale Shares constitute Registrable Securities (as defined in the Registration Rights Agreement). Such obligations will terminate with respect to any Resale Shares at such time as such Resale Shares cease to be Registrable Securities.

EXPENSES ASSOCIATED WITH REGISTRATION
Set forth below is an itemization of the total expenses (all of which are to be paid by us), that we expect to incur in connection with the securities being registered hereby. With the exception of the SEC registration fee, all amounts are estimates.
Amount
SEC registration fee	$
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses
Total

LEGAL MATTERS
Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP. The validity of the ordinary shares and certain other matters of English law will be passed upon for us by Haynes and Boone CDG LLP. Certain legal matters in connection with the ordinary shares, including in the form of ADSs, will be passed on for any agents, dealers or underwriters, if applicable, by counsel that will be named in the applicable prospectus supplement.

EXPERTS
The consolidated financial statements as of June 30, 2025 and 2024 and for the years then ended, included in this prospectus have been so included in reliance on the report of PKF Littlejohn LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PKF Littlejohn LLP is 30 Churchill Place, London E14 5RE, United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside the United States, and most of the assets of our non-U.S. subsidiaries are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws. In addition, uncertainty exists as to whether the courts of England and Wales would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Haynes and Boone CDG LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Haynes and Boone CDG LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts with competent jurisdiction would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
•
the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•
England and Wales courts had jurisdiction over the matter on enforcement, and we were duly served with process within such jurisdiction or permission was given for service, and process was duly served, outside such jurisdiction;

•
the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•
the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•
the judgment was not procured by, or impeachable on the grounds of, fraud;

•
the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•
recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•
the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•
the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and is not otherwise a judgment in respect of which section 5 of the Protection of Trading Interests Act 1980 has the effect of precluding courts in the U.K. from entertaining proceedings at common law for the recovery of any sum payable under such a judgment;

•
there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•
the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.
Subject to the foregoing, by obtaining a judgment from the courts in England and Wales investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that any such judgment obtained from U.S. federal or state courts will be so recognized or enforceable in England and Wales.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any setoff or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act relating to the resale of the Resale Shares by the Selling Shareholders. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions and “short-selling” provisions contained in Sections 16(b) and 16(c), respectively, of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

GUARDIAN METAL RESOURCES PLC

GUARDIAN METAL RESOURCES PLC
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025
	Note	6 months ended 31-Dec-25 (unaudited)	6 months ended 31-Dec-24 (unaudited)	Year ended 30-Jun-25 (audited)
		US$’000	US$’000	US$’000
Continuing operations
Other income		—	2	2
Gross profit		—	2	2
Administrative expenses	6	(4,792)	(988)	(2,719)
Loss from operating activities		(4,792)	(986)	(2,717)
Finance income		21	—	6
Loss before taxation		(4,771)	(986)	(2,711)
Taxation		—	—	—
Loss for the period from continuing operations		(4,771)	(986)	(2,711)
Items that will or may be reclassified to profit or loss
Exchange translation		(427)	(101)	908
Total other comprehensive (loss)/income		(427)	(101)	908
Total comprehensive loss for the period attributable to owners of the company		(5,198)	(1,087)	(1,803)
Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share $	7	(0.03)	(0.01)	(0.02)

GUARDIAN METAL RESOURCES PLC
UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2025
	Note	31-Dec-25 (unaudited)	31-Dec-24 (unaudited)	30-Jun-25 (audited)
		US$’000	US$’000	US$’000
Assets
Non-current assets
Intangible assets	9	26,807	12,347	17,906
Other non-current assets		25	—	—
Total non-current assets		26,832	12,347	17,906
Current assets
Trade and other receivables	11	245	179	175
Cash and cash equivalents		10,562	2,489	1,873
Total current assets		10,807	2,668	2,048
Total assets		37,639	15,015	19,954
Liabilities
Current liabilities
Trade and other payables	12	2,896	368	1,776
Total current liabilities		2,896	368	1,776
Total liabilities		2,896	368	1,776
Net assets		34,743	14,647	18,178
Equity
Share capital	8	2,131	1,517	1,739
Share premium	8	37,613	13,667	17,557
Shares to be issued		—	21	—
Capital contribution reserve		5,897	5,897	5,897
Share based payments reserve		1,639	168	324
Exchange reserve		675	93	1,102
Accumulated losses		(13,212)	(6,716)	(8,441)
Total equity		34,743	14,647	18,178

GUARDIAN METAL RESOURCES PLC
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025
	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 July 2024 (audited)	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Loss for the period	—	—	—	—	—	—	(986)	(986)
Currency translation	—	—	—	—	—	(101)	—	(101)
Total comprehensive loss for the period	—	—	—	—	—	(101)	(986)	(1,087)
Issue of ordinary shares	171	3,987	(153)	—	—	—	—	4,005
Share-based payments	—	—	—	—	6	—	—	6
Total transactions with owners	171	3,987	(153)	—	6	—	—	4,011
Balance at 31 December 2024 (unaudited)	1,517	13,667	21	5,897	168	93	(6,716)	14,647
Loss for the period	—	—	—	—	—	—	(1,725)	(1,725)
Currency translation	—	—	—	—	—	1,009	—	1,009
Total comprehensive income/(loss) for the period	—	—	—	—	—	1,009	(1,725)	(716)
Issue of ordinary shares	222	4,019	(21)	—	—	—	—	4,220
Share issue costs	—	(129)	—	—	—	—	—	(129)
Share-based payments	—	—	—	—	156	—	—	156
Total transactions with owners	222	3,890	(21)	—	156	—	—	4,247
Balance at 30 June 2025 (audited)	1,739	17,557	—	5,897	324	1,102	(8,441)	18,178
Loss for the period	—	—	—	—	—	—	(4,771)	(4,771)
Currency translation	—	—	—	—	—	(427)	—	(427)
Total comprehensive loss for the period	—	—	—	—	—	(427)	(4,771)	(5,198)
Issue of ordinary shares	392	21,323	—	—	—	—	—	21,715
Share issue costs	—	(1,267)	—	—	—	—	—	(1,267)
Share-based payments	—	—	—	—	1,315	—	—	1,315
Total transactions with owners	392	20,056	—	—	1,315	—	—	21,763
Balance at 31 December 2025 (unaudited)	2,131	37,613	—	5,897	1,639	675	(13,212)	34,743

GUARDIAN METAL RESOURCES PLC
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025
	Note	6 months ended 31-Dec-25 (unaudited)	6 months ended 31-Dec-24 (unaudited)	Year ended 30-Jun-25 (audited)
		US$’000	US$’000	US$’000
Cash flows from operating activities
Loss for the period		(4,772)	(986)	(2,711)
Adjustments for:
Share-based payment expense		1,315	6	162
Expenses settled in shares		—	26	63
Foreign exchange differences		(298)	1	444
		(3,755)	(953)	(2,042)
Changes in working capital:
Decrease in trade and other receivables		31	60	40
Increase/(decrease) in trade and other payables		1,107	(467)	880
Net cash used in operating activities		(2,617)	(1,360)	(1,122)
Cash flows from investing activities
Purchase of intangibles	9	(9,082)	(3,131)	(8,038)
Investment in financial assets		(25)	—	—
Net cash used in investing activities		(9,107)	(3,131)	(8,038)
Cash flows from financing activities
Proceeds from issue of share capital	8	21,715	3,979	8,091
Share issue costs	8	(1,267)	—	(123)
Net cash generated from financing activities		20,448	3,979	7,968
Net increase/(decrease) in cash and cash equivalents		8,724	(512)	(1,192)
Cash and cash equivalents at beginning of period		1,873	3,033	3,033
Effect of foreign currency exchange rates		(35)	(32)	32
Cash and cash equivalents at end of period		10,562	2,489	1,873

NOTES TO THE CONSOLIDATED INTERIM REPORT FOR SIX MONTHS
ENDED 31 DECEMBER 2025
1.   Reporting entity
Guardian Metal Resources plc is a public company limited by shares which is incorporated and domiciled in England and Wales. The address of the Company’s registered office is C/O Orana Corporate LLP, 25 Eccleston Place, London, United Kingdom, SW1W 9NF. The unaudited consolidated financial statements of the Group as at and for the period ended 31 December 2025 include the Company and its subsidiaries. The Company is the parent company of Golden Metal Resources LLC, Pilot Metals Inc. and BFM Resources Inc.; the subsidiaries are registered and domiciled in the US. The Group is primarily involved in the exploration and exploitation of mineral resources in the US.
2.   Basis of preparation
These condensed consolidated interim financial statements for the six months ended 31 December 2025 include results of Guardian Metal Resources Plc (the “Company”) and its subsidiaries (the “Group”) and have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), using the accounting policies set out in the Group’s consolidated financial statements for the year ended 30 June 2025.
The interim financial statements are presented in United States Dollar (US$) and prepared on a historical cost basis, except for certain financial instruments measured at fair value.
These condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Group’s audited consolidated financial statements for the year ended 30 June 2025.
IFRS as adopted in the United Kingdom is fully aligned with IFRS as issued by the IASB for the periods presented. Accordingly, there are no differences between IFRS as adopted in the United Kingdom and IFRS as issued by the IASB that would affect the Group’s condensed consolidated interim financial statements.
The Board of Directors approved these condensed consolidated interim financial statements on 12 February 2026.
(a)   Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB. They do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The 2025 interim financial report has not been audited.
Statutory accounts for the year ended 30 June 2025 have been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified and did not contain a statement under s498(2) or (3) of the Companies Act 2006.
(b)   Accounting policies
The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those applied in the Group’s audited consolidated financial statements for the year ended 30 June 2025 and those expected to be applied for the year ended 30 June 2026.
There have been no changes in accounting policies during the six-month period ended 31 December 2025 that have had a material impact on the condensed consolidated interim financial statements.
(c)   Judgements and estimates
The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were consistent with those disclosed in the Group’s audited consolidated financial statements for the year ended 30 June 2025, and there have been no material changes during the six-month period ended 31 December 2025.
(d)   Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis. Although the Group’s assets are not generating revenues, the Directors have considered all available information, including the Group’s proven ability to raise additional equity funding from its supportive shareholder base, and believe that the Group will have sufficient resources to meet its committed and contractual expenditure for at least the next 12 months from the reporting date. Accordingly, the Directors continue to adopt the going concern basis of accounting in preparing the interim financial statements for the period ended 31 December 2025.
(e)   Seasonality
The Group’s operations are not subject to significant seasonality or cyclicality. Exploration expenditure is incurred based on planned work programmes rather than seasonal factors.
3.   Significant events during the period
During the six months ended 31 December 2025, the Group successfully completed a US$21.0 million private placement equity fundraise through the issue of 25,945,000 ordinary shares to support key workstreams across the Group’s co-flagship Nevada-based tungsten projects, Pilot Mountain and Tempiute. Share issuance costs of US$1.3 million were recorded as a reduction of equity. A further 3,114,996 ordinary shares were issued during the period raising $0.7 million pursuant to the exercise of warrants and options. In aggregate, 29,059,996 ordinary shares were issued for cash during the period, as reflected in Note 8 and the consolidated statement of changes in equity.
The Group also received a US$6.2 million award from the United States Department of War to support the rapid advancement and Pre-Feasibility Study (“PFS”) for the 100%-owned Pilot Mountain tungsten Project in Nevada. The award is for reimbursement of costs incurred on the PFS. As at 31 December 2025, no cash reimbursements had been received and, accordingly, no amounts were recognized in the interim financial statements. When cash reimbursements are received they will be offset against the value of the Pilot Mountain asset in accordance with the provisions of IAS 20.
The Group acquired additional mining claims forming the Pilot North Tungsten Project which have been recognised in the value of intangible assets in the unaudited statement of financial position, and, at a corporate level, completed changes to the Board of Directors with Mr. Michael X. Schlumpberger replacing Mr. Mick Billing as Non-Executive Director. Director compensation and share-based payment expense are recognised within administrative expenses in accordance with IFRS 2. No termination or severance payments were made in connection with Mr. Billing’s retirement.
These events, where applicable, have been reflected in the condensed consolidated interim financial statements. Other than the events described above, there were no events or transactions during the period that were material to the condensed consolidated interim financial statements.
4.   Financial risk management and financial instruments
Risks and uncertainties
The Group’s activities expose it to a variety of financial risks, including market risk (foreign exchange risk and equity price risk), credit risk and liquidity risk.
The Board continually assesses and monitors the key financial risks of the business. The key financial risks that could affect the Group’s medium-term performance and the factors that mitigate those risks have not substantially changed from those set out in the Group’s 2025 Annual Report and Financial Statements, a copy of which is available from the Group’s website: https://www.guardianmetalresources.com/.

5.   Adoption of new and revised standards and interpretations
The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS. The adoption of these standards and amendments did not have any material impact on the financial results or position of the Group.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2026
The Group has not early adopted any of the above standards and intends to adopt them when they become effective.
6.   Administrative expenses
Administrative expenses for the period ended 31 December 2025 of US$ 4,792k (December 2024: US$ 988k) include a share-based payment charge of US$ 1,315k (December 2024: US$ 6k) in relation to the Company’s share options.
7.   Earnings per share
Basic loss per share
The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders and a weighted average number of ordinary shares in issue. The basic and diluted earnings per share are the same given the loss for the year, making the outstanding share options and warrants anti-dilutive.
	Period ended 31 December 2025	Period ended 31 December 2024	Year ended 30 June 2025
Weighted average number of ordinary shares (No.)	167,408,387	117,357,621	123,960,520
Loss attributable to ordinary shareholders (US$’000)	4,771	986	2,711
Basic loss per share ($)	0.03	0.01	0.02
8.   Share Capital
	Number of ordinary shares	Share capital	Share premium
	No.	US$’000	US$’000
Balance at 31 December 2024 (Unaudited)	122,406,991	1,517	13,667
Expenses settled in shares	100,000	2	35
Shares issued in relation to acquisition	150,000	2	63
Issued for cash	16,781,980	218	3,921
Expenses relating to share issues	—	—	(129)
Balance as at 30 June 2025 (Audited)	139,438,971	1,739	17,557
Expenses relating to share issues	—	—	(1,267)
Issued for cash	29,059,996	392	21,323
Balance at 31 December 2025 (Unaudited)	168,498,967	2,131	37,613

The shares have attached to them full voting, dividend, and capital distribution (including winding up) rights; they do not confer any rights of redemption.
During the period ended 31 December 2025, the Company received notice to exercise warrants over 991,276 new ordinary shares of 1p each at an exercise price of 10.75 pence per warrant share, raising $143,155 (£106,562), notice to exercise warrants over 1,103,720 new ordinary shares of 1 pence each at an exercise price of 17 pence per warrant, raising $252,063 (£187,632), and notice to exercise warrants over 120,000 new ordinary shares of 1 pence each at an exercise price of 37.50 pence per warrant, raising $60,533 (£45,000) for the Company. In addition, the Company received notice to exercise options over 800,000 new ordinary shares of 1 pence each at a price of 14 pence per option, raising $148,347 (£112,000) for the Company, and notice to exercise options over 100,000 new ordinary shares of 1 pence each at an exercise price of 40 pence per option, raising $52,528 (£40,000) for the Company.
9.   Intangibles
	Pilot Mountain Project	Tempiute Project	Other Projects	Total Prospecting and exploration rights
	US$’000	US$’000	US$’000	US$’000
Balance at 01 July 2024	8,662	268	350	9,280
Additions	7,632	292	179	8,103
Effect of foreign exchange	470	—	53	523
Balance at 30 June 2025	16,764	560	582	17,906
Additions	5,510	3,261	311	9,082
Effect of foreign exchange	(163)	(3)	(15)	(181)
Balance at 31 December 2025	22,111	3,818	878	26,807
Intangible assets relate to exploration and evaluation project costs capitalised as at 31 December 2025. Additions to project costs during the period ended 31 December 2025 were in relation to projects in Nevada, USA. The exploration projects comprise of the Pilot Mountain Project, Tempiute Project, Pilot Mountain North Project, Golconda Summit Project, Stonewall Project and Garfield Project. The Group is the operator of the Golconda Summit Project, and this is held under an earn-in right from the mineral claim owner under an option agreement.
At Pilot Mountain, activity during the period supported an accelerated programme of resource definition, technical studies and development work, culminating in the publication of an updated S-K 1300 compliant Technical Summary Report and Mineral Resource Estimate. The updated estimate delivered a material increase in open-pit constrained Indicated Mineral Resources relative to the 2018 scoping study, strengthening the foundation for advancement of the project toward completion of a Pre-Feasibility Study. Drilling, geological interpretation and supporting technical work continued during the period in line with the planned completion of the Pre-Feasibility Study in H1 2026.
At Tempiute, the Company commenced its inaugural diamond drilling programme, which confirmed consistent scheelite-bearing skarn mineralisation beyond the limits of historical mining. In parallel, geophysical, geochemical, metallurgical and gallium-related studies were advanced, together with preparatory site works and infrastructure upgrades, to support future resource definition and development planning. During the period, the Company also secured additional mineralised ground, extending the prospective strike length of the project and enhancing its district-scale potential and advanced studies to better understand the on-site historical tungsten mine tailings and mineralised stockpiles.
The Pilot Mountain North Project, established through the acquisition of additional mining claims within the Walker Lane Mineral Belt, advanced through geological mapping, sampling and initial field evaluations. Results to date support the potential for geological continuity with the Pilot Mountain system and the project’s strategic role within the Company’s broader Nevada tungsten development hub.
Limited, targeted exploration activity was also undertaken across the Company’s wider Nevada portfolio, including the Garfield and Golconda Summit projects, with work focused on maintaining project tenure and selectively advancing high-priority targets. No material activity was undertaken at Stonewall during the period.

10.   Capital Commitments
The Company has 100 per cent ownership of the Pilot Mountain, Pilot Mountain North, Garfield and Stonewall, and Kibby Basin lithium projects, and an earn-in option for up to 100 per cent of the Tempiute Project and up to 100 per cent of the Golconda Summit Project.
On 21 May 2021, the Company became the operator of the Golconda Summit Project when it entered into an Assignment and Assumption Agreement with GR Silver Mining and the Company was also assigned the Golconda Option Agreement to earn-in up to 100 per cent. GR Silver Mining historically entered into the Golconda Option Agreement to acquire 100 per cent title and interest with Eureka Resources, a private Nevada based company. Under the terms of the Assignment and Assumption Agreement, the Company has assumed the obligation to pay the remaining liability of US$275,000 due under the Golconda Option Agreement to Eureka Resources. Eureka Resources holds a 1 per cent net smelter royalty over the Golconda Summit Project which can be bought back at any time by the Company within one year after commencement of production for US$1,000,000.
Annual payments of US$50,000 are payable by the Company on or before 11 August of each of 2023, 2024, 2025, 2026 and 2027 and the Company holds an option to purchase the leased claims for US$335,000, less the amount of annual payments made. Guardian Metal is committed to approximately US$10,000 per annum for vehicle management costs/claim related fees.
On 17 June 2021, Golden Metal Resources LLC acquired the Garfield and Stonewall Projects from the Sunrise Resources Group. Under the terms of the Acquisition Agreements, the Sunrise Resources Group retain a 2 per cent royalty over the Garfield and Stonewall Projects. 1 per cent of each project royalty may be repurchased by the Company for US$1,000,000 at any time. Guardian Metal is committed to approximately US$32,000 per annum for vehicle management costs/claim related fees in relation to Garfield, and approximately US$4,000 per annum in relation to Stonewall.
On 1 November 2021, the Company acquired Black Fire Industrial Minerals Pty Ltd from Thor Mining Plc in order to acquire the Pilot Mountain Project. Certain mining claims within the Pilot Mountain Project are subject to a two per cent royalty held Nevada Select Royalty based on actual proceeds from the sale of minerals. In addition, Nevada Select Royalty is entitled to receive non-refundable prepayments in respect of the Pilot Metals Royalty at a current rate of US$40,000 per annum. Guardian Metal is committed to approximately US$32,000 per annum for vehicle management costs/claim related fees.
In January 2025, the Company signed an option agreement to purchase 100 per cent of the Tempiute Tungsten Project. During the term of the agreement, the Company is committed to paying the owner US$25,000 every six months, which is to be netted against the purchase price should the Company elect to exercise its option. Further, the Company shall pay the owner US$25,000 on the fifth anniversary of the deed and on each succeeding anniversary until the Company commences commercial production of minerals from the property. Each payment represents an advance payment of any royalties due to the owner. The agreement allows the Company to terminate at any time without incurring additional liabilities beyond payments accrued up to the termination date. As such, no liability for future payments has been recognised in the financial statements.
The Company is not committed to any costs in relation to the Kibby Basin Project.
11.   Trade and other receivables
	Period ended 31 December 2025	Period ended 31 December 2024	Year ended 30 June 2025
	US$’000	US$’000	US$’000
VAT receivable	74	62	50
Other receivables	171	117	125
Trade and other receivables	245	179	175

12.   Trade and other payables
	Period ended 31 December 2025	Period ended 31 December 2024	Year ended 30 June 2025
	US$’000	US$’000	US$’000
Trade payables	1,290	260	1,140
Other payables	707	18	65
Accrued expenses	899	90	571
Trade and other payables	2,896	368	1,776
13.   Post balance sheet events
On 2 January 2026, Guardian Metal issued 229,249 new ordinary shares of 1.0p each pursuant to the Company’s STIP awards for 2025.
At the date of this interim report, the Company had 168,728,216 Ordinary Shares in issue.
14.   Availability of interim report
A copy of these results will be made available for inspection at the Company’s registered office during normal business hours on any weekday. The Company’s registered office is at C/O Orana Corporate Llp, 25 Eccleston Place, London, United Kingdom, SW1W 9NF. A copy can also be downloaded from the Company’s website at https://www.guardianmetalresources.com/. Guardian Metal Resources is registered in England and Wales with registered number 13351178.
**Ends**

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Guardian Metal Resources plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Guardian Metal Resources plc and its subsidiaries (the “Group”) as of June 30, 2025 and 2024 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Group’s auditor since 25 August 2025.
/s/ PKF Littlejohn LLP

PKF Littlejohn LLP
London, England
Date: 16 December 2025

GUARDIAN METAL RESOURCES PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2025
	Note	Year ended 30 June 2025	Year ended 30 June 2024
		US$’000	US$’000
Continuing operations
Revenue		—
Gross profit		—	—
Other income		2	—
Administrative expenses	5	(2,719)	(1,376)
Loss from operating activities		(2,717)	(1,376)
Finance income		6	—
Loss before taxation		(2,711)	(1,376)
Taxation	7	—	—
Loss for the year from continuing operations		(2,711)	(1,376)
Other comprehensive (loss)/ income
Items that will or may be reclassified to profit or loss:
Exchange translation		908	(13)
Total other comprehensive (loss)/income		908	(13)
Total comprehensive (loss) for the year attributable to owners of the Company		(1,803)	(1,389)
Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share (pence)	14	(0.02)	(0.02)

GUARDIAN METAL RESOURCES PLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2025
	Note	30 June 2025	30 June 2024
		US$’000	US$’000
Assets
Non-current assets
Intangible assets	8	17,906	9,280
Total non-current assets		17,906	9,280
Current assets
Trade and other receivables	10	175	236
Cash and cash equivalents	11	1,873	3,033
Total current assets		2,048	3,269
Total assets		19,954	12,549
Liabilities
Current liabilities
Trade and other payables	16	1,776	826
Total current liabilities		1,776	826
Total liabilities		1,776	826
Net assets		18,178	11,723
Equity
Share capital	12	1,739	1,346
Share premium	12	17,557	9,680
Shares to be issued	12	—	174
Capital contribution reserve	13	5,897	5,897
Share based payment reserve	13	324	162
Exchange reserve	13	1,102	194
Accumulated losses		(8,441)	(5,730)
Total equity		18,178	11,723

GUARDIAN METAL RESOURCES PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2025
	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 01 July 2023	1,043	6,195	—	5,897	51	207	(4,354)	9,039
Loss for the year	—	—	—	—	—	—	(1,376)	(1,376)
Currency translation	—	—	—	—	—	(13)	—	(13)
Total comprehensive income / (expense) for the year	—	—	—	—	—	(13)	(1,376)	(1,389)
Issue of ordinary shares	303	3,542	174	—	—	—	—	4,019
Share issue costs	—	(71)	—	—	—	—	—	(71)
Share-based payments	—	14	—	—	111	—	—	125
Total transactions with owners	303	3,485	174	—	111	—	—	4,073
Balance at 30 June 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Balance at 01 July 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Loss for the year	—	—	—	—	—	—	(2,711)	(2,711)
Currency translation	—	—	—	—	—	908	—	908
Total comprehensive (expense) for the year	—	—	—	—	—	908	(2,711)	(1,803)
Issue of ordinary shares	393	8,006	(174)	—	—	—	—	8,225
Share issue costs	—	(129)	—	—	—	—	—	(129)
Share-based payments	—	—	—	—	162	—	—	162
Total transactions with owners	393	7,877	(174)	—	162	—	—	8,258
Balance at 30 June 2025	1,739	17,557	—	5,897	324	1,102	(8,441)	18,178
The following describes the nature and purpose of each reserve:
Share capital: amount subscribed for share capital at nominal value.
Share premium: amount subscribed for share capital in excess of nominal value.
Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.
Exchange reserve: foreign exchange differences in re-translation.
Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.
Accumulated losses: cumulative net losses recognised in the financial statements.

GUARDIAN METAL RESOURCES PLC
CONSOLIDATED STATEMENT OF CASH FLOWS
AS AT 30 JUNE 2025
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Cash flows used in operating activities
Loss for the year from continuing activities	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	162	111
Expenses settled in shares	63	142
Foreign exchange differences	444	(3)
	(2,042)	(1,126)
Changes in working capital:
Decrease in trade and other receivables	40	53
Increase in trade and other payables	880	415
Net cash outflows in operating activities	(1,122)	(658)
Cash flows from investing activities
Purchase of intangibles	(8,038)	(1,496)
Net cash outflows from investing activities	(8,038)	(1,496)
Cash flows from financing activities
Proceeds from issue of share capital	8,091	3,876
Share issue costs	(123)	(57)
Net cash inflows from financing activities	7,968	3,819
(Decrease)/ increase in cash and cash equivalents	(1,192)	1,665
Cash and cash equivalents at beginning of year	3,033	1,371
Effect of foreign currency exchange rates	32	(3)
Cash and cash equivalents at 30 June	1,873	3,033
Non-cash transactions during the year
During the year, the Company settled expenses totalling US$63k (2024: US$142k) via the issue of shares, or via warrant exercises. This amount has been deducted from the proceeds from the issue of share capital.
In addition, 150,000 ordinary shares were issued as non-cash consideration, valued at $65k (GBP £53k), in connection with the earn-in option agreement for the Tempiute Tungsten Project. As this represents an investing activity settled in equity rather than cash, it has not been included in the proceeds from the issue of share capital.

GUARDIAN METAL RESOURCES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2025
1.   Reporting entity
Guardian Metal Resources plc is a public company limited by shares which is incorporated and domiciled in England and Wales. The address of the Company’s registered office is 25 Eccleston Place, London, England, SW1W 9NF. The consolidated financial statements of the Company as at and for the year ended 30 June 2025 include the Company and its subsidiaries. The Company is the parent company of Golden Metal Resources LLC, Pilot Metals Inc. and BFM Resources Inc., and the subsidiaries are registered and domiciled in the U.S. The Group is primarily involved in the exploration and exploitation of mineral resources in the U.S.
2.   Going concern
The financial statements are prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group, including current level of resources and the required level of spending on exploration and corporate activities. As at the reporting date the Group had a cash balance of $1,873k. Subsequent to the reporting date the Group secured a funding award of $6.2 million and completed a private placement of $21.0 million.
The Board has reviewed the Group’s cash flow forecasts up until December 2026 having regard to its current financial position and operational objectives. The predominant focus of operational activities over the period to June 2026 will be the delivery of a Pre-Feasibility Study on its Pilot Mountain Project and a maiden resource at its Tempiute Project, for which both are fully funded. The cash flow forecasts indicate that the Group has the funds available to meet its operational activities and corporate activities through to December 2026, and thus has sufficient working capital and cash flows to continue in operational existence. Taking this into consideration, the Company has therefore adopted the going concern basis of accounting in the preparation of the financial statements.
3.   Basis of preparation
(a)   Statement of compliance
The consolidated financial statements have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements are prepared on the historical cost basis or the fair value basis where the fair value of relevant assets or liabilities has been applied, which applies to all listed investments held by the Group.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to the period presented, unless otherwise stated.
(b)   (i) New and amended standards, and interpretations issued and effective for the first time for annual reporting periods commencing on 1 January 2025 and have been adopted in preparing these financial statements:
•
Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) — effective 1 January 2025.

(ii)   New standards, amendments and interpretations in issue but not yet effective
At the date of approval of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue for the period beginning 1 January 2026 but not yet effective:
•
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments*; and Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments; and

•
IFRS 18 — Presentation and Disclosure of Financial Statements — effective 1 January 2027; and

•
IFRS 19 — Subsidiaries without Public Accountability: Disclosures — effective 1 January 2027.

The Directors do not expect that the adoption of these standards will have a material impact on the financial information of the Group in future periods.
(c)   Functional and presentation currency
The consolidated financial statements are presented in United States Dollar (US$). The Company’s functional currency is Pounds Sterling (£). All financial information presented has been rounded to the nearest thousand dollars, except where otherwise indicated.
(d)   Use of estimates and judgements
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.
The estimates and assumptions that have the most significant effect on the amounts recognised in the consolidated financial statements and/or have a significant risk of resulting in a material adjustment within the next financial year are as follows:
Group
Carrying value of intangible assets — Note 8
In arriving at the carrying value of intangible assets, the Group determines the need for impairment in accordance with IFRS 6 based on the level of geological knowledge and confidence of the mineral resources. Such decisions are taken on the basis of the exploration and research work carried out in the period utilising expert reports.
Valuation of share-based payments — Note 15
Accounting for some equity-settled share-based payment awards requires the use of valuation models to estimate the future share price performance of the Company. These models require the Directors to make assumptions regarding the share price volatility, risk free rate and expected life of awards in order to determine the fair values of the awards at grant dates.
4.   Significant accounting policies
The accounting policies set out below have been applied consistently throughout the year presented in these consolidated financial statements and have been applied consistently by Group entities.
(a)   Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 30 June each year. The prior year comparatives are for the year ended 30 June 2024.
Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•
The contractual arrangement with the other vote holders of the investee;

•
Rights arising from other contractual arrangements; and

•
The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
Acquisitions of mineral exploration licences through the acquisition of non-operational corporate structures that do not represent a business and therefore do not meet the definition of a business combination, are accounted for as the acquisition of an asset.
Where an acquisition transaction constitutes the acquisition of an asset and not a business, the consideration paid is allocated to assets and not a business, the consideration paid is allocated to assets and liabilities acquired based on their relative fair values.
Deferred tax is not recognised upon an asset acquisition.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
(b)   Business combinations
On acquisition, the assets and liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of the acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognised for the non-controlling interest (and where the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree) is lower than the fair value of the assets, liabilities and contingent liabilities and the fair value of any pre-existing interest held in the business acquired, the difference is recognised in profit and loss.
(i)   Subsidiaries and acquisitions
Business combinations are accounted for using the acquisition method as at the acquisition date — i.e., when control is transferred to the Group. Control is when the investor has power over the investee, exposure or rights, to variable returns from its involvements with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns.
The results of subsidiaries acquired or disposed of during the year are included in the statement of comprehensive income from the effective date of acquisition, or up to the effective date of disposal, as appropriate.
Investments and loans in subsidiaries
The Company recognises its investments in and loans to subsidiaries at cost less any provision for impairment. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all loans to subsidiaries, except those classified as part of the net investment in subsidiaries.
(ii)   Transactions eliminated on consolidation
Intra-group balances and transactions, and any income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(c)   Foreign currency
(i)   Foreign currency transactions
The financial information of the Group is presented in the currency of the primary economic environment in which the entity operates (United States Dollar (US$)). The functional currency of the Company is Pounds Sterling (£).
In preparing the financial information of the Group, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At the balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in the statement of comprehensive income for the period.
The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities for the statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•
income and expenses for the income statement are translated at average exchange rates; and

•
all resulting exchange differences are recognised as a separate component of equity.

Foreign currency differences arising on retranslation into an entity’s functional currency are recognised in profit or loss
(ii)   Foreign operations
The assets and liabilities of foreign operations are translated to United States Dollar at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States Dollar at exchange rates at the dates of the transactions, with differences recognised in other comprehensive income.
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such items are considered to form part of a net investment in the foreign operation and are recognised in other comprehensive income and presented in the exchange reserve in equity.
(d)   Financial instruments
(i)   Financial assets
The Group classifies its financial assets into one of the categories discussed below, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:
Amortised cost
The Group assesses at the reporting date whether there is objective evidence that a financial asset, or a group of financial assets, is impaired. A financial asset, or a group of financial assets, is impaired, and impairment losses are incurred, only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset, or group of financial assets, that can be reliably estimated.
Receivables that are known to be uncollectible are written off by reducing the carrying amount directly. The Group considers that there is evidence of impairment if any of the following indicators are present:
•
significant financial difficulties of the debtor;

•
probability that the debtor will enter bankruptcy or financial reorganisation; or

•
default or delinquency in payments.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets. The Group’s loans and receivables comprise other receivables.
Loans and receivables are initially recognised at fair value through profit or loss and are subsequently measured at amortised cost using the effective interest rate method, less provision for impairment.
Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and short term highly liquid deposits which are subject to an insignificant risk of changes in value.
(ii)   Financial liabilities
The Group classifies its financial liabilities into one of the categories discussed below, depending on the purpose for which the liability was incurred. The Group’s accounting policy for each category is as follows:
Amortised cost
The Group’s financial liabilities held at amortised cost are recognised in the statement of financial position when the Group becomes a party to the contractual provision of the instrument.
Financial liabilities measured at amortised cost comprise trade payables and other short-dated monetary liabilities, which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method.
Determination of Fair values
All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorised within the fair value hierarchy. The fair value hierarchy prioritises the inputs to valuation techniques used to measure fair value. The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments and other assets and liabilities for which the fair value was used:
•
level 1:   quoted prices in active markets for identical assets or liabilities;

•
level 2:   inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•
level 3:   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(e)   Share capital
Ordinary shares
Ordinary shares are classified as equity. There is one class of ordinary share in issue, as detailed in note 12.
(f)   Capital contribution
Capital contribution relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.
(g)   Intangible assets
(i)   Prospecting and exploration rights
Rights acquired with subsidiaries are recognised at fair value at the date of acquisition. Other rights acquired and development expenditure is recognised at cost.

The Group recognises expenditure as exploration and evaluation assets when it determines that those assets will be successful in finding specific mineral resources (IFRS 6 assets). Expenditure included in the initial measurement of exploration and evaluation assets and which are classified as intangible assets relate to the acquisition of rights to undertake topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and other activities to evaluate the technical feasibility and commercial viability of extracting a mineral resource.
Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.
When a project is deemed not feasible, related costs are expensed as incurred. Costs incurred include any costs pertaining to technical and administrative overheads. Administration costs that are not directly attributable to a specific exploration area are expensed as incurred, and subsequently capitalised if it is reasonably certain that a resource will be defined.
Capitalised development expenditure will be measured at cost less accumulated amortisation and impairment losses.
(ii)   Impairment
Intangible assets not yet available for use are tested for impairment annually. Whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, an asset is reviewed for impairment. An assets carrying value is written down to its estimated recoverable amount (being the higher of the fair value less costs to sell and value in use) if that is less than the assets carrying amount.
Impairment reviews for deferred exploration and evaluation expenditure are carried out on a project-by-project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise such as:
•
unexpected geological occurrences that render the resource uneconomic;

•
title to the asset is compromised;

•
variations in mineral prices that render the project uneconomic;

•
substantive expenditure on further exploration and evaluation of mineral resources is neither budgeted nor planned; and

•
the period for which the Group has the right to explore has expired and is not expected to be renewed.

Impairment losses are recognised in profit or loss. For all assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(h)   Director benefits — share based payments
The grant date fair value of share-based payment awards granted to Directors is recognised as a director expense, with a corresponding increase in equity, over the period that the Directors become unconditionally entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
Market vesting conditions are factored into the fair value of all options granted. If all other vesting conditions are satisfied, a charge is made irrespective of whether market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.
Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

(i)   Taxation
Tax expense or credit comprises current and deferred tax. Current and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.
(i)   Current tax
Current tax is based on the taxable profit or loss for the year calculated using tax rates that have been enacted or substantively enacted by the end of the reporting year. The Company does not currently generate taxable profits.
(ii)   Deferred tax
Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases and is accounted for using the balance sheet liability method.
Deferred tax is calculated at the tax rates that have been enacted or substantively enacted and are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to the statement of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.
Judgement is applied in making assumptions about future taxable income to determine the extent to which the Company recognises deferred tax assets, as well as the anticipated timing of the utilisation of the losses.
(j)   Segmental information
An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) and for which discrete financial information is available.
The Company’s CODM is the Board of Directors. The Board reviews consolidated financial information of the Group for the purposes of allocating resources and assessing performance.
During the year ended 30 June 2025, the Group operated as a single operating and reportable segment, being the exploration and evaluation of mineral resources in Nevada, United States. The Group is an exploration-stage company and does not generate revenues.
The information reviewed by the CODM includes consolidated financial information relating to operating expenditures and cash position. The CODM does not regularly review discrete measures of profit or loss by project or geographical area, nor does the CODM regularly review discrete information regarding assets or liabilities by project or geographical area.
The CODM reviews total assets as reported in the consolidated statement of financial position when making decisions regarding resource allocation. No separate measures of segment assets or liabilities are reviewed.
As a result, the Group has a single operating and reportable segment, and the segment information is the same as that presented in the consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows.

5.   Operating expenses
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Operating expenses include:
Staff costs	506	354
Share based payment expense	162	124
Auditor’s remuneration – audit services	95	37
Other administrative expenses	1,956	861
	2,719	1,376
6.   Directors’ emoluments
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Group and Company
Social security contributions	43	32
Directors’ salary and fees	463	322
Share based payments	162	124
Total	668	478
The monthly average number of Directors during the year was:
	Year ended 30 June 2025	Year ended 30 June 2024
Group and Company
Directors	5	5
Total	5	5
Emoluments disclosed above include the following amounts paid to the highest Director:
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Emoluments for qualifying services	270	213
Total	270	213
All employees of the Company are Directors, who together have authority and responsibility for planning, directing and controlling the activities of the Group.
7.   Taxation
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Reconciliation of tax (credit)/expense
Losses from operations	2,711	1,376
Tax using the Company’s effective domestic tax rate of 19% (2024: 19%)	(515)	(261)
Effects of:
Disallowable expenditure	162	126
Current losses with no recognisable deferred tax asset	353	135
	—	—

Factors that may affect future tax charges
At the year end, the UK Company had unused tax losses available for offset against suitable future profits of approximately US$4,613k (2024: US$2,405k). A deferred tax asset has not been recognised in respect of such losses due to uncertainty of future profit streams. The main rate of UK corporation tax during the year ended 30 June 2025 was 25 per cent, however the Company has applied the small profits rate being 19 per cent which is applicable to companies with profits under £50,000 (2024: 19 per cent).
8.   Intangible assets
Group Prospecting and exploration rights
US$’000
As at 01 July 2023	7,796
Additions	1,496
Effect of foreign exchange	(12)
Balance at 30 June 2024	9,280
Additions	8,103
Effect of foreign exchange	523
Balance at 30 June 2025	17,906
	Pilot Mountain Project	Tempiute Project	Other Projects	Total Prospecting and exploration rights
	US$’000	US$’000	US$’000	US$’000
As at 01 July 2023	7,445	—	351	7,796
Additions	1,228	268		1,496
Effect of foreign exchange	(11)	—	(1)	(12)
Balance at 30 June 2024	8,662	268	350	9,280
Additions	7,632	292	179	8,103
Effect of foreign exchange	470	—	53	523
Balance at 30 June 2025	16,764	560	582	17,906
Intangible assets relate to exploration and evaluation project costs capitalised as at 30 June 2025. Additions to project costs during the year ended 30 June 2025 were in relation to projects in Nevada, USA. The exploration projects comprise of the Pilot Mountain Project, Tempiute Project, Golconda Summit Project, Stonewall Project and Garfield Project. The Group is the operator of the Golconda Summit Project, and this is held under an earn-in right from the mineral claim owner under an option agreement.
Considerable progress was made across Pilot Mountain during the period. Following the completion of a high-resolution Induced Polarization (IP) survey completed during the previous period, results were announced which included the delineation of multiple exploration targets designated for further exploration. Following up on this, ground magnetics was completed principally over the Desert Scheelite deposit area which led to the identification of a significant magnetic anomaly located immediately south of this target area. Notice level permits were then obtained and within the period, the Company’s first ever diamond drilling programme commenced with initial assay results generally confirming the position grades and thickness of the historical Mineral Resource Estimate (MRE). On the Garfield Property during the year, surface sampling and prospecting was reported by the Company including high-grade epithermal gold vein structures along with elevated silver and copper. The other projects in the Company portfolio were not significantly active as the company focused on tungsten.
During the year, Guardian added a second co-flagship project through the acquisition of the option to purchase the historical Tempiute (Emerson) tungsten mine in Lincoln County, Nevada. A Letter of Intent was signed on 31 October 2024, with the definitive agreement completed on 27 January 2025. Since the acquisition, Guardian has advanced preparatory workstreams at Tempiute in support of a planned late summer 2025 drilling programme. The combination of historical production, existing infrastructure, and new exploration potential establishes Tempiute as a highly complementary asset to Pilot Mountain, further strengthening Guardian’s ability to deliver scale within a Nevada-based tungsten production hub. Compilation of the extensive historical dataset from this former tungsten producing mine area was progressed with initial 3D models developed to support planned future exploration.
Garfield was advanced considerably during the previous period. This includes several ground-based work programmes which were subsequently followed up with further staking increasing the overall size and prospectivity of the project. Multiple porphyry targets were generated by follow up geophysical surveys and in particular at the High-Grade and Power-Line Zones. Inversions completed over the magnetic results confirmed the presence of two buried and sizeable magnetic anomalies which are found directly underneath considerable zones of copper anomalism (in rock and soil) at surface within the two zones. The Pamlico Gold Zone was also discovered during the period which presented both high-grade copper/silver and gold at surface within this area.
Kibby Basin was acquired via staking by the Group in July 2023. Subsequent to that, a full detailed historical data compilation was completed with the results of that work released shortly thereafter. The results highlighted an untested conductor within the project which is found stratigraphically below multiple lithium rich intervals which were interested by a previous operator within the basin.
Guardian Metal is also the operator of the Golconda Summit Project which is held under an earn-in right from the mineral claim owner under an option agreement. No work was completed on the Golconda Summit Project during the period.
9.   Investments in subsidiaries
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Non-current investments
Investment in Golden Metal Resources LLC	—	—
Investment in Pilot Metals Inc.	5,880	5,880
Investment in BFM Resources Inc.	17	17
Total	5,897	5,897
During the year, the Group reviewed the classification of a loan receivable from a subsidiary previously presented within current assets as ‘amounts due from group undertakings.’ Management has determined that this balance forms part of the net investment in the subsidiary, as there is no intention of demanding payment in the foreseeable future. Accordingly, the loan has been reclassified as a non-current asset within ‘Investments in subsidiaries.’
Subsidiaries	Activity	Country of incorporation	Ownership interest	Registered office
Golden Metal Resources LLC	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 1000, Las Vegas, NV 89169, USA
Pilot Metals Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA
BFM Resources Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA

10.   Trade and other receivables
	Group
	As at 30 June 2025	As at 30 June 2024
	US$’000	US$’000
VAT receivable	50	47
Other receivables	125	189
Trade and other receivables	175	236
11.   Cash and cash equivalents
	Group
	As at 30 June 2025	As at 30 June 2024
	US$’000	US$’000
Bank balances	1,873	3,033
Cash and cash equivalents	1,873	3,033
12.   Share capital
	Number of ordinary shares
	Year ended 30 June 2025	Year ended 30 June 2024
Balance at beginning of year	109,832,217	85,000,255
Expenses settled in shares	170,000	617,647
Shares issued in relation to acquisition	150,000	—
Issued for cash	29,286,754	24,214,315
In issue at 30 June – fully paid (par value 0.1p)	139,438,971	109,832,217
	Ordinary share capital
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Balance at beginning of year	1,346	1,043
Expenses settled in shares	2	—
Shares issued in relation to acquisition	2	—
Share issues	389	303
Balance at end of year	1,739	1,346
	Share premium
	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000
Balance at beginning of year	9,680	6,195
Expenses settled in shares	61	—
Shares issued in relation to acquisition	63
Share issues	7,882	3,542
Expenses relating to share issues	(129)	(57)
Balance at 30 June	17,557	9,680
The shares have attached to them full voting, dividend, and capital distribution (including winding up) rights; they do not confer any rights of redemption.

On 15 August 2024, the Company announced it had completed a strategic financing raising $2,762,667 (£2,154,075) through a direct subscription of 7,978,054 new ordinary shares of 1 pence each at a price of 27 pence per share, representing 6.7% of the enlarged share capital of the Company.
On 15 November 2024, it was announced that the Company had issued 70,000 new ordinary shares of 1 pence each in lieu of supplier fees to the value of $26,597 (£21,000), at a price of 30 pence per share.
On 6 January 2025, the Company completed a strategic fundraise of $915,321 (£750,000) through the issue of 2,500,000 new ordinary shares of 1 pence each in a placing with a single institutional investor at an issue price of 30 pence per share, representing 2% of the enlarged issued share capital of the Company.
On 27 January, the Company announced it had signed an option agreement with Hinkinite Resources LLC (“Hinkinite”), to acquire 100% of the Tempiute Project, and issued 150,000 new ordinary shares as consideration to Hinkinite at a price of 35 pence per share for a total of $65,222 (£52,500).
During the year ended 30 June 2025, the Company received notice to exercise warrants over 16,408,700 new ordinary shares of 1 pence each at an exercise price of 17 pence per warrant, raising $3,646,984 (£2,789,479), and notice to exercise warrants over 2,500,000 new ordinary shares or 1 pence each at an exercise price of 25 pence per warrant, raising $808,321 (£625,000) for the Company.
Shares to be issued at 30 June 2024 were issued during the year, resulting in a share capital and premium movement of $173,588 (£136,859).
13.   Reserves
Accumulated losses
Accumulated losses comprise cumulative accounting profits and losses since incorporation.
Share capital
The share capital comprises the issued ordinary shares of the Company at par value.
Share premium
The share premium comprises the excess value recognised from the issue of ordinary shares above par value.
Exchange reserve
The exchange reserve comprises exchange differences arising on translation of assets from functional currency £ to presentational currency US$. As the Group is primarily involved in the exploration and exploitation of mineral resources in the US, the consolidated and Company financial statements are presented in US$.
Share based payment reserve
The share based payment reserve comprises of amounts recognised for the fair value of share options and warrants granted.
Capital contribution
The capital contribution represents the value of loans assigned from subsidiary undertakings as part of a Group reorganisation. The loans were acquired by the Company following the collapse of three Group companies, namely Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, and the acquisition of debt due to Thor Mining Plc.
A Share Purchase Agreement (SPA) was entered into with Thor Mining Plc on 14 December 2021 for the acquisition of 1,256,350 ordinary shares in Black Fire Industrial Minerals Pty Ltd by Golden Metal

Resources Australia Pty Ltd. Debt due to Thor Mining Plc from BFM Resources Inc. and Pilot Metals Inc. of AUD$1,873k and AUD$2,064k respectively was acquired by Golden Metal Resources Australia Pty Ltd during the transaction.
Following the transaction, Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, all previously subsidiaries of the Company, were deregistered or liquidated. Intragroup debt amounting to US$5,897k, including the debt acquired from Thor Mining Plc by Golden Metal Resources Australia Pty Ltd, was transferred to the Company. This has been recognised as a capital contribution in these Financial Statements.
Consideration of US$1,765k, comprising 48,118,920 ordinary shares and 12,500,000 warrants for ordinary shares in Power Metal Resources Plc and a US$115k cash sum, was settled by Power Metal Resources Plc to Thor Mining Plc on behalf of Golden Metal Resources Australia Pty Ltd.
The consideration paid by Power Metal Resources Plc of US$1,765k was recharged to the Company and capitalised as an intangible asset.
14.   Earnings per share
Basic and diluted loss per share
The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of US$2,711k (2024: US$1,376k), and a weighted average number of ordinary shares in issue of 123,960,520 (2024: 89,803,058). The basic and diluted earnings per share are the same given the loss for the year, making the outstanding share options and warrants anti-dilutive.
15.   Share options and warrants
Reconciliation of outstanding share options:
2025	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	6,004,860	0.13
Granted during the year	1,400,000	0.09
Outstanding at 30 June 2025	7,404,860	0.18
Exercisable at 30 June 2025	6,704,860	0.18
2024	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2023	2,104,860	0.11
Granted during the year	3,900,000	0.14
Outstanding at 30 June 2024	6,004,860	0.25
Exercisable at 30 June 2024	5,303,240	0.13
The weighted average contractual life of the options outstanding at the reporting date is one year and 167 days (2024: two years and 95 days).
Exercise prices of share options outstanding at 30 June 2025 are 10.75p, 14p and 40p.

The fair values of the options granted during the year were calculated using the Black Scholes Model with the following assumptions:
Date granted	September 2024	January 2025
Risk free interest rate	3.638%	4.107%
Expected volatility	68.297%	64.824%
Expected dividend yield	0%	0%
Life of the option	1.5 years	1.5 years
Share price at measurement date	£0.305	£0.328
Fair value	£69,877	£31,878
In the current year, expected volatility was calculated using the Company’s historical share price over the one-year period prior to the grant date, whereas in the prior year it was based on the average volatility of five similar companies in the same industry.
US$162k has been recognised as a share-based payment expense in the Statement of Comprehensive Income related to portion of share options deemed to have vested during the year.
Directors’ Options
There were no options issued to Directors during the year.
Reconciliation of outstanding warrants
	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	21,106,446	0.14
Granted during the year	4,209,027	0.40
Exercised	(18,908,700)	0.18
Lapsed	(102,750)	0.17
Outstanding at 30 June 2025	6,304,023	0.31
Exercisable at 30 June 2025	6,304,023	0.31
2024	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2023	36,840,444	0.14
Granted during the year	2,500,000	0.25
Exercised	(16,964,315)	(0.11)
Lapsed	(1,269,683)	(0.11)
Outstanding at 30 June 2024	21,106,446	0.18
Exercisable at 30 June 2024	21,106,446	0.18
The weighted average contractual life of the warrants outstanding is 260 days (2024: 352 days).
Exercise prices of share options outstanding at 30 June 2025 are 10.75p, 17p, 37.5p and 40p.

The fair values of the warrants granted during the year were calculated using the Black Scholes Model with the following assumptions:
Date granted	January 2025	January 2025
Warrants granted	120,000	100,000
Risk free interest rate	4.240%	4.140%
Expected volatility	70%	69%
Expected dividend yield	0%	0%
Life of the option	1 year	1 year
Share price at measurement date	£0.300	£0.350
Fair value	£7,605	£8,296
The remaining warrants were issued in conjunction with the placing, therefore the fair value is deemed to be included in the share price and have not been valued separately.
Directors’ warrants
There were no warrants issued to Directors during the year.
16.   Trade and other payables
	Group
	As at 30 June 2025	As at 30 June 2024
	($ in thousands)
Trade payables	1,140	251
Other payables	65	54
Accrued expenses	571	521
Trade and other payables	1,776	826
17.   Financial instruments
Financial risk management
Overview
The Group has exposure to the following risks arising from financial instruments:
•
credit risk

•
liquidity risk

•
market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.
Risk management framework
The Company’s board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the

Group’s activities. The Group, through its training, management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
Cost may be an appropriate estimation of fair value at the measurement date only in limited circumstances, such as for a pre-revenue entity when there is no catalyst for change in fair value, or if the transaction date is relatively close to the measurement date. Other indicators include insufficient recent information; a wide range of possible fair values and cost represents the best estimate.
Financial instruments measured at fair value
The fair value hierarchy of financial instruments measured at fair value is provided below. The different levels have been defined as follows:
•
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

•
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

There have been no transfers between levels during the period. Additions to level 3 during the period are valued based on cost of investment, for both the Group and the Company.
Financial assets carried at amortised cost
	Group
	As at 30 June 2025	As at 30 June 2024
	($ in thousands)
Cash and cash equivalents	1,873	3,033
	1,873	3,033
Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:
	Group
	As at 30 June 2025	As at 30 June 2024
	($ in thousands)
Trade and other receivables	125	189
Cash and cash equivalents	1,873	3,033
	1,998	3,222
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.
Non-derivative financial liabilities carried at amortised cost
Group
30 June 2025	Carrying amount	2 months or less	3 – 12 months	More than 1 year
	($ in thousands)
Trade and other payables	1,205	1,205	—	—
	1,205	1,205	—	—
Exposure to credit risk
Group and Company
30 June 2024	Carrying amount	2 months or less	3 – 12 months	More than 1 year
	($ in thousands)
Trade and other payables	305	305	—	—
	305	305	—	—
The Group reviews its facilities regularly to ensure that it has adequate funds for operations and expansion plans.
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. Due to the nature of the Group’s operations, it will be mainly exposed to fluctuations in the price of tungsten, copper and gold. The Group, where able, will look to hedge its foreign currency exposure.
Currency risk
The Group operates internationally and is exposed to foreign currency risk arising on cash and cash equivalents and receivables denominated in a currency other than the respective functional currencies of Group entities. The currencies in which these transactions primarily are denominated are Sterling (GBP), Canadian Dollar (CAD) and Australian Dollar (AUD). The following balances were held in foreign currency at the reporting date are:
	Group
	30 June 2025	30 June 2024
	($ in thousands)
Net foreign currency financial assets/(liabilities)
GBP	1,258	2,988
CAD	—	(84)
AUD	(8)	—
Total net exposure	1,250	2,904
Sensitivity analysis
A 10 per cent strengthening of sterling against the respective currencies at 30 June would have increased/(decreased) equity and profit or loss by the amounts shown below:

	Profit and Loss		Equity
	30 June 2025	30 June 2024	30 June 2025	30 June 2024
	($ in thousands)
Group and Company
GBP	(126)	(299)	(126)	(299)
CAD	—	8	—	8
AUD	1	—	1	—
Total net exposure	(125)	(291)	(125)	(291)
A 10 per cent weakening of the sterling against the respective currencies would have an equal but opposite effect.
Capital risk management
The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The capital structure of the business consists of cash and cash equivalents, debt and equity, which at 30 June 2025 for the Group totalled US$18,178k (2024: US$11,723k) and for the Company totalled US$21,651k (2024: US$14,451k). The total cash and cash equivalents is set out above and in note 11. Debt comprises various items which are set out above and in note 16.
Fair values and carrying amounts
The carrying values of financial assets and liabilities are all approximate to their fair values per the statement of financial position.
18.   Related parties
Intragroup debt amounting to US$5,897k (2024:US$5,897k), including the debt acquired from Thor Mining Plc by Golden Metal Resources Australia Pty Ltd, was transferred to the Company following a Group re-organisation in the period ending June 2022. The amount receivable from Pilot Metals Inc. and BFM Resources Inc. as at 30 June 2025 amounted to US$5,897k (2024: US$5,897k). There is no interest charged on the intragroup debt, management do not expect to demand repayment in the foreseeable future. Therefore it is deemed part of the net investment in the subsidiaries and classed as non-current.
Loans from the substantial shareholder, Power Metals Resources Plc included £250k received in April 2024, which was repaid in full in January 2025. The total balance at year end is $nil.
During the year, transactions totalling $4.9m, including a management charge for director fees totalling $120k (£88k) (2024: $Nil) which related to work performed were transferred to Golden Metal Resources LLC, the Company’s wholly owned subsidiary (2024: US$32k). The total balance owing at the year end is $4.9m (2024: US$25k).
Transactions with key management personnel:
During the year the Company paid US$31.1k (2024: US$30.2k) to MBB Trading Pty Ltd, a company in which M Billing has a beneficial interest in, for his director services. These fees are in line with his Director contract.
During the year the Company paid US$50.8k (2024: US$22.4k) to The Zephyr Group LLC, a company in which JT Starzecki has a beneficial interest in, for his director services. These fees are in line with his Director contract.
19.   Capital commitments
The Company has 100 per cent ownership of the Pilot Mountain, Garfield and Stonewall, and Kibby Basin lithium projects, and an earn-in option for up to 100 per cent of the Tempiute Project and up to 100 per cent of the Golconda Summit Project.

On 21 May 2021, the Company became the operator of the Golconda Summit Project when it entered into an Assignment and Assumption Agreement with GR Silver Mining and the Company was also assigned the Golconda Option Agreement to earn-in up to 100 per cent. GR Silver Mining historically entered into the Golconda Option Agreement to acquire 100 per cent title and interest with Eureka Resources, a private Nevada based company. Under the terms of the Assignment and Assumption Agreement, the Company has assumed the obligation to pay the remaining liability of US$275,000 due under the Golconda Option Agreement to Eureka Resources. Eureka Resources holds a 1 per cent net smelter royalty over the Golconda Summit Project which can be bought back at any time by the Company within one year after commencement of production for US$1,000,000.
Annual payments of US$50,000 are payable by the Company on or before 11 August of each of 2023, 2024, 2025, 2026 and 2027 and the Company holds an option to purchase the leased claims for US$335,000, less the amount of annual payments made. Guardian Metal is committed to approximately $10,000 per annum for vehicle management costs/claim related fees.
On 17 June 2021, Golden Metal Resources LLC acquired the Garfield and Stonewall Projects from the Sunrise Resources Group. Under the terms of the Acquisition Agreements, the Sunrise Resources Group retain a 2 per cent royalty over the Garfield and Stonewall Projects. 1 per cent of each project royalty may be repurchased by the Company for US$1,000,000 at any time. Guardian Metal is committed to approximately $32,000 per annum for vehicle management costs/claim related fees in relation to Garfield, and approximately $4,000 per annum in relation to Stonewall.
On 1 November 2021, the Company acquired Black Fire Industrial Minerals Pty Ltd from Thor Mining Plc in order to acquire the Pilot Mountain Project. Certain mining claims within the Pilot Mountain Project are subject to a two per cent royalty held Nevada Select Royalty based on actual proceeds from the sale of minerals. In addition, Nevada Select Royalty is entitled to receive non-refundable prepayments in respect of the Pilot Metals Royalty at a current rate of US$40,000 per annum. Guardian Metal is committed to approximately $32,000 per annum for vehicle management costs/claim related fees.
In January 2025, the Company signed an option agreement to purchase 100 per cent of the Tempiute Tungsten Project. During the term of the agreement, the Company is committed to paying the owner US$25,000 every six months, which is to be netted against the purchase price should the Company elect to exercise its option. Further, the Company shall pay the owner US$25,000 on the fifth anniversary of the deed and on each succeeding anniversary until the Company commences commercial production of minerals from the property. Each payment represents an advance payment of any royalties due to the owner. The agreement allows the Company to terminate at any time without incurring additional liabilities beyond payments accrued up to the termination date. As such, no liability for future payments has been recognised in the financial statements.
The Company is not committed to any costs in relation to the Kibby Basin Project.
20.   Post balance sheet events
On 23 July 2025, the Company announced that its wholly owned subsidiary, Golden Metal Resources LLC, had been approved for an award of US$6.2 million by the United States Department of Defense under Title III of the Defense Production Act. The award will support the advancement of the Pilot Mountain Project, including funding a comprehensive pre-feasibility study and key environmental studies.
On the same date, the Company announced the successful completion of a strategic equity fundraising, raising gross proceeds of approximately US$21 million (GBP £15.6 million) through the issue of 25,495,000 new ordinary shares at a price of £0.60 per share. The fundraising was led by the Company’s largest shareholder, UCAM Limited, and will support development work at both Pilot Mountain and Tempiute, including resource drilling, engineering studies, and permitting.
On 25 July 2025, the Company reported the exercise of 2,094,996 warrants, raising a total of approximately US$380k (GBP £294k). The exercises included participation from certain directors of the Company and increased the total issued share capital to 150,812,301 ordinary shares.

On 28 July 2025, the Company announced the expansion of the Tempiute Project through the acquisition of additional claims, including the historical Schofield open pit mine. The acquisition, completed for US$40k extends the mineralised strike length at Tempiute to approximately 3km and is held royalty-free.
On 19 August 2025, the Company announced that its significant shareholder, Power Metal Resources plc had sold its remaining 24,699,825 ordinary shares in Guardian Metal for £13,584,904 representing a price of 55p per Sale Share to an investment fund managed by Duquesne Family Office LLC.
On 26 August 2025, the Company announced that it has become a member of the Defense Industrial Base Consortium (DIBC) and the Cornerstone Program. As Guardian Metal continues to pursue partnership opportunities to strengthen its relationship with the U.S. Government, it has joined these groups as another step forward in its progress.
On 8 September 2025, the company announced that it intends to undertake an offering for ordinary shares (or ADRs) in the United States and complete a related listing on a US securities exchange, with the offering and listing expected to be completed during H1 2026.
On 12 September 2025, the Company announced the exercise of warrants over 40,000 new ordinary shares of 1 pence each in the Company at an exercise price of 37.5p per Warrant Share, raising £15,000 for the Company.
On 26 September 2025, the Company announced the exercise of warrants over 80,000 new ordinary shares of 1 pence each in the Company at an exercise price of 37.5p per Warrant Share, raising £30,000 for the Company.
On 31 October 2025, the Company announced the exercise of options over 300,000 new ordinary shares of 1 pence each in the Company at an exercise price of 22.7p per Share, raising £68,000 for the Company.
On 14 November 2025, the Company announced the exercise of warrants over 100,000 new ordinary shares of 1 pence each in the Company at an exercise price of 0.14p per Warrant Share, raising £14,000 for the Company.
On 28 November 2025, the Company announced the exercise of options over 500,000 new ordinary shares of 1 pence each in the Company at an exercise price of 0.14p per Warrant Share, raising £70,000 for the Company.

Guardian Metal Resources PLC
72,111,177 Ordinary Shares, including in the form of American Depositary Shares
Offered by the Selling Shareholders

PROSPECTUS

           , 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s Articles of Association:
Subject to the provisions of and so far as may be permitted under the law of England and Wales, every director, alternate director, secretary or other officer (other than any person (whether an officer or not) engaged by the Company as auditor) shall be entitled to be indemnified by the Company (and the Company shall also be able to indemnify directors of any associated company (as defined in section 256 of the Companies Act 2006) out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the actual or purported execution or discharge of the duties of his office or the exercise or purported exercise of his powers or otherwise in relation thereto, provided that no director of the Company or an associated company is indemnified by the Company against: (a) any liability incurred by the director to the Company or an associated company; (b) any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature; or (c) any liability incurred by the director (i) in defending any criminal proceedings in which that director is convicted, (ii) in defending any civil proceedings brought by the registrant or an associated company where final judgment is against the director or (iii) in connection with any applications under sections 661(3), 661(4) or 1157 of the Companies Act 2006 for which the court refuses to grant him relief.
Subject to the provisions of and so far as may be permitted by under the laws of England and Wales, and without prejudice to Article 179.1 of our Articles of Association, the board of directors shall have the power to purchase and maintain insurance at the expense of the Company for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, any holding company of the Company, or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body (a “Relevant Company”), or who were or were at any time trustees of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to a Relevant Company arising out of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme.
Item 7.   Recent Sales of Unregistered Securities.
During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.
The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
•
On May 3, 2023, 2,374,319 shares were issued to Power Metal Resources PLC. The total value of these shares was $255,920 and was offset against loans owed to Power Metal Resources PLC.

•
On May 10, 2023, in connection with our admission to trading on AIM, we issued 23,317,643 new ordinary shares at a price of $0.10 (£0.085), raising gross proceeds of $2,499,722 (£1,982,000) before expenses.

•
On May 10, 2023, we also issued an aggregate of 882,353 ordinary shares to our directors as bonus shares, with a total value of $94,591 (£75,000).

•
On June 9, 2023, 805,882 contract shares were issued to Mrs. Turkmani for consulting fees for a two-year period with a total value of $86,171.

•
On August 2, 2023, we agreed with two suppliers of professional and marketing services with invoices totaling $66,732 (£52,500) that that their fees would be settled via the issue of 617,647 new ordinary shares of 1.0p each valued at 8.5p per share.

•
On March 11, 2024, we completed a strategic raise of $955,485 (£750,000), before issue costs, through the issue of 5,000,000 new ordinary shares of 1.0p each in a subscription from Purebond at an issue price of 15.0p per share.

•
On June 10, 2024, we completed a strategic raise of $644,466 (£506,250), through the issue of 2,250,000 new ordinary shares of 1.0p each in a subscription from Purebond at an issue price of 22.5p per share.

•
On August 15, 2024, we completed a strategic raise of $2,750,000 (£2,154,074.58), through the issue of 7,978,054 new ordinary shares of 1.0p each in subscriptions from certain investors at an issue price of 27.0p per share.

•
During the year ended June 30, 2024, we received notice to exercise warrants over 16,159,263 new ordinary shares of £0.01 each at an exercise price of 10.75p per warrant share, which raised £1,737,121.

•
During the year ended June 30, 2024, we received notice to exercise warrants over 805,052 new ordinary shares of £0.01 each at an exercise price of 17.00p per warrant share, raising an additional £136,859.

•
During the year ended June 30, 2025, a total of 18,908,700 warrants over new ordinary shares were exercised, raising aggregate gross proceeds of approximately $4,455,305 (£3,414,479). In addition, we completed strategic equity fundraisings resulting in the issuance of a total of 10,478,054 new ordinary shares, raising aggregate gross proceeds of approximately $3,677,988 (£2,904,075) before expenses.

•
On July 23, 2025, we completed a private placement raising approximately £15.6 million (approximately $21.0 million) through the issue of 25,945,000 ordinary shares at a price of £0.60 per share to new and existing shareholders.

•
On July 31, 2025, we issued 2,094,996 ordinary shares upon the exercise of outstanding warrants, of which 991,276 were exercised at an exercise price of £0.1075 per share and 1,103,720 were exercised at an exercise price of £0.17 per share, raising approximately £294,000 in gross proceeds.

•
On September 18, 2025, we issued 40,000 ordinary shares upon the exercise of outstanding warrants at an exercise price of £0.375 per share, raising £15,000 in gross proceeds.

•
On October 2, 2025, we issued 80,000 ordinary shares upon the exercise of outstanding warrants at an exercise price of £0.375 per share, raising £30,000 in gross proceeds.

•
On November 6, 2025, we issued 300,000 ordinary shares upon the exercise of outstanding options at an exercise price of £0.226 per share, raising £68,000 in gross proceeds.

•
On November 20, 2025, we issued 100,000 ordinary shares upon the exercise of outstanding options at an exercise price of £0.0014 per share, raising £14,000 in gross proceeds.

•
On December 4, 2025, we issued 500,000 ordinary shares upon the exercise of outstanding options at an exercise price of £0.14 per share, raising £70,000 in gross proceeds.

These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.
No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7. However, in connection with certain fundraises, we paid broker commissions solely to brokers for investors they introduced. No other commissions or incentives were paid.
Item 8.   Exhibits and Financial Statement Schedules.
(a)   The Exhibit Index is hereby incorporated herein by reference.
(b)   Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.
Item 9.   Undertakings.
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby further undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
3.1	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026)
4.1*	Deposit Agreement, by and among the Registrant, JPMorgan Chase Bank, N.A. and the holders and beneficial owners of American depositary receipts issued thereunder
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)
5.1**	Opinion of Haynes and Boone CDG LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1	Exploration Lease and Option to Purchase Agreement Tempiute Project (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026)
10.2	Right of First Refusal Agreement between the Registrant and UCAM (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026)
10.3	Right of First Refusal Agreement between the Registrant and Duquesne (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026)
10.4*†	Deed of Indemnity between the Registrant and Oliver Friesen
10.5*†	Deed of Indemnity between the Registrant and Jason Thomas Starzecki
10.6*†	Deed of Indemnity between the Registrant and Benjamin James Hodges
10.7*†	Deed of Indemnity between the Registrant and Mark Burnett
10.8*†	Deed of Indemnity between the Registrant and Michael X. Schlumpberger
10.9*†	Registration Rights Agreement, by and among the Registrant and the shareholders that are signatories thereto
14.1*	Code of Conduct
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of PKF Littlejohn LLP an independent registered public accounting firm
23.2*	Consent of RESPEC Company LLC
23.3*	Consent of Argus Media Group
23.4*	Consent of Haynes and Boone CDG LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included in signature page to Registration Statement)
96.1	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled “SK 1300 Technical Report Summary Pilot Mountain Tungsten Project” (incorporated herein by reference to Exhibit 96.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026)
107**	Filing Fee Table

*
Filed herewith.

**
To be filed by amendment.

†
Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the Registrant treats as private or confidential.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on            , 2026.
GUARDIAN METAL RESOURCES PLC
By:

Name:
Oliver Friesen

Title:
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Oliver Friesen and Jacob Daniel Mather and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2026 in the capacities indicated:
Name	Title
Oliver Friesen	Chief Executive Officer and Director (Principal Executive Officer)
Jacob Daniel Mather	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Jason Thomas Starzecki	Executive Chairman and Director
Benjamin James Hodges	Director
Mark Burnett	Director
Michael X. Schlumpberger	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Guardian Metal Resources PLC has signed this registration statement on            , 2026.
Golden Metal Resources LLC
By:

Name:
Jason Thomas Starzecki

Title:
Authorized Signatory